File Nos.   333-101812
                                                                 811-05618
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                       SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549
                                 Initial Filing
                                   FORM N-4

REGISTRATION STATEMENT UNDER THE SECURITIES ACT OF 1933                   (X)
            Pre-Effective Amendment No. 1                                 (X)
            Post-Effective Amendment No.                                  ( )

REGISTRATION  STATEMENT UNDER THE INVESTMENT COMPANY ACT OF 1940          ( )
            Amendment  No. 134                                            (X)

                      (Check appropriate box or boxes.)

     ALLIANZ  LIFE  VARIABLE  ACCOUNT  B
     ------------------------------------
        (Exact  Name  of  Registrant)

     ALLIANZ  LIFE  INSURANCE  COMPANY  OF  NORTH  AMERICA
     -----------------------------------------------
        (Name  of  Depositor)

     5701 Golden Hills Drive, Minneapolis, MN                            55416
     -------------------------------------------                         -----
     (Address  of  Depositor's  Principal  Executive  Offices)      (Zip Code)


Depositor's  Telephone  Number,  including  Area  Code    (763)  765-2913

     Name  and  Address  of  Agent  for  Service
     -------------------------------------
          Stewart D. Gregg
          Allianz  Life  Insurance  Company  of  North  America
          5701 Golden Hills Drive
          Minneapolis,  MN    55416


Approximate Date of Proposed Public Offering:

     As soon as practicable after the effective date of this filing.

Title of Securities Registered:

     Individual Deferred Variable Annuity Contracts


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The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the Registration Statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.
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                               PART A Prospectus

                       Supplement dated _____, 2003 to the
     USAllianz(R) CharterTM II Variable Annuity prospectus dated _____, 2003
                                    Issued by
                 Allianz Life Insurance Company of North America
                         Allianz Life Variable Account B

This supplement should be attached to the prospectus and retained for future reference.

Effective ____,  2003, two new Investment  Choices are available under the Fixed
Account:  Fixed  Period  Accounts  (FPAs) and an Equity  Indexed  Fixed  Account
(EIFA).

Fixed period accounts (fpas)

FPAs are a type of Investment Choice available under the Fixed Account. When you allocate money to an FPA we will credit your money with interest. We will periodically reset the interest rates that apply to the FPAs. FPAs may not be available in all states and are available only during the Accumulation Phase.

FPAs are part of the Fixed Account, which is part of our general account. If you select the FPAs, your money will be placed with the other general assets of Allianz Life. The general account consists of all of our assets other than those in our separate accounts. We have complete ownership of all assets in our general account and we use these assets to support our insurance and annuity obligations other than those funded by our separate accounts. These assets are subject to our general liabilities from business operations. Subject to applicable law, we have sole discretion over the investment of the assets of the general account.

We have not registered the Fixed Account as an investment company under the Investment Company Act of 1940, nor have we registered interests in the Fixed Account under the Securities Act of 1933. As a result, the SEC has not reviewed the disclosures in this prospectus relating to the Fixed Account.

We may offer FPAs with account periods of anywhere from one to ten years. An account period is the amount of time we expect money to remain in an FPA. Only one FPA of a specific account period is available for Purchase Payments or transfers on any Business Day. The minimum amount that may be allocated or transferred to an FPA is $1,000.

Withdrawals or transfers from the FPAs that you make more than 30 days before the end of an account period are generally subject to an FPA Market Value
Adjustment (FPA MVA, see below). An FPA MVA may increase or decrease your Contract Value and/or the amount transferred or withdrawn. The increase or decrease will depend upon current interest rates in effect at the time of the transfer or withdrawal.


If you request a partial transfer or partial withdrawal from the FPAs, and the amount you request to receive is greater than the Fixed Account Value in the FPAs after adjustment for the MVA, we will instead treat your request as a request for a complete transfer or full withdrawal. Additionally, we will treat any request for a partial withdrawal from the FPAs that would reduce the Fixed Account Value in the FPAs below $1,000 as a request for a full withdrawal from the FPAs. If you completely transfer or fully withdraw your Contract Value in the FPAs, the minimum value of the amount transferred or withdrawn after any FPA MVA will be at least equal to the FPA Guaranteed Minimum Value (see below).


Unless you instruct us otherwise, we will first take partial withdrawals pro rata from the Investment Options. If the Contract Value in the Investment Options is insufficient for the partial withdrawal we will take the remaining amount of the withdrawal from the FPAs.

We make distributions from an FPA for transfers or partial withdrawals on a first-in-first-out (FIFO) basis. That is, a transfer or a withdrawal from an FPA will first reduce the Contract Value in the oldest FPA, then the next oldest, and so on.

The FPAs are not available under the dollar cost averaging or flexible rebalancing programs. The FPAs are not available during the Payout Phase. An election to begin receiving Annuity Payments may involve an FPA MVA if any of your Contract Value is in an FPA on the Income Date because we will transfer any Contract Value out of the FPAs.

FPA MARKET VALUE ADJUSTMENT (fpa mva)


An FPA MVA is an adjustment we make when you make a transfer or withdrawal from an FPA more than 30 days before the end of an account period. Generally, if you make a partial transfer or partial withdrawal of the value from an FPA we will apply the FPA MVA to your Fixed Account Value. If you request a partial transfer or partial withdrawal from the FPAs, and the amount you request to receive is greater than the Fixed Account Value in the FPAs after adjustment for the MVA, we will instead treat your request as a request for a complete transfer or full withdrawal. Additionally, we will treat any request for a partial withdrawal from the FPAs that would reduce the Fixed Account Value in the FPAs below $1,000 as a request for a full withdrawal from the FPAs. If you completely transfer or fully withdraw the value from an FPA we will apply the FPA MVA to the amount of the withdrawal or transfer. If you completely transfer or fully withdraw your Contract Value in the FPAs, the minimum value of the amount transferred or withdrawn after any FPA MVA will be at least equal to the FPA Guaranteed Minimum Value (see below). We base this adjustment on a formula called an FPA MVA. The FPA MVA formula compares:

|X| the index interest rate with a maturity equal to the account period for a specific FPA at the time money went into an FPA, to


|X| the index interest rate with maturity equal to the remaining term of the account period on the date we calculate the FPA MVA.


The index interest rates are monthly rates we establish for the FPA MVA. We reset these rates on the first Business Day of every month to be equal to the last published U.S. Treasury Constant Maturity Interest Rate.


If the publication of the U.S. Treasury Constant Maturity Interest Rate is discontinued, upon receiving regulatory approval, we will substitute a suitable interest rate and notify you of the change.

An FPA MVA can be either positive or negative and is shown in the following table:

If the index interest rate with maturity equal
to the account period for a specific FPA
at the time money went into the FPA is....                 then the MVA is:
---------------------------------------------            ----------------
less than the index interest rate with a                   negative
maturity equal to the remaining term
of the account period on the FPA MVA date

equal to the index interest rate with a                    zero
maturity equal to the remaining term
of the account period on the FPA MVA date

greater than the index interest rate with a                positive
maturity equal to the remaining term
of the account period on the FPA MVA date

The FPA MVA Formula is equal to [(1+I)/(1+J)]N where:


I = the index interest rate with maturity equal to the account period for a specific FPA at the time money went into the FPA.

J = the index interest rate with maturity years equal to the remaining term of the account period on the date we calculate the FPA MVA (rounded up).


N = number of years remaining in the current account period (including fraction).

We will not apply FPA MVAs to amounts withdrawn for the contract maintenance charge, death claims or for amounts you receive if you return the Contract under the free look/right to examine provision. In some states, the FPA MVA is limited or revised.

We will not apply FPA MVAs within 30 days before the end of an account period. You will receive a notice mailed at least 30 days in advance of the period in which we will not apply an FPA MVA. We will allocate any amounts for which we have not received instructions at the end of the account period to another FPA with the shortest available account period.

FPA MVA Examples

The following examples show the effect of an FPA MVA on your Contract.


o You purchase a Contract with an initial Purchase Payment of $100,000 and you allocate $10,000 to an FPA with a five-year account period. The index interest rate with a five-year maturity is 6%.
o    You make no additional Purchase Payments.
o On July 1 of your fourth Contract Year you transfer the entire amount out of the FPA into the Investment Options. The Fixed Account Value in the FPA on the date of (but prior to) the transfer is $12,262.26.
o        You make no other transfers or withdrawals.


Example of a positive FPA MVA:


Assume that the index interest rate with a two year maturity is 5%, then the FPA MVA is (1.06/1.05)1.5 = 1.014320. The amount of the transfer plus the MVA is $12,262.26 x 1. 014320 = $12,437.85. In other words, the value transferred out of the FPA is $12,262.26 and the value transferred into the Investment Options is $12,437.85.


Example of a negative FPA MVA:


Assume that the index interest rate with a two-year maturity is 7%, then the FPA MVA is (1.06/1.07)1.5 = 0.986014. The amount of the transfer plus the MVA is $12,262.26 x 0. 986014 = $12,090.76. In other words, the value transferred out of the FPA is $12,262.26 and the value transferred into the Investment Options is $12,090.76.


Example of an FPA MVA on a partial transfer:


Assume that instead of transferring the entire amount out of the FPA on July 1 of your fourth Contract Year you request to have $1,000 transferred into the Investment Options. (If you instead request to transfer $1,000 from the FPA, the calculations would be similar to those for the complete transfer above.)


If the index interest rate with a two-year maturity is instead, 5%, then the FPA MVA is 1.014320. The amount of the transfer from the FPA plus the MVA is $1,000/1.014320 = $985.88. In other words, the value transferred out of the FPA is $985.88 and the value transferred into the Investment Options is $1,000.

If the index  interest rate with a two-year  maturity is 7%, then the FPA MVA is
0.986014. The amount of the transfer from the FPA plus the MVA is $1,000/0.986014 = $1,014.18. In other words, the value transferred out of the FPA is $1,014.18 and the value transferred into the Investment Options is $1,000.

FPA GUARANTEED MINIMUM VALUE

If you completely transfer or fully withdraw your Contract Value in the FPAs, the minimum value of the amount transferred or withdrawn after any FPA MVA, is guaranteed to be at least equal to the greater of (a) or (b) where:

(a) equals all allocations to the FPAs less partial withdrawals (including any withdrawal charges) and transfers from the FPAs, or

(b)           equals the sum of:

|X| 87.5% of all allocations to the FPAs less all partial withdrawals (including any withdrawal charges) and transfers from the FPAs, accumulated at the guaranteed rate specified in the endorsement to your Contract (which is currently 3%) and;

|X| any pro rata portion of the withdrawal charges that would have been assessed against the FPA on a full withdrawal.


All partial withdrawals and transfers in the above calculation of the FPA Guaranteed Minimum Value do not reflect any MVA. In no event will the Fixed Account Value in the FPA adjusted for any applicable MVA be less than the FPA Guaranteed Minimum Value upon complete transfer or full withdrawal.

EQUITY iNDEXED fIXED account (eifA)

The EIFA is a type of Investment Choice available under the Fixed Account. Any money you allocate to the EIFA will earn "index benefit credits," which are described below. It is possible that your index benefit credit will be zero, but it cannot be negative. You might not gain value by selecting the EIFA and you may lose value if you make a withdrawal or transfer more than 30 days before the end of the account period. The EIFA may not be available in all states and it is available only during the Accumulation Phase.

The EIFA is part of the Fixed Account, which is part of our general account. If you select the EIFA, your money will be placed with the other general assets of Allianz Life. The general account consists of all of our assets other than those in our separate accounts. We have complete ownership of all assets in our general account and we use these assets to support our insurance and annuity obligations other than those funded by our separate accounts. These assets are subject to our general liabilities from business operations. Subject to applicable law, we have sole discretion over the investment of the assets of the general account.

We have not registered the Fixed Account as an investment company under the Investment Company Act of 1940, nor have we registered interests in the Fixed Account under the Securities Act of 1933. As a result, the SEC has not reviewed the disclosures in this prospectus relating to the Fixed Account.

The EIFA offers ten-year account period buckets. Each account period bucket is made up of ten terms of twelve consecutive months each. A term covers the same time period as a Contract Year. An account period is the amount of time we expect money to remain in the EIFA.

Allocations of Purchase Payments and transfers to the EIFA may only occur on the Issue Date or a Contract Anniversary. If you make an allocation to the EIFA on a date other than the Issue Date or a Contract Anniversary, we will reject your allocation. If we reject your allocation, we will call your registered representative to request alternate instructions. If we are unable to contact your registered representative, we will contact you directly. If we reject the allocation, we will send you a written notification within five Business Days.

The minimum initial amount you may allocate to the EIFA is $5,000. The minimum subsequent amount you may allocate to the EIFA is $1,000. Each allocation to the EIFA goes into it's own ten-year account period bucket. If you make more than one allocation to the EIFA in a day we will count all your allocations on that day as one allocation and put them in the same ten-year account period bucket. These buckets are how we track how long each of your allocations has been in the EIFA.

Withdrawals or transfers from the EIFA that you make more than 30 days before the end of an account period are generally subject to an EIFA Market Value Adjustment or EIFA MVA (see below). An EIFA MVA may increase or decrease your Contract Value and/or the amount transferred or withdrawn. The increase or decrease will depend upon current interest rates in effect at the time of the transfer or withdrawal. Any amount that is withdrawn or transferred from the EIFA before the end of a term will not receive any index benefit credit for that term.


If you request a partial transfer or partial withdrawal from the EIFA, and the amount you request to receive is greater than the Fixed Account Value in the EIFA after adjustment for the MVA, we will instead treat your request as a request for a complete transfer or full withdrawal. Additionally, we will treat any request for a partial withdrawal from the EIFA that would reduce the Fixed Account Value in the EIFA below $1,000 as a request for a full withdrawal from the EIFA. If you completely transfer or fully withdraw your Contract Value in the EIFA, the minimum value of the amount transferred or withdrawn after any EIFA MVA will be at least equal to the EIFA Guaranteed Minimum Value (see below).


Unless you instruct us otherwise, we will first take partial withdrawals pro rata from the Investment Options. If the Contract Value in the Investment Options is insufficient for the partial withdrawal we will take the remaining amount of the withdrawal from any other available Fixed Account Investment Choice before taking it out of the EIFA.

We make distributions from the EIFA for transfers or partial withdrawals on a first-in-first-out (FIFO) basis. That is, a transfer or a withdrawal from the EIFA will first reduce the Contract Value in the EIFA with the oldest account period bucket, then the next oldest bucket, and so on.

The EIFA is not available under the dollar cost averaging or flexible rebalancing programs. The EIFA is not available during the Payout Phase. An election to begin receiving Annuity Payments may involve an EIFA MVA if any of your Contract Value is in the EIFA on the Income Date because we will transfer any Contract Value out of the EIFA.

index benefit credits

We calculate index benefit credits as follows.

The initial index value equals the index value at the close of the last Business Day before the start of the EIFA term.

The monthly index value is the index value at the close of the last Business Day before each monthly anniversary date. The monthly anniversary date is the day of each month that corresponds to your Contract Anniversary date. If the monthly anniversary date falls on a date that does not exist in a given month (for example, the 31st), the monthly anniversary date will be the last day of the month.

The index increase amount is equal to the greater of:
|X|      zero, or

|X| the average of the monthly index values during the EIFA term minus the initial index value.

The index rate is the lesser of:
|X|      the cap, or
|X|      the index increase amount divided by the initial index value.

The cap will vary by index and the initial cap for the first Contract Year is shown in your Contract. We guarantee each cap for one Contract Year. We will declare a new cap on each Contract Anniversary. We consider investor demand, investment opportunities and option costs when setting a cap. The cap will never be less than 4% and will never decrease more than 2% per year from the previous year's cap.

The index benefit credit equals:
|X| the Fixed Account Value in the EIFA at the end of the term (immediately prior to the application of the index benefit credit), multiplied by
|X|  the index rate.

The amount of the index benefit credit will never be less than zero.

We will calculate index benefit credits for each index we use. Currently we only use the ____ index. ____ are trademarks of ____ and have been licensed for use by us. The Contract is not endorsed, sponsored, sold or promoted by ____ and ____ make no representation regarding the advisability of purchasing the Contract. We may add, substitute or remove indexes in the future.

You cannot invest in an index. Allocations you make to the EIFA are not invested in the index or the securities that underlie the index. Instead your allocations become part of our general account. Index benefit credits do not reflect the actual investment performance of the index. Only the calculation of the index benefit credits are based on the index returns.

We generally will not apply an index benefit credit to any money taken out of an EIFA before the end of the term. This includes any amounts withdrawn for charges, amounts withdrawn for payment of death benefits, partial withdrawals or transfers from the EIFA. However, we will apply partial index benefit credits at the end of the term for any withdrawals from the EIFA that are not subject to a withdrawal charge during the withdrawal charge period. The partial index benefit credit reflects credit for the portion of the term the amount of the withdrawal was in the EIFA.

Index Benefit Credit Examples:

o You purchase the Contract with an initial Purchase Payment of $100,000 and you allocate $10,000 to the EIFA.


o You take a partial withdrawal of $1,000 (this includes the withdrawal charge) in the second Contract Year. You take no other partial withdrawals. This assumes that the partial withdrawal is subject to withdrawal charges and therefore, no partial index credits are made.

o You make an additional Purchase Payment of $10,000 on your third Contract Anniversary and allocate it to the EIFA. You make no other additional Purchase Payments.

o    The cap is 8% in all years.

The example below demonstrates the calculation of the index benefit credit as well as the impact of the cap, a negative index return, a partial withdrawal and an additional Purchase Payment. For purposes of this example, the index rate is rounded to one decimal place and the index benefit credit is rounded to whole dollars.


              Initial        Average          Index                      Index       End of Term EIFA
              Index      Monthly Index       Increase     Index Rate    Benefit     Fixed Account Value
    Term        Value         Value           Amount                     Credit
    ----        -----         -----           ------                     ------
     0                                                                                    $10,000
     1          10.00         10.40            0.40         4.00%         $400            $10,400
     2          10.35         11.49            1.14         8.00%         $752            $10,152
     3          11.25         11.09             0             0            0              $10,152
     4          11.15         11.43            0.28         2.50%         $254            $20,406
     5          11.32         10.98             0             0            0              $20,406
     6          11.06         11.39            0.33         3.00%         $612            $21,018
     7          11.47         12.16            0.69         6.00%        $1,261           $22,279
     8          12.11         12.35            0.24         2.00%         $446            $22,725
     9          12.42         12.61            0.19         1.50%         $341            $23,066
     10         12.51         12.95            0.44         3.50%         $807            $23,873


The index increase amount is shown in the table above for each of the corresponding years. Note that it is never less than zero. Below are the details of the calculations of the values for the first four Contract Years.

Calculations as of the first Contract Anniversary: The index increase amount is the greater of a) or b):
              a) Zero                                                       0
              b) The average of the monthly index values
                 during the first Contract Year minus
                 the initial index value = 10.40 - 10.00 =             0.40
         The index increase amount is 0.40.

         The index rate equals the lesser of a) or b):
              a) The cap                                                  8%
              b) The index increase amount divided by the
                 initial index value = 0.40/10.00 =                       4%
          The index rate is 4%.

          The index benefit credit equals:
              The Fixed Account Value in the EIFA as
                 of the last day of the first Contract Year            $10,000
              multiplied by the index rate                             x    0.04
                                                                       ---------
                                                                       $     400

         The Fixed Account Value in the EIFA as of the fist Contract Anniversary is $10,400.

Calculations as of the second Contract Anniversary: The partial withdrawal in the second Contract Year reduces the Fixed Account Value in the EIFA to $9,400.

         The index increase amount is the greater of a) or b):
              a) Zero                                                       0
              b) The average of the monthly index values
                 during the second Contract Year minus
                 the initial index value = 11.49 - 10.35 =             1.14
         The index increase amount is 1.14.

         The index rate equals the lesser of a) or b):
              a) The cap                                                    8%
              b) The index increase amount divided by the
                 initial index value = 1.14/10.00 =                    11.4%
          The index rate is 8%.

          The index benefit credit equals:
              The Fixed Account Value in the EIFA as
                 of the last day of the second Contract Year           $ 9,400
              multiplied by the index rate                             x    0.08
                                                                       ---------
                                                                       $     752

The Fixed Account Value in the EIFA as of the second Contract Anniversary is $10,152. Note: any withdrawal or transfer from an EIFA that is subject to a withdrawal charge before the end of a term does not receive the index benefit credit for that term.

Calculations as of the third Contract Anniversary: The index increase amount is the greater of a) or b):
              a) Zero                                                       0
              b) The average of the monthly index values
                 during the third Contract Year minus
                 the initial index value = 11.09 - 11.25 =             -0.16
         The index increase amount is 0.

         The index rate equals the lesser of a) or b):
              a) The cap                                                 8%
              b) The index increase amount divided by the
                 initial index value = 0/11.25 =                         0%
          The index rate is 0%.

          The index benefit credit equals:
              The Fixed Account Value in the EIFA as
                 of the last day of the third Contract Year      $10,152
              multiplied by the index rate                       x         0
                                                                 -----------
                                                                 $         0

         The Fixed Account Value in the EIFA as of the third Contract Anniversary before application of the second Purchase Payment is $10,152, the same as it was on the second Contract Anniversary.

Calculations as of the fourth Contract Anniversary: The allocation on Jan. 1, 2006 of the second Purchase Payment increases the Fixed Account Value to $20,152.

         The index increase amount is the greater of a) or b):
              a) Zero                                                       0
              b) The average of the monthly index values
                 during the first Contract Year minus
                 the initial index value = 11.43 - 11.15 =             0.28
         The index increase amount is 0.28.

         The index rate equals the lesser of a) or b):
              a) The cap                                                  8%
              b) The index increase amount divided by the
                 initial index value = 0.28/11.15 =                    2.5%
          The index rate is 2.5%.

          The index benefit credit equals:
              The Fixed Account Value in the EIFA as
                 of the last day of the fourth Contract Year           $20,152
              multiplied by the index rate                             x  0.025
                                                                       --------
                                                                       $     254

The Fixed Account Value in the EIFA as of the fourth Contract Anniversary is $20,406.

The remaining values in the table are calculated in a similar manner.

eifa mARKET VALUE aDJUSTMENT (EIFA mva)


An EIFA MVA is an adjustment we make when you make a transfer or withdrawal from the EIFA more than 30 days before the end of an account period. Generally, If you make a partial transfer or partial withdrawal of the value from the EIFA we will apply the EIFA MVA to your Fixed Account Value. If you request a partial transfer or partial withdrawal from the EIFA, and the amount you request to receive is greater than the Fixed Account Value in the EIFA after adjustment for the MVA, we will instead treat your request as a request for a complete transfer or full withdrawal. Additionally, we will treat any request for a partial withdrawal from the EIFA that would reduce the Fixed Account Value in the EIFA below $1,000 as a request for a full withdrawal from the EIFA. If you completely transfer or fully withdraw the value from the EIFA we will apply the EIFA MVA to the amount of the withdrawal or transfer. If you completely transfer or fully withdraw your Contract Value in the EIFA, the minimum value of the amount transferred or withdrawn after any EIFA MVA will be at least equal to the EIFA Guaranteed Minimum Value (see below). We base this adjustment on a formula called a EIFA MVA. The EIFA MVA formula compares:


|X| the index interest rate with a ten-year maturity at the time money went into an EIFA, to

|X| the index interest rate with a maturity equal to the remaining term of EIFA account period on the date we calculate the EIFA MVA.


The index interest rates are monthly rates we establish for the EIFA MVA. We reset these rates on the first Business Day of every month to be equal to the last published U.S. Treasury Constant Maturity Interest Rate.

If the publication of the U.S. Treasury Constant Maturity Interest Rate is discontinued, upon receiving regulatory approval, we will substitute a suitable interest rate and notify you of the change.


An EIFA MVA can be either positive or negative and is shown in the following table:

If the index interest rate with a ten-year maturity
at the time money went into the EIFA is....                  then the MVA is:
----------------------------------------------------         ----------------
less than the index interest rate with a                        negative
maturity equal to the remaining term of the EIFA account period on the EIFA MVA date plus a percentage, K, as defined below equal to the index interest rate with a zero maturity equal to the remaining term of the EIFA account period on the EIFA MVA date plus a percentage, K, as defined below greater than the index interest rate with a positive maturity equal to the remaining term of the EIFA account period on the EIFA MVA date plus a percentage, K, as defined below

The EIFA MVA Formula is equal to [(1+I)/(1+J+K)]N where:


I = the index interest rate with a ten-year maturity at the time money went into the EIFA.

J = the index interest rate with a maturity equal to the remaining term of the EIFA account period on the date we calculate the EIFA MVA (rounded up).


K = a percentage, currently equal to 0.5%.

N = number of years remaining in the EIFA account period (including fraction).

We will not apply EIFA MVAs to amounts withdrawn for the contract maintenance charge, death claims or for amounts you receive if you return the Contract under the free look/right to examine provision. We determine any applicable withdrawal charges based on the market value adjusted withdrawal value. In some states, the EIFA MVA is limited or revised.

We will not apply EIFA MVAs within 30 days before the end of an account period. You will receive a notice mailed at least 30 days in advance of the period in which we will not apply an EIFA MVA. We will allocate any amounts for which we have not received instructions at the end of the account period to a new EIFA with a ten-year account period.

EIFA MVA Examples

The following examples show the effect of an EIFA MVA on your Contract Value.

o You purchase a Contract with an initial Purchase Payment of $100,000 and you allocate $10,000 to the EIFA. The index interest rate with a ten-year maturity is 6%.


o    You make no additional Purchase Payments.



o On July 1 of your sixth Contract Year you transfer the entire amount out of the EIFA into the Investment Options. The Fixed Account Value in the EIFA on the date of (but prior to) the transfer is $15,000.


o    You make no other transfers or withdrawals.

Example of a positive EIFA MVA:


Assume that the index interest rate with a five-year maturity on July 1 of your sixth Contract Year is 5%. The EIFA MVA is then [(1.06/(1.05+0.005)]4.5 =
1.021505. The amount of the transfer plus the EIFA MVA is $15,000 x 1.021505 = $15,322.57. In other words, the value transferred out of the EIFA is $15,000 and the value transferred into the Investment Options is $15,322.57.


Example of a negative EIFA MVA:


Assume that the index interest rate with a five-year maturity on July 1 of your sixth Contract Year is 7%. The EIFA MVA is then [(1.06/(1.07+0.005)]4.5 =
0.938725. The amount of the transfer plus the EIFA MVA is $15,000 x 0.938725 = $14,080.87. In other words, the value transferred out of the EIFA is $15,000 and the value transferred into the Investment Options is $14,080.87.


Example of an EIFA MVA on a partial transfer:


Assume that instead of transferring the entire amount out of the EIFA on July 1 of your fourth Contract Year you request to have $1,000 transferred into the Investment Options. (If you instead request to transfer $1,000 from the EIFA the calculations would be similar to those for the complete transfer above.)


If the index interest rate with a five-year maturity is instead, 5%, then the FPA MVA is 1.021505. The amount of the transfer from the FPA plus the MVA is $1,000/1.021505 = $978.95. In other words, the value transferred out of the FPA is $978.95 and the value transferred into the Investment Options is $1,000.


If the index interest rate with a five-year maturity is 7%, then the EIFA MVA is
0.938725. The amount of the transfer plus the EIFA MVA is $1,000/0.938725 = $1,065.28. In other words, the value transferred out of the FPA is $1,065.28 and the value transferred into the Investment Options is $1,000.


EIFA GUARANTEED MINIMUM VALUE


If you completely transfer or fully withdraw your Contract Value in the EIFA, the minimum value of the amount transferred or withdrawn after any EIFA MVA, is guaranteed to be at least equal to the greater of (a) or (b) where:

(c) equals all allocations to the EIFA less partial withdrawals (including any withdrawal charges) and transfers from the EIFA, or


(d)           equals the sum of:


|X| 87.5% of all allocations to the EIFA less all partial withdrawals (including any withdrawal charges) and transfers from the EIFA, accumulated at the guaranteed rate specified in the endorsement to your Contract (which is currently 3%) and;


|X| any pro rata portion of the withdrawal charges that would have been assessed against the EIFA on a full withdrawal.


All partial withdrawals and transfers in the above calculation of the EIFA Guaranteed Minimum Value do not reflect any MVA. In no event will the Fixed Account Value in the EIFA adjusted for any applicable MVA be less than the EIFA Guaranteed Minimum Value upon complete transfer or full withdrawal.

                               ABOUT THE INDEXES

Neither Allianz Life nor ___ make any representation or implications regarding the advisability of investing in securities represented by the index or in the Contract or the ability of the ____ Index to track general stock market performance. ____'s only relationship to Allianz Life is the licensing of certain trademarks and trade names of the ____ and of the ____ Index which is determined, composed, and calculated by ____ without regard to us or the Contract. ____ has no obligation to take our needs or the needs of the Contract Owners into consideration in determining, composing, or calculating the ____ Index. ____ is not responsible for, and has not participated in, the determination of the prices and amount of the Contract or the timing of the issuance or sale of the Contract or in the determination or calculation of the equation by which the Contract is to be converted into cash. ____ has no obligation or liability in connection with the administration, marketing, or trading of the Contract.

____ DOES NOT GUARANTEE THE ACCURACY AND/OR THE COMPLETENESS OF THE ____ INDEX OR ANY DATA INCLUDED IN THE INDEX AND ____ SHALL HAVE NO LIABILITY FOR ANY ERRORS, OMISSIONS, OR INTERRUPTIONS IN THE INDEX. ____ MAKES NO WARRANTY, EXPRESS OR IMPLIED, AS TO RESULTS TO BE OBTAINED BY US, CONTRACT OWNERS, OR ANY OTHER PERSON OR ENTITY FOR THE USE OF THE ____ INDEX OR ANY DATA INCLUDED IN THE INDEX. ____ MAKES NO EXPRESS OR IMPLIED WARRANTIES, AND EXPRESSLY DISCLAIMS ALL WARRANTIES OF MERCHANTABILITY OR FITNESS FOR A PARTICULAR PURPOSE OR USE WITH RESPECT TO THE ____ INDEX OR ANY DATA INCLUDED IN THE INDEX. WITHOUT LIMITING ANY OF THE FOREGOING, IN NO EVENT SHALL ____ HAVE ANY LIABILITY FOR ANY SPECIAL, PUNITIVE, INDIRECT, OR CONSEQUENTIAL DAMAGES (INCLUDING LOST PROFITS), EVEN IF NOTIFIED OF THE POSSIBILITY OF SUCH DAMAGES.

                                                                  PRO-0001-__/03






             THE USALLIANZ(R) CHARTER II VARIABLE ANNUITY CONTRACT

                                    issued by

                         AllIANZ LIFE VARIABLE ACCOUNT B

                                       and

                 ALLIANZ LIFE INSURANCE COMPANY OF NORTH AMERICA


This prospectus describes an individual flexible purchase payment variable deferred annuity contract ("Contract") issued by Allianz Life Insurance Company of North America (Allianz Life, we, us, our).

For your convenience we have provided a glossary (see Section 12) that defines key, capitalized terms that are used in this prospectus.

The Contract is called "flexible purchase payment" because you may generally make Purchase Payments at any time and for any amount (subject to certain restrictions) during the Accumulation Phase, which is the first of the Contract's two phases. The Contract is called a "deferred" annuity contract because Annuity Payments to you from the Contract are deferred until the Payout Phase, the second of the Contract's two phases.

The Contract is a "variable" contract because your Contract Values and/or your Annuity Payments will increase or decrease depending on the performance of the underlying Investment Options you select. The Investment Options invest in different types of securities and follow varying investment strategies. Depending on market conditions, you can gain or lose value by investing in the Investment Options.


You can allocate your Purchase Payments to the Investment Choices available under your Contract. The Investment Choices currently include the variable Investment Options listed below and they also include any available Fixed Account Investment Choices. One or more of the Investment Choices may not be available in your state. You can select up to ten Investment Options. We may add, substitute or remove Investment Choices in the future. An allocation to the Van Kampen Capital Preservation Portfolio involves certain trading restrictions. For more information, see section 4. Investment Options - Transfers.




AIM
USAZ AIM Basic Value Fund
USAZ AIM Blue Chip Fund
USAZ AIM Dent Demographic Trends Fund
USAZ AIM International Equity Fund

ALLIANCE CAPITAL
USAZ Alliance Capital Growth and Income Fund
USAZ Alliance Capital Large Cap Growth Fund
USAZ Alliance Capital Technology Fund

DAVIS
Davis VA Financial Portfolio
Davis VA Value Portfolio

DREYFUS
Dreyfus Small Cap Stock Index Fund
Dreyfus Stock Index Fund

FRANKLIN TEMPLETON
Franklin Global Communications Securities Fund
Franklin Growth and Income Securities Fund
Franklin High Income Fund
Franklin Income Securities Fund
Franklin Large Cap Growth Securities Fund
Franklin Real Estate Fund Franklin
Rising Dividends Securities Fund
Franklin Small Cap Fund
Franklin Small Cap Value Securities Fund
Franklin U.S. Government Fund
Franklin Zero Coupon Fund 2005
Franklin Zero Coupon Fund 2010
Mutual Discovery Securities Fund
Mutual Shares Securities Fund
Templeton Developing Markets Securities Fund
Templeton Foreign Securities Fund
Templeton Growth Securities Fund
USAZ Templeton Developed Markets Fund

JENNISON
Jennison 20/20 Focus Portfolio
SP Jennison International Growth Portfolio
SP Strategic Partners Focused Growth Portfolio

OPPENHEIMER
Oppenheimer Global Securities Fund/VA
Oppenheimer High Income Fund/VA
Oppenheimer Main Street Growth & Income Fund/VA
USAZ Oppenheimer Emerging Growth Fund

PIMCO
PIMCO VIT High Yield Portfolio
PIMCO VIT StocksPLUS Growth and Income Portfolio
PIMCO VIT Total Return Portfolio
USAZ PIMCO Growth and Income Fund
USAZ PIMCO Renaissance Fund
USAZ PIMCO Value Fund

SELIGMAN
Seligman Small-Cap Value Portfolio

USAZ
USAZ Money Market Fund

VAN KAMPEN
Van Kampen Capital Preservation Portfolio
USAZ Van Kampen Aggressive Growth Fund
USAZ Van Kampen Comstock Fund
USAZ Van Kampen Emerging Growth Fund
USAZ Van Kampen Growth and Income Fund
USAZ Van Kampen Growth Fund


Please read this prospectus before investing and keep it for future reference. It contains important information about your annuity. This prospectus is not an offering of the securities in any state, country, or jurisdiction in which we are not authorized to sell the Contracts. You should rely only on the information contained in this prospectus or that we have referred you to. We have not authorized anyone to provide you with information that is different.


The Securities and Exchange Commission (SEC) has not approved or disapproved these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.


An investment in this Contract is not a deposit of a bank or financial institution and is not federally insured or guaranteed by the Federal Deposit Insurance Corporation or any other government agency. An investment in this Contract involves investment risk including the possible loss of principal.

Variable annuity contracts are complex insurance and investment vehicles. Before you invest, be sure to ask your registered representative about the Contract's features, benefits, risks and fees, and whether the Contract is appropriate for you based upon your financial situation and objectives.

Dated: _________, 2003

TABLE OF CONTENTS
--------------------------------------------------------------------------------



Summary

Fee Tables

1.The Variable Annuity Contract

    Ownership
         Contract Owner
         Joint Owner
         Annuitant
         Beneficiary
         Assignment

2. Annuity Payments (The Payout Phase)

     Income Date
     Annuity Payments
     Partial Annuitization
     Annuity Options
     Guaranteed Minimum Income
         Benefits (GMIB) - Annuity Income Protection
     Traditional Guaranteed Minimum Income
         Benefit (Traditional GMIB)
     Enhanced Guaranteed Minimum Income
         Benefit (Enhanced GMIB)
     GMIB Examples

3. Purchase

     Purchase Payments
     Automatic Investment Plan
     Allocation of Purchase Payments
     Tax-Free Section 1035 Exchanges
     Faxed Applications
     Free Look / Right to Examine
     Accumulation Units

4. Investment Options

     Substitution and Limitation on
         Further Investments
     Transfers
         Telephone Transfers
         Excessive Trading
     Dollar Cost Averaging (DCA) Program
     Flexible Rebalancing
     Financial Advisers -
         Asset Allocation Programs
     Voting Privileges

5. The Fixed Account


6. Expenses

     Mortality and Expense Risk (M&E) Charge
     Contract Maintenance Charge
     Withdrawal Charge
         Reduction or Elimination of the
           Withdrawal Charge
     Commutation Fee
     Transfer Fee
     Premium Taxes
     Income Taxes
     Investment Option Expenses

7. Taxes

    Annuity Contracts in General
    Qualified Contracts
    Multiple Contracts
    Partial 1035 Exchanges
    Distributions -- Non-Qualified Contracts
    Distributions -- Qualified Contracts
    Death Benefits
    Diversification

8. Access to Your Money

     Guaranteed Partial Withdrawal
         Benefit (GPWB)
    Systematic Withdrawal Program
    Minimum Distribution Program
    Suspension of Payments or Transfers

9 Performance and Illustrations

10 Death Benefit
     Upon Your Death
     Traditional Guaranteed Minimum
       Death Benefit (Traditional GMDB)
     Enhanced Guaranteed Minimum
       Death Benefit (Enhanced GMDB)
     Earnings Protection Guaranteed
       Minimum Death Benefit (EP GMDB)
     Death Benefit Examples
     Death Benefit Payment Options
     Death of the Annuitant

11 Other Information
     Allianz Life
     The Separate Account
     Distribution
     Additional Credits for Certain Groups
     Administration
     Financial Statements
12.      Glossary
13.      Table of Contents of the Statement of Additional Information

14.      Privacy Notice

Appendix A: Annual Expenses For Each
  Investment Option

SUMMARY

The sections in this summary correspond to sections in this prospectus which discuss the topics in more detail.

THE VARIABLE ANNUITY CONTRACT: The annuity Contract offered by Allianz Life provides a means for investing on a tax-deferred basis in the Investment
Choices. The Contract is intended for retirement savings or other long-term investment purposes. You can purchase the contract as a Non-Qualified Contract or as a Qualified Contract. The Contract provides several different Annuity Payment options that you can choose from and a Traditional Guaranteed Minimum Death Benefit (Traditional GMDB). The Traditional GMDB guarantees a minimum death benefit of total Purchase Payments adjusted for partial withdrawals.


If all owners are 79 or younger on the Issue Date, you may instead select the Enhanced Guaranteed Minimum Death Benefit (Enhanced GMDB). The Enhanced GMDB guarantees a minimum death benefit of the greater of: (a) the Annual Increase Amount prior to any owner's 81st birthday, or (b) the Maximum Anniversary Value
(MAV) on each Contract Anniversary prior to any owner's 81st birthday. These amounts are adjusted for subsequent partial withdrawals and subsequent Purchase Payments.


If all owners are 75 or younger on the Issue Date, you may instead elect the Earnings Protection Guaranteed Minimum Death Benefit (EP GMDB). The EP GMDB provides an additional death benefit amount based on your Contract performance or Purchase Payments.

You can only select one death benefit. The death benefits are described in more detail in section 10. Death Benefits.


You may elect a Traditional Guaranteed Minimum Income Benefit (Traditional GMIB) for an additional charge. If all owners are 79 or younger on the Issue Date, you may instead elect the Enhanced Guaranteed Minimum Income Benefit (Enhanced
GMIB). The GMIBs guarantee a minimum level of income through Annuity Payments after the tenth Contract Year. The Traditional GMIB Annuity Payments are based on total Purchase Payments adjusted for partial withdrawals. The Enhanced GMIB Annuity Payments are based on the greater of: (a) the Annual Increase Amount prior to any owner's 81st birthday, or (b) the MAV on each Contract Anniversary prior to any owner's 81st birthday. These amounts are adjusted for subsequent partial withdrawals and subsequent Purchase Payments.


The GMIB and Annuity Options are described in more detail in section 2. Annuity Payments (The Payout Phase).

If you elect a GMIB we will automatically give you a Guaranteed Partial Withdrawal Benefit (GPWB) for no additional charge. The GPWB provides income through partial withdrawals based on your GPWB value. Payments you receive under the GPWB will be taxed as a withdrawal. If you exercise the GPWB, your GMIB and GMDB values will no longer increase or decrease, other than as a result of withdrawals. However, the fee paid for your GMIB or GMDB will continue until we have paid out all of the GPWB value or you elect to switch from GPWB payments to Annuity Payments. For more details on the GPWB please see section 8. Access to Your Money.

Certain GMIB and GMDB benefits may be limited after age 81. As a result, any Contract Owner who is age 75 or older at Contract issue should determine if purchasing a benefit for which there is an additional cost is appropriate for their situation.

The Enhanced GMDB, EP GMDB and both GMIBs carry additional charges and they may not be available in all states. Once you elect one of these benefit options you cannot change it. Check with your registered representative regarding the availability of these features in your state.

The Contract may be used as a funding vehicle for asset-based fee arrangements offered by brokerage firms or their associated investment advisery firms. There may be fees and charges assessed by these firms for their asset-based programs. These fees and charges would be in addition to the charges and other deductions we describe elsewhere in this prospectus. Any withdrawals made to pay these fees and charges are considered withdrawals under this Contract. Your registered representative will be able to describe the fees assessed in connection with any such asset-based programs. Allianz Life does not sponsor these programs, set the fees for the programs, or assume any responsibility for the programs. For more information see section 4. Investment Options - Financial Advisers - Asset Allocation Programs.

We currently do not permit Contract Owners to borrow money from us using the Contract as security for the loan.

Some contract features may not be available in all states.

ANNUITY PAYMENTS: The Income Date is the date you begin receiving Annuity Payments. You generally can elect to receive your Annuity Payments as a variable payout, a fixed payout, or a combination of both under a variety of Annuity Options. If you choose to receive any part of your Annuity Payments as a variable payout, the dollar amount of your payments will go up or down based on the performance of the Investment Options. See section 2. Annuity Payments (The Payout Phase).

PURCHASE: You can buy the Contract with $25,000 or more if you and the Annuitant are both under age 81 on the Issue Date. You can make additional Purchase Payments of $250 or more (or $100 or more if you select our automatic investment plan) during the Accumulation Phase until you exercise the GPWB (if applicable). Once you exercise the GPWB you cannot make additional Purchase Payments. In certain states, you may not be able to make additional Purchase Payments after the first Contract Year. The maximum cumulative Purchase Payments we will accept without prior approval is $1 million (including amounts already invested in other Allianz Life variable annuities). Your registered representative can help you complete the appropriate forms. For more information, see section 3. Purchase.


INVESTMENT CHOICES: You can allocate Purchase Payments to the Investment Choices available under the Contract. The principal value and investment returns on the variable Investment Options fluctuate and are not guaranteed and you can lose money. An allocation to the Van Kampen Capital Preservation Portfolio involves certain trading restrictions. You can make transfers between the Investment Options and the any available Fixed Account option as permitted in section 4. Investment Options - Transfers. (Also see section 5. The Fixed Account.)


EXPENSES: The Contract has insurance features and investment features, and there are costs related to each. For more information please see the fee tables and section 6. Expenses.

Each year, we deduct a $50 contract maintenance charge from your Contract Value. We currently waive this charge if the Contract Value is at least $75,000. We deduct this charge during both the Accumulation and Payout Phases.

We deduct a mortality and expense risk charge (M&E charge) from the assets in the Separate Account. The M&E charge varies depending upon the benefit options that apply (see below). We calculate the M&E charge as a percentage of the average daily assets invested in a subaccount on an annual basis. The annual M&E charges during the Accumulation Phase are as follows:


                              Total M&E Charge Without      Total M&E Charge With the        Total M&E Charge With the
                                               --------                           ----                             ---
                                      the GMIB                   Traditional GMIB                  Enhanced GMIB
Traditional GMDB                        1.75%                          1.95%                           2.45%
Enhanced GMDB                           2.05%                          2.20%                           2.65%
EP GMDB                                 2.05%                          2.25%                           2.70%


Some or all of the guaranteed benefits may not be available in all states. If you choose a GMIB, a GPWB is automatically included for no additional charge.

During the Payout Phase, the M&E charge is 1.75% of the average daily assets invested in a subaccount on an annual basis.

If you take money out of the Contract during the Accumulation Phase we may assess a withdrawal charge against each Purchase Payment withdrawn. The withdrawal charge starts at 8% in the first year and declines to 0% after we have had your Purchase Payment for two complete years.

If you take a Liquidation (withdrawal) during the Payout Phase we may assess a commutation fee against the amount liquidated.


You can make 12 free transfers each Contract Year. After that, we deduct a fee of $25 for each additional transfer. We reserve the right to restrict the number of transfers to 12 transfers per Contract Year. Currently we only deduct the transfer fee during the Accumulation Phase, but we reserve the right to also deduct this fee during the Payout Phase.

Transfers and withdrawals from certain types of Fixed Account Investment Choices may involve a Market Value Adjustment (MVA) that may increase or decrease your Contract Value and/or the amount transferred or withdrawn.


Each Investment Option deducts management fees and expenses from the amounts you have in the Investment Option. Some Investment Options also deduct 12b-1 fees from Investment Option assets. For 2002, these expenses and fees ranged, on an annual basis, from ___% to ___% of the average daily value invested in the Investment Option before expense reimbursements and fee waivers. [WE WILL UPDATE THESE FIGURES WITH 2002 INFORMATION UPON AMENDMENT.]

TAXES: Your earnings are generally not taxed until you take them out. For tax purposes, if you make a withdrawal during the Accumulation Phase, earnings come out first and are taxed as income. If you are younger than 59 1/2 when you take money out, you may be charged a 10% federal tax penalty. Other tax rules and limitations may apply to Qualified Contracts, see section 7. Taxes.

ACCESS TO YOUR MONEY: You can take money out of your Contract during the Accumulation Phase. Withdrawals during the Accumulation Phase may be subject to a withdrawal charge (see section 6. Expenses). You may also have to pay income tax and a tax penalty on any money you take out. The IRS may apply limits on withdrawals under certain Qualifed Contracts. (See section 7. Taxes for more information on the tax implications of withdrawals.) Under certain circumstances, you can also take money out during the Payout Phase (Liquidations) if you select a variable payout under Annuity Option 2 or 4. Liquidations during the Payout Phase are subject to a commutation fee. See section 8. Access to Your Money.

DEATH BENEFIT: If you die during the Accumulation Phase, the person you have chosen as a Beneficiary will receive a death benefit. The amount of the death benefit proceeds depends on which death benefit option applies. There may be a death benefit during the Payout Phase depending on the selected Annuity Option. See section 10. Death Benefits.

FREE LOOK / RIGHT TO EXAMINE: You can cancel the Contract within ten days after receiving it (or whatever period is required in your state). We will pay you the Contract Value on the day we receive your request to cancel the Contract at our Service Center. This may be more or less than your original Purchase Payment. In certain states, or if you have purchased the Contract as an IRA, we will refund the Purchase Payment. The free look provision under the Contract is also called the right to examine. See section 3. Purchase - Free Look/Right to Examine.

PRIVACY POLICY: We place a high priority on maintaining your trust and confidence. A notice of the privacy policy followed by Allianz Life and its affiliated companies is provided in this prospectus to enhance your understanding of how we protect your privacy when we collect and use information about you, and the steps we take to safeguard that information. See the Privacy Notice that appears in section 14. of this prospectus.

INQUIRIES: If you have any questions about your Contract or need more information, please contact our Service Center at the phone number or address listed at the back of this prospectus.

FEE TABLEs
--------------------------------------------------------------------------------


CONTRACT OWNER TRANSACTION EXPENSES*


The following tables describe the fees and expenses that you will pay when purchasing, owning and making a full withdrawal from the Contract. The first tables describe the fees and expenses that you will pay if you make a withdrawal from the Contract during the Accumulation Phase, if you make a Liquidation during the Payout Phase, or if you make transfers. Taxes, including premium tax charges, also may apply, although they do not appear in these tables. It is our current practice not to make deductions for premium taxes until you make a full withdrawal from your Contract, Annuity Payments begin or you die. For more information see section 6. Expenses.


Withdrawal charge - during the Accumulation Phase (as a percentage of each Purchase Payment withdrawn).

                           Number of Complete Years
                      Since Receipt of Purchase Payment         Charge
                      ---------------------------------         ------
                                     0                            8%
                                     1                            7%
                                   2 or more                      0%


Commutation fee - during the Payout Phase under Annuity Option 2 or 4 (as a percentage of the amount liquidated). Liquidations are first allowed five years after the Income Date if you elect a variable payout.

                           Number of Complete Years
                               Since Income Date                Charge
                               -----------------                ------
                                     5                            4%
                                     6                            3%
                                     7                            2%
                                   8 or more                      1%

          Transfer fee  ........


          First 12 transfers in a Contract Year are free. Thereafter, the fee is currently $25. We reserve the right to restrict the number of transfers to 12 transfers per Contract Year and to charge a fee for any transfer over 12. Dollar cost averaging transfers and flexible rebalancing transfers do not count against the free transfers we allow. Currently we deduct this fee only during the Accumulation Phase, but we reserve the right to also deduct this charge during the Payout Phase.


* If you invest in a Fixed Account Investment Choice, a MVA may apply to certain transactions. This MVA may increase or decrease the value of the amount transferred or withdrawn.

CONTRACT OWNER PERIODIC EXPENSES

The next tables describe the fees and expenses that you will pay periodically during both the Accumulation and Payout Phases, not including the Investment
Option fees and expenses.

Contract maintenance charge**........................ $50 per Contract per year.


Separate  Account  annual  expenses  during  the  Accumulation  Phase***  (as  a percentage of average daily assets invested in a subaccount on an annual basis)
                              Total M&E Charge Without      Total M&E Charge With the        Total M&E Charge With the
                                               --------                           ----                             ---
                                      the GMIB                   Traditional GMIB                  Enhanced GMIB
Traditional GMDB                        1.75%                          1.95%                           2.45%
Enhanced GMDB                           2.05%                          2.20%                           2.65%
EP GMDB                                 2.05%                          2.25%                           2.70%


The M&E charge during the Payout Phase is 1.75% of the average daily assets invested in a subaccount on an annual basis.

     ** We waive the charge if the Contract Value is at least $75,000. If you own more than one Contract offered under this Prospectus (registered with the same social security number), we will determine the total value of all your Contracts. If the total value of all your Contracts is at least $75,000, we waive the charge on all your Contracts.

     *** If you select a GMIB, we automatically include a GPWB for no additional charge.

ANNUAL OPERATING EXPENSES OF THE INVESTMENT OPTIONS

This table describes the total annual operating expenses associated with the Investment Options and shows the minimum and maximum expenses charged by any of the Investment Options both before and after the effect of any contractual expense reimbursement or fee waiver. These expenses are deducted from the Investment Option's assets. These expenses will reduce the performance of the Investment Options and, therefore, will negatively affect your Contract Value and the amounts available for withdrawals and Annuity Payments. They may also negatively impact the death benefits proceeds. We show the expenses as a percentage of an Investment Option's average daily net assets for the most recent fiscal year. The investment advisers for the Investment Options provided this fee and expense information and we did not independently verify it. Please see the Investment Options prospectuses for more information regarding the fees and expenses of the Investment Options.

[THIS INFORMATION IS AS OF 12/31/01. WE WILL UPDATE THIS INFORMATION WITH 12/31/02 DATA UPON AMENDMENT.]

                                                                                Minimum      Maximum
Total annual Investment Option operating expenses* (including management fees, distribution or 12b-1 fees, and other expenses)...
    before fee waivers and expense reimbursements                                 0.57%       7.59%
    after contractual fee waivers or expense reimbursements                       0.57%       1.82%**

* Some of the Investment Options or their affiliates may also pay service fees to us or our affiliates. The amount of these fees may be different for each Investment Option.

** This figure does not reflect any contractual fee waiver or expense reimbursement. However, it is the maximum total annual operating expense for any Investment Options after application of contractual fee waivers or expense reimbursements.

Appendix A contains more details regarding the annual operating expenses for each of the variable Investment Options.

EXAMPLES
--------------------------------------------------------------------------------

The expenses for your Contract may be different than those shown in the examples below depending upon which benefits, or combination of benefits, if any, you select.

These examples are intended to help you compare the cost of investing in the Contract with the cost of investing in other variable annuity contracts. These costs include Contract Owner transaction expenses (except the commutation fee), Contract Owner periodic expenses, and the annual operating expenses of the Investment Options.

You should not consider the examples below as a representation of past or future expenses. Actual expenses may be greater or less than those shown.


The $50 contract maintenance charge is included in the examples as a prorated charge of $12.50 Since the minimum required Purchase Payment is greater than $10,000, the contract maintenance charge is reduced accordingly.


Premium taxes may apply but are not reflected in these examples.

For additional information, see section 6. Expenses.

If you make a full withdrawal at the end of each time period, and assuming a $10,000 investment and a 5% annual return on your money you may pay the following expenses for Contracts with:

a) selection of the Enhanced GMIB and the EP GMDB (which carries the highest M&E charge of 2.70%).

b) selection of the Traditional GMDB and no GMIB (which carries the lowest M&E charge of 1.75%).

Total annual Investment Option operating expenses before any fee waivers     1 Year             3 Years       5 Years      10 Years
or expense reimbursements of...
7.59% (the maximum)                                                          a)                 a)            a)           a)
                                                                             b)                 b)            b)           b)
0.57% (the minimum)                                                          a)                 a)            a)           a)
                                                                             b)                 b)            b)           b)


If you do not make a full withdrawal or if you annuitize* the Contract at the end of each time period and assuming a $10,000 investment and a 5% annual return on your money you may pay the following expenses for Contracts with:

     a) selection of the Enhanced GMIB and the EP GMDB (which carries the highest M&E charge of 2.70%).

     b) selection of the Traditional GMDB and no GMIB (which carries the lowest M&E charge of 1.75%).

Total annual Investment Option operating expenses before any fee waivers     1 Year             3 Years       5 Years      10 Years
or expense reimbursements of...
7.59% (the maximum)                                                          a)                 a)            a)           a)
                                                                             b)                 b)            b)           b)
0.57% (the minimum)                                                          a)                 a)            a)           a)
                                                                             b)                 b)            b)           b)


     * Your Income Date generally must be at least two years after your Issue Date.

As of December 31, 2002 no Contracts had been sold. Therefore, we have not provided condensed financial information.

1.THE VARIABLE ANNUITY CONTRACT
--------------------------------------------------------------------------------


This prospectus describes an individual flexible purchase payment variable deferred annuity Contract.

o "Flexible Purchase Payments" means that you can choose to make Purchase Payments at any time during the Accumulation Phase, in whatever amount you choose, subject to certain minimum and maximum requirements and other restrictions.

o "Deferred annuity contract" means that Annuity Payments do not begin for a specified period of time in the future (usually when you retire) or until you reach a certain age.

o A "variable annuity" is one in which Contract Values and/or the Annuity Payments vary depending on the performance of the underlying Investment Options.

An annuity is a contract between you, the Contract Owner, and an insurance company (in this case Allianz Life), where the insurance company promises to pay you (or someone else you choose) an income, in the form of Annuity Payments. The Annuity Payments must begin on a designated date (the Income Date) that is generally at least two years after your Issue Date. Until you decide to begin receiving Annuity Payments, your Contract is in the Accumulation Phase. Once you begin receiving Annuity Payments, your Contract switches to the Payout Phase.

The Contract benefits from tax deferral. Tax deferral means that you are not taxed on any earnings or appreciation on the assets in your Contract until you take money out of your Contract. For Qualified Contracts, the tax deferral is provided through compliance with specialized tax-qualification rules.

Your Investment Choices include the Investment Options and any available Fixed Account option. You may not invest in more than 10 Investment Options at any one time. Depending upon market conditions, you can gain or lose value in the Contract based on the investment performance of the Investment Options. The Investment Options are designed to offer a better return than any available Fixed Account Investment Choice, however, this is not guaranteed.

The amount of Contract Value you are able to accumulate in your Contract during the Accumulation Phase depends in large part upon the investment performance of the Investment Option(s) you select. The amount of the variable Annuity Payments you receive during the Payout Phase also depends in large part upon the investment performance of any Investment Options you select for the Payout Phase.

We will not make any changes to your Contract without your permission except as may be required by law.

Ownership

Contract Owner. You, as the Contract Owner, have all the rights under the Contract. The Contract Owner is designated at Contract issue. You may change Contract Owners at any time subject to our approval. However, there may be IRS restrictions on changing the ownership of a Qualified Contract. Upon our approval, any change will become effective as of the date you sign the request. Changing ownership may be a taxable event. You should consult with your tax adviser before doing this.

Joint Owner. A Non-Qualified Contract can be owned by Joint Owners. Generally, any Joint Owner must be the spouse of the other Contract Owner although this restriction may not apply in all states. Upon the death of either Joint Owner, the surviving Joint Owner will become the primary Beneficiary. We will then treat any other Beneficiary designation on record at the time of death as a contingent Beneficiary. You can change Joint Owners under the same conditions as described for a Contract Owner.

Annuitant. The Annuitant is the individual on whose life we base Annuity Payments. You name an Annuitant subject to our approval. You may change the Annuitant at any time before the Income Date subject to our approval unless the Contract is owned by a non-individual (for example, a qualified plan or trust). You may not change the Annuitant if the Contract is owned by a non-individual. For a Qualified Contract, there may be a requirement that the Owner be the Annuitant.

Beneficiary. The Beneficiary is the person(s) or entity you name to receive any death benefit. You name the Beneficiary at Contract issue. You can change the Beneficiary or contingent Beneficiary at any time before your death unless you name an irrevocable Beneficiary. If you do not name a Beneficiary, any death benefit will be paid to your estate.

Assignment. You can transfer ownership of (assign) the Contract at any time during your lifetime. We will not be liable for any payment or other action we take in accordance with the Contract before we receive notice of the assignment. You can only make an assignment after the death benefit has become payable with our consent. An assignment may be a taxable event. You may be unable to assign a Qualified Contract. If you assign the Contract, you can only take actions with regards to the Contract with the consent of the assignee.


2.ANNUITY PAYMENTS
--------------------------------------------------------------------------------
(THE PAYOUT PHASE)

Income Date

You can annuitize your Contract and receive regular periodic income payments (Annuity Payments) under your Contract. Your Income Date is the date your Annuity Payments will begin. Your Income Date must be the first day of a calendar month. If you do not select an Income Date at Contract issue we will select an Income Date for you. Your Income Date is specified in your Contract. You may make an authorized request for a different Income Date after Contract issue; however, any such request is subject to our approval. The earliest Income Date you can select must be at least two years after the Issue Date. However, some states may require us to allow you to elect an earlier Income Date. Your Income Date must not be after the calendar month following the later of the Annuitant's 90th birthday or ten years from the Issue Date, unless approved by us. This limitation may not apply if the Contract is issued to a charitable remainder trust. However, the Income Date will never be later than what is permitted under applicable law.

Annuity Payments

You may elect to receive your Annuity Payments under Annuity Options 1-5 as:

o    a variable payout,
o    a fixed payout, or
o    a combination of both.


Generally, Annuity Option 6 is only available if you elect to receive fixed payouts of either the Traditional or Enhanced GMIB value. Annuity Option 6 may be available in some states for fixed and/or variable Annuity Payments based on your Contract Value.

Under a fixed payout, all of the Annuity Payments will be the same dollar amount (or equal installments) except as provided for under Annuity Option 3. If you choose a variable payout, you can select up to 10 of the available Investment Options. If you do not tell us otherwise, we will base your Annuity Payments on the Investment Option allocations that were in place on the Income Date. We will not allow you to apply amounts of less than $5,000 to an Annuity Option. If your Contract Value less any applicable premium tax is less than $5,000 on the Income Date, we will refund that amount to you less any applicable withdrawal charge. We may change the frequency of your Annuity Payments if the amount of the payment is less than $20. After the Income Date, you will not be able to make a transfer from a fixed payout to a variable payout, but you can do the reverse. Guaranteed fixed Annuity Payments are based on an interest rate of 2.5% per year and the mortality table specified in your Contract.

If you choose to have any portion of your Annuity Payments based on the investment performance of the Investment Option(s), the dollar amount of your Annuity Payments will depend upon four factors:


1) your Contract Value adjusted for any applicable MVA (less any premium tax) on the Income Date,

2)   the Annuity Option you select,

3) the assumed investment return (AIR) used in the annuity table for the Contract, and

4)   the future performance of the Investment Option(s) you selected.

You can choose a 3%, 5% or 7% AIR. The 5% and 7% AIRs are not available in all states. Using a higher AIR will result in a higher initial Annuity Payment but later payments will increase more slowly when investment performance rises and decrease more rapidly when investment performance declines. If the actual investment performance exceeds the AIR, your Annuity Payments will increase. Similarly, if the actual rate is less than the AIR, your Annuity Payments will decrease.

You (or someone you designate) will receive the Annuity Payments. You will receive tax reporting on those payments.

Partial Annuitization

You are currently allowed to annuitize a portion of your Contract, without annuitizing the entire value according to the applicable annuitization rules. This is referred to as a partial annuitization. A partial annuitization will decrease the amounts available for withdrawal, payment of death benefits and any additional Annuity Payments.

A partial annuitization may be treated as a partial withdrawal for tax purposes. You should consult a tax adviser before requesting a partial annuitization. We may deduct premium taxes from partially annuitized amounts. We do not currently restrict the number of partial annuitizations for a Contract, but we reserve the right to do so.

Annuity Options


You can choose one of the income plans (Annuity Options) described below or any other payment option to which we agree. Prior to your Income Date, you may select and/or change the Annuity Option with at least 30 days written notice to us. You cannot change the Annuity Option after your Income Date. If you do not choose an Annuity Option prior to the Income Date, we will make payments to you as a variable payout under Annuity Option 2 with ten years of guaranteed monthly payments. Prior to your Income Date, you may select and/or change the Annuity Option with 30 days written notice to us.


Option 1. Life Annuity. We will make monthly Annuity Payments during the life of the Annuitant, ceasing with the last Annuity Payment due prior to the Annuitant's death.

Option 2. Life Annuity with Monthly Payments Over 5, 10, 15 or 20 Years Guaranteed. We will make monthly Annuity Payments during the life of the Annuitant. However, if the Annuitant dies before the end of the selected guarantee period, we will continue to make Annuity Payment for the remainder of the guarantee period. Alternatively, you may elect to receive a lump-sum payment equal to the present value of the remaining guaranteed monthly Annuity Payments, as of the date we receive proof of the Annuitant's death at our Service Center, commuted as set forth in the Contract. Proof of the Annuitant's death and return of the Contract are required prior to the payment of any commuted values.

While the Annuitant is alive and the number of variable Annuity Payments we have made is less than the guaranteed number of payments elected, you may request a withdrawal (partial Liquidation). We will allow you to make a partial Liquidation at least once per Contract Year starting five years after the Income Date. The Liquidation value is equal to the present value of the remaining guaranteed number of Annuity Payments based on the Annuity Payments' current value, to the end of the guaranteed period, commuted at the selected AIR. The total of all partial Liquidations, measured as the sum of the percentages of the total Liquidation value at the time of each partial Liquidation, cannot exceed 75%. We will subtract a commutation fee from the amount liquidated before we pay you the proceeds. We will process partial Liquidations within seven days after your written request is received in good order at our Service Center. After a partial Liquidation, we will reduce the subsequent monthly Annuity Payments during the remaining guaranteed period by the percentage of Liquidation value liquidated, including the commutation fee. After we have made the guaranteed number of Annuity Payments, we will restore the number of Annuity Units used in calculating the monthly Annuity Payments to their original values as if no Liquidations had taken place.

Option 3. Joint and Last Survivor Annuity. We will make monthly Annuity Payments during the joint lifetime of the Annuitant and the joint Annuitant. Upon the death of one Annuitant, Annuity Payments will continue during the lifetime of the surviving joint Annuitant at a level of 100%, 75% or 50% of the previous level, as selected. Monthly Annuity Payments cease with the final Annuity Payment due prior to the last survivor's death.

Option 4. Joint and Last Survivor Annuity with Monthly Payments Over 5, 10, 15 or 20 Years Guaranteed. We will make monthly Annuity Payments during the joint lifetime of the Annuitant and the Joint Annuitant. Upon the death of one Annuitant, Annuity Payments will continue during the lifetime of the surviving joint Annuitant at 100% of the amount that was paid when both Annuitants were alive. However, if the last joint Annuitant dies before the end of the selected guarantee period, we will continue to make Annuity Payment for the remainder of the guarantee period. Alternatively, you may elect to receive a lump-sum payment equal to the present value of the remaining guaranteed monthly Annuity Payments, as of the date we receive proof of the last survivor's death at our Service Center, commuted as set forth in the Contract. Proof of death of both joint Annuitants and return of the Contract are required prior to the payment of any commuted values.

While either the Annuitant or Joint Annuitant is alive and the number of variable Annuity Payments we have made is less than the guaranteed number of payments elected, you may request a withdrawal (partial Liquidation). We will allow you to make a partial Liquidation at least once per Contract Year starting five years after the Income Date. The Liquidation value is equal to the present value of the remaining guaranteed number of Annuity Payments based on the Annuity Payments' current value, to the end of the guaranteed period, commuted at the selected AIR. The total of all partial Liquidations, measured as the sum of the percentages of the total Liquidation value at the time of each partial Liquidation, cannot exceed 75%. We will subtract a commutation fee from the amount liquidated before we pay you the proceeds. We will process partial Liquidations within seven days after your written request is received in good order at our Service Center. After a partial Liquidation, we will reduce the subsequent monthly Annuity Payments during the remaining guaranteed period by the percentage of Liquidation value liquidated, including the commutation fee. After we have made the guaranteed number of Annuity Payments, we will restore the number of Annuity Units used in calculating the monthly Annuity Payments to their original values as if no Liquidations had taken place.

Option 5. Refund Life Annuity. We will make monthly Annuity Payments during the lifetime of the Annuitant ceasing with the last Annuity Payment due prior to the Annuitant's death. After the Annuitant's death, you may receive a refund. For a fixed payout, the amount of the refund will equal the amount applied to this Annuity Option minus the total of all Annuity Payments made under this option.

For a variable payout, the amount of the refund will depend on the current Investment Option allocation and will be the sum of refund amounts attributable to each Investment Option. We calculate the refund amount for a given Investment Option using the following formula:

(1) x {[(2) x (3) x (4)/(5)] - [(4) x (6)]}

where: (1) = Annuity Unit value of that given  Investment  Option when due proof of the Annuitant's death is received at the Service Center.

      (2)  = The amount available for Annuity Payments on the Income Date.


     (3) = Allocation percentage in a given subaccount (in decimal form) when due proof of the Annuitant's death is received at the Service Center.


     (4)  = The number of Annuity Units used in determining each Annuity Payment
          attributable   to  that  given   subaccount  when  due  proof  of  the
          Annuitant's death is received at the Service Center.

     (5)  = Dollar  value of first  Annuity  Payment.

     (6) = Number  of  Annuity Payments made since the Income Date.

We will base this calculation upon the allocation of Annuity Units actually in-force at the time due proof of the Annuitant's death is received at the Service Center. We will not pay a refund if the total refund determined using the above calculation is less than or equal to zero.


Option 6. Specified Period Certain Annuity. Generally, Annuity Option 6 is only available if you elect to receive fixed payouts of either the Traditional or Enhanced GMIB value. Annuity Option 6 may be available in some states for fixed and/or variable Annuity Payments. We will make monthly Annuity Payments for a specified period of time. The Contract Owner selects the specified period certain and it must be specified as a whole number of years from ten to 30. If the last Annuitant dies before the end of the specified period certain, we will continue to make Annuity Payment for the remainder of the specified period.


GUARANTEED MINIMUM INCOME BENEFITs (GMIB) -- ANNUITY INCOME PROTECTION

At Contract issue you can elect the Traditional GMIB for an additional mortality and expense risk charge. At Contract issue you can instead elect the Enhanced GMIB if all owners are 79 or younger for an additional mortality and expense risk charge. You may only select one GMIB and once you select a GMIB, you cannot cancel it. The Enhanced GMIB may not be appropriate for owners who are age 75 to 79 on the Issue Date because the GMIB value is limited after age 81.


You must hold your Contract for ten complete Contract Years before you can exercise a GMIB. A GMIB may not be appropriate for you if you intend to hold your Contract for less than ten years.


Currently, the Enhanced GMIB is available independently of the Enhanced GMDB. We reserve the right, for new issues only, to require the election of the Enhanced GMDB with the Enhanced GMIB. We also reserve the right, for new issues only, to restrict the selection of Annuity Options.

The GMIBs apply to the Annuitant if the Contract is owned by a non-individual (for example, a qualified plan or trust). The GMIBs do not create Contract Value or guarantee the performance of any Investment Option. The GMIBs may not be available in your state. Check with your registered representative regarding availability and be sure to discuss whether or not a GMIB is appropriate for your situation.

The annuity income protection provided by the GMIBs is described below and is used in determining the amount of each Annuity Payment you receive during the Payout Phase. You can use the GMIB with fixed Annuity Options 1 through 5 only. The GMIBs provide guaranteed minimum Annuity Payments during the Payout Phase. The GMIB protection will apply only under the following circumstances:


1. Your Income Date must be within 30 days following a Contract Anniversary beginning with the tenth Contract Anniversary;

2. Annuity Payments can only be made as a fixed payout, regardless of the Annuity Option you select; and


3. If you elect Annuity Option 6, the guaranteed fixed Annuity Payments will be based on an interest rate of 1% per year.

The GMIBs guarantee that your Annuity Payments will be equal to the guaranteed fixed payout rates applied to the applicable GMIB value described below. We will use current fixed payout rates applied to the Contract Value adjusted for any applicable MVA (less any applicable premium tax) to calculate your Annuity Payments if that produces a greater payment. However, if we use the Contract Value and the current fixed payout rates to calculate your Annuity Payments you will have incurred higher Contract expenses without receiving any explicit benefit from the GMIB option.

You can always annuitize your Contract Value two years or more after the Issue Date* under a fixed and/or variable Annuity Option. However, if you do, you cannot use the GMIB value.

If Joint Owners are named, Allianz Life will use the age of the older Joint Owner to determine the GMIB value.

* Some states may require a shorter period of time. THE TRADITIONAL GUARANTEED MINIMUM INCOME BENEFIT (TRADITIONAL GMIB)


The GMIB value before the date of your death or exercise of the GPWB (if applicable) is equal to:
|X|  your total Purchase Payments
|X|  minus the percentage of any Contract value withdrawn
     (prior to any MVA, but including any withdrawal charge) for each withdrawal you made.


THE ENHANCED GUARANTEED MINIMUM INCOME BENEFIT (ENHANCED GMIB)

The GMIB value before the date of your death or exercise of the GPWB (if applicable) is equal to the greater of A or B described below.

A. Annual Increase Amount

The Annual Increase Amount is initially equal to your Purchase Payment.

On each Business Day other than a Contract Anniversary, the Annual Increase Amount is equal to:
|X| its value on the immediately preceding Business Day, |X| plus any additional Purchase Payments received that day, and |X| minus the percentage of any Contract Value withdrawn (prior to any MVA, but including any withdrawal charge) for each withdrawal you make that day.

On every Contract Anniversary prior to your 81st birthday, the Annual Increase Amount is equal to:
|X| its value on the immediately preceding Business Day increased by 3%
|X| plus any additional Purchase Payments received that day, and |X| minus the percentage of any Contract Value withdrawn (prior to any MVA, but including any withdrawal charge) for each withdrawal you make that day.


Beginning with the Contract Anniversary that occurs on or after your 81st birthday, we calculate the Annual Increase Amount in the same way that we do on any Business Day other than a Contract Anniversary.


We limit the Annual Increase Amount to a maximum of 1.5 times your total Purchase Payments minus the percentage of any Contract Value withdrawn (prior to any MVA, but including any withdrawal charge) for each withdrawal you made.

B. Maximum Anniversary Value (MAV)

The MAV is initially equal to your Purchase Payment.

On each Business Day other than a Contract Anniversary, the MAV is equal to:
|X| its value on the immediately preceding Business Day, |X| plus any additional Purchase Payments received that day, and |X| minus the percentage of any Contract Value withdrawn (prior to any MVA, but including any withdrawal charge) for each withdrawal you make that day.

On every Contract Anniversary prior to your 81st birthday, the MAV is equal to:
|X| the highest Contract Value that occurred on any Contract Anniversary, |X| plus subsequent additional Purchase Payments you made since that Contract
    Anniversary, and
|X| minus the percentage of any Contract Value withdrawn (prior to any MVA, but including any withdrawal charge) for each withdrawal you made since that Contract Anniversary.

Beginning with the Contract Anniversary that occurs on or after your 81st birthday, we calculate the MAV in the same way that we do on any Business Day other than a Contract Anniversary.


If you exercise the GPWB, the Traditional and Enhanced GMIB values will freeze on the date you begin receiving GPWB payments. However, we will continue to adjust the GMIB value by:
|X| reducing it for each GPWB payment you receive; and
|X| if you make any additional partial withdrawals, we will reduce it by the percentage of the Contract Value you withdraw in excess of the GPWB payment (prior to any MVA, but including any withdrawal charge)
    for each withdrawal you make.


At the time the last GPWB benefit has been paid, you have the option of either annuitizing or receiving a lump sum payment of any remaining Contract Value adjusted for any applicable MVA (less any withdrawal charges and applicable premium taxes).

GMIB EXAMPLES


o You purchase the Contract with an initial Purchase Payment of $100,000. You allocate your entire Purchase Payment to the Investment Options and you make no additional Purchase Payments.
o    The MAV on the ninth Contract Anniversary is $180,000.
o You take a partial withdrawal of $20,000 in the tenth Contract Year when the Contract Value (prior to the partial withdrawal) is $160,000.
     You take no other partial withdrawals.
o    The Contract Value on the tenth Contract Anniversary is $140,000.
o You have not yet reached your 81st birthday as of the tenth Contract Anniversary.


NOTE: the mortality and expense risk charges are higher for Contracts with the Enhanced GMIB than for Contracts with the Traditional GMIB. If the differences in these charges were reflected in the assumptions listed above the Contract Values would be lower for Contracts with the Enhanced GMIB than for Contracts with the Traditional GMIB.

Traditional GMIB Example:


         Total Purchase Payments:                                                       $100,000
         Minus the percentage of Contract value
         withdrawn:   ($20,000 / $160,000) = 0.125 x $100,000 =                       -  12,500
                                                                                        ---------
         Traditional GMIB value as of the tenth Contract Anniversary:                   $ 87,500
                                                                                        ========


Enhanced GMIB Example:

On the tenth Contract Anniversary, the GMIB value is equal to the greater of:

         1) The Annual Increase Amount:
               Initial Purchase Payment                                                 $100,000.00
               Increased by 3% on the first Contract Anniversary                        x           1.03
                                                                                        $103,000.00
               Increased by 3% on the second Contract Anniversary                       x           1.03
                                                                                        $106,090.00
               Increased by 3% on the third Contract Anniversary                        x           1.03
                                                                                        $109,272.70
               On the ninth Contract Anniversary the
                 Annual Increase Amount is                                              $130,477.32
               Minus the percentage of Contract value
                 withdrawn:   ($20,000 / $160,000) = 0.125 x $130,477.32 =              -   16,309.66
                                                                                        $114,167.65
               Increased by 3% on the tenth Contract Anniversary                        x           1.03
                                                                                        ----------------
                                                                                        $117,592.68
               Verifying that the Annual Increase Amount is within the maximum limit:
                   1.5 times Purchase Payments:    1.5 x $100,000 =                     $150,000
                   Minus the percentage of Contract value
                     withdrawn:   ($20,000 / $160,000) = 0.125 x $150,000 =             -   18,750
                                                                                        ----------
                                                                                        $131,250

         2) The MAV:
               The MAV on the ninth Contract Anniversary                                $180,000
               Minus the percentage of Contract Value
                 withdrawn:   ($20,000 / $160,000) = 0.125 x $180,000 =                 -  22,500
                                                                                       ---------
                                                                                         $157,500


Therefore, the Enhanced GMIB value on the tenth Contract Anniversary is equal to $157,500.

If the GMIB value is greater than your Contract Value on the Income Date, you might receive a higher Annuity Payment by using the GMIB value. However, the guaranteed fixed payout rates available with the GMIB value might be more conservative than the current fixed payout rates that are otherwise available. Therefore, the Annuity Payment you would receive by using the GMIB value might be less than the payment you would get using the Contract Value, even if the GMIB value is greater than the Contract Value. We will use whichever amount produces the greater Annuity Payment to calculate your payments.

3.PURCHASE
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Purchase Payments

A Purchase Payment is the money you put into the Contract during the Accumulation Phase. The Purchase Payment requirements for this Contract are:

o    the minimum initial payment we will accept is $25,000.

o you can make additional Purchase Payments of $250 or more (or as low as $100 if you have selected the automatic investment plan) during the Accumulation Phase until your exercise the GPWB (if applicable). Once you exercise the GPWB you cannot make any additional Purchase Payments. In certain states, you may not be able to make additional Purchase Payments after the first Contract Year.

o the maximum cumulative amount we will accept without prior approval is $1 million (including amounts already invested in other Allianz Life variable annuities).

We may, at our sole discretion, waive the minimum Purchase Payment requirements. We reserve the right to decline any Purchase Payment. Both you and the Annuitant must be under age 81 on the Issue Date to purchase this Contract. This Contract is not designed for professional market timing organizations, other entities, or persons using programmed, large or frequent transfers.

When available, the Contract may be used in connection with certain tax qualified retirement plans. The Contract includes attributes such as tax deferral on accumulated earnings. Qualified retirement plans provide their own tax deferral benefit; the purchase of this Contract does not provide additional tax deferral benefits beyond those provided in the qualified plan. Accordingly, if you are purchasing the Contract through a qualified plan, you should consider purchasing this Contract for its death benefit and annuity benefits. Please consult a tax adviser for information specific to your circumstances to determine whether the Contract is an appropriate investment for you.

Automatic Investment Plan

The automatic investment plan (AIP) is a program that allows you to make additional Purchase Payments to your Contract on a monthly or quarterly basis by electronic transfer of monies from your savings, checking or brokerage account. You may participate in this program by completing the appropriate form. The Service Center must receive your form by the first of the month in order for AIP to begin that same month. Investments will take place on the 20th of the month, or the next Business Day. The minimum investment that can be made by AIP is $100. You may stop or change AIP at any time. We need to be notified by the first of the month in order to stop or change AIP that month. If AIP is used for a Qualified Contract, you should consult your tax adviser for advice regarding maximum contributions.

Allocation of Purchase Payments

When you purchase a Contract, we will allocate your Purchase Payment to the Investment Choices as you have selected. We ask that you allocate your money in either whole percentages or round dollars. Transfers do not change the allocation instructions for Purchase Payments. You can instruct us how to allocate additional amounts. If you do not instruct us, we will allocate them in the same way as your most recent instructions to us. You may change the allocation of future Purchase Payments without fee, penalty or other charge upon written notice or telephone instructions to our Service Center. A change will be effective for Purchase Payments received on or after we receive your notice or instructions.

We reserve the right to limit the number of Investment Options that you may invest in at one time. Currently you may not invest in more than ten Investment Options at any one time. We may change this in the future. However, we will always allow you to invest in at least five Investment Options.

Once we receive your initial Purchase Payment and the necessary information, we will issue your Contract and allocate your first Purchase Payment within two Business Days. If you do not give us all of the information we need, we will contact you or your registered representative to get it. If for some reason we are unable to complete this process within five Business Days, we will either send back your money or get your permission to keep it until we get all of the necessary information. If you make additional Purchase Payments, we will credit these amounts to your Contract within one Business Day. Our Business Day closes when regular trading on the New York Stock Exchange closes, which is usually at 4:00 p.m. Eastern time.

TAX-FREE SECTION 1035 EXCHANGES

You generally can exchange one annuity contract for another in a "tax-free" exchange under Section 1035 of the Internal Revenue Code. You also can generally exchange a life insurance product for an annuity contract. Before making an exchange, you should compare both contracts carefully. Remember that if you exchange a life insurance policy or annuity contract for the Contract described in this prospectus: you might have to pay a withdrawal charge on your old contract; there will be a new withdrawal charge period for the new contract; other charges under the new Contract may be higher (or lower); and the benefits may be different. If the exchange does not qualify for Section 1035 treatment, you also may have to pay federal income tax on the exchange. You should not exchange an existing life insurance product or another annuity contract for this one unless you determine that the exchange is in your best interest.

FAXED APPLICATIONS

We will accept Contract applications delivered in writing, as well as via fax. We will treat a manually signed faxed application as an application delivered in writing. Please note that fax communications may not always be available. Any fax system, whether it is yours or your registered representative's, can experience outages or slowdowns for a variety of reasons. These outages or slowdowns may delay or prevent our processing of your request. Although we have taken precautions to help our systems handle heavy use, we cannot promise complete reliability under all circumstances. If you are experiencing problems, you should submit your application in writing to our Service Center. We do not currently accept applications delivered via e-mail, web site, or other electronic communications. This may be available in the future.

Free Look / right to examine

If you change your mind about owning the Contract, you can cancel it within ten days after receiving it (or the period required in your state). When you cancel the Contract within this time period, we will not assess a withdrawal charge. You will receive your Contract Value as of the day we receive your request. In certain states, or if you have purchased the Contract as an IRA, we may be required to give you back your Purchase Payment if you decide to cancel your Contract within ten days after receiving it (or the period required in your state). If that is the case, we reserve the right to allocate your initial Purchase Payment to the USAZ Money Market Fund for 15 days after we receive it. At the end of that period, we will re-allocate your money as you selected. Currently, however, we will directly allocate your money to the Investment Choices as you have selected on your application. The free look provision under the Contract is also called the right to examine.

Accumulation Units


Your Contract Value in the subaccounts Separate Account Value will go up or down based upon the investment performance of the Investment Option(s) you choose. Your Contract Value will also depend on the charges of the Contract. In order to keep track of your Separate Account Value, we use a measurement called an Accumulation Unit (which is like a share of a mutual fund). If you select variable payouts during the Payout Phase of the Contract, we call this measure an Annuity Unit.


When you make a Purchase Payment, we credit your Contract with Accumulation Units for any portion of your Purchase Payment allocated to an Investment Option. The Purchase Payments you allocate to the Investment Options are actually placed into subaccounts. Each subaccount invests exclusively in one Investment Option. We determine the number of Accumulation Units we credit your Contract with by dividing the amount of the Purchase Payment allocated to a subaccount by the value of the corresponding Accumulation Unit.

Every Business Day, we determine the value of an Accumulation Unit for each subaccount by multiplying the Accumulation Unit value for the previous period by the net investment factor for the current period. We determine the net investment factor by:

o dividing the value of a subaccount at the end of the current period by the value of the subaccount for the previous period; and

o multiplying it by one minus the amount of the M&E charge for the period and any charges for taxes.


The value of an Accumulation Unit may go up or down from Business Day to Business Day.


We calculate the Separate Account Value by multiplying the Accumulation Unit value in each subaccount by the number of Accumulation Units for each subaccount and then adding those results together.

We calculate the value of each Accumulation Unit after regular trading on the New York Stock Exchange closes each Business Day.

Example:


On Wednesday we receive an additional Purchase Payment of $3,000 from you. When the New York Stock Exchange closes on that Wednesday, we determine that the value of an Accumulation Unit based on an investment in the Investment Option you chose is $13.25. We then divide $3,000 by $13.25 and credit your Contract on Wednesday night with 226.4109 Accumulation Units.



4.Investment Options
--------------------------------------------------------------------------------


The Contract offers the Investment Options listed in the following table. Each Investment Option has its own investment objective. In the future we may add, eliminate or substitute Investment Options. An allocation to the Van Kampen Capital Preservation Portfolio involves certain trading restrictions. For more information, see Transfers below.


You should read the Investment Option prospectuses carefully. The Investment Options invest in different types of securities and follow varying investment strategies. There are potential risks associated with each of these types of securities and investment strategies. For example, an Investment Option's performance may be affected by risks specific to certain types of investments, such as foreign securities, derivative investments, non-investment grade debt securities, initial public offerings (IPOs) or companies with relatively small market capitalizations. IPOs and other investment techniques may have a magnified performance impact on an Investment Option with a small asset base. An Investment Option may not experience similar performance as its assets grow. The operation of the Investment Options and the various risks associated with the Investment Options are described in the Investment Option prospectuses. To obtain a current prospectus for any of the Investment Options call your registered representative or us at the toll free phone number listed at the back of this prospectus. We will send copies of the Investment Option prospectuses to you with your Contract.

Certain Investment Options issue two or more classes of shares and certain share classes may have Rule 12b-1 expenses. The classes of shares currently offered by this Contract are listed in fee table section of the prospectus. For more information about share classes, see the Investment Option prospectuses.

The investment objectives and policies of certain Investment Options are similar to the investment objectives and policies of other portfolios that the same investment advisers manage. Although the objectives and policies may be similar, the investment results of the Investment Options may be higher or lower than the results of such portfolios. The investment advisers cannot guarantee, and make no representation, that the investment results of similar funds will be comparable even though the Investment Options have the same investment advisers and objectives.

We offer other variable annuity Contracts that may invest in the same Investment Options. These Contracts may have different charges and may offer different benefits more suitable to your needs. For more information about these contracts, please contact our Service Center.

The following is a list of the Investment Options available under the Contract, the investment advisers and sub-advisers for each Investment Option, the investment objectives for each Investment Option and the primary investments of each Investment Option:

                                                     INVESTMENT OPTIONS
------------------------------------------------------------------------------------------------------------------------------------
                                                      ASSET CATEGORIES
                                             -----------------------------------

Investment Management      Investment         SB  S  CE  IT  HB  IE   L  L  S  M    Objective(s)          Primary Investments
Company                    Option             ho  p  aq  ne  io  nq   a  a  m  i
----------------------                        on  e  su  tr  gn  tu   r  r  a  d
                                              rd  c  hi  em  hd  ei   g  g  l
   Adviser/Sub-Adviser                        ts  i   v  r    s  rt   e  e  l  C
                                              -   a   a  mB  Y   ny            a
                                              T   l   l  eo  i   a    V  G  C  p
                                              e   t   e  dn  e   t    a  r  a
                                              r   y   n  id  l   i    l  o  p
                                              m       t  as  d   o    u  w
                                                         t       n    e  t
                                                         e       a       h
                                                                 l
----------------------  --------------------- --- -- --- --- --- --- -- -- -- --  ------------------- ------------------------------
AIM                     USAZ AIM Basic Value                         X            Long-term growth of   At least 65% of total assets
o  managed by           Fund                                                      capital               in equity securities of U.S.
   USAllianz Advisers,                                                                                  issuers that have market
   LLC/ A I M Advisors,                                                                                 capitalizations of greater
   Inc.                                                                                                 than $500 million and that
                                                                                                        the portfolio managers
                                                                                                        believe to be undervalued
                        --------------------- --- -- --- --- --- --- -- -- -- --  ------------------- ------------------------------
                        USAZ AIM Blue Chip                           X            Long-term growth of   At least 65% of total assets
                        Fund                                                      capital with a        in the common stocks of blue
                                                                                  secondary objective   chip companies
                                                                                  of current income
                        --------------------- --- -- --- --- --- --- -- -- -- --  ------------------- ------------------------------
                        USAZ AIM Dent                                   X         Long-term growth of   Investment in securities of
                        Demographic Trends                                        capital               companies that are likely to
                        Fund                                                                            benefit from changing
                                                                                                        demographic, economic and
                                                                                                        lifestyle trends. May invest
                                                                                                        up to 25% of total assets in
                                                                                                        foreign securities of which
                                                                                                        no more than 15% of its
                                                                                                        total assets may be invested
                                                                                                        in securities of companies
                                                                                                        domiciled in developing
                                                                                                        countries.
                        --------------------- --- -- --- --- --- --- -- -- -- --  ------------------- ------------------------------
                        USAZ AIM                                  X               Long-term growth of   At least 70% of net assets
                        International Equity                                      capital               in marketable equity
                        Fund                                                                            securities of foreign
                                                                                                        companies that are listed on
                                                                                                        a recognized foreign
                                                                                                        securities exchange or
                                                                                                        traded in a foreign
                                                                                                        over-the-counter market
----------------------  --------------------- --- -- --- --- --- --- -- -- -- --  ------------------- ------------------------------
ALLIANCE CAPITAL        USAZ Alliance Capital                        X            Income and long-term  At least 65% in dividend
o  managed by USAllianz Growth and Income                                         growth of capital     paying stocks of large
   Advisers, LLC/       Fund                                                                            well-established "blue
   Alliance Capital                                                                                     chip" companies
                        --------------------- --- -- --- --- --- --- -- -- -- --  ------------------- ------------------------------
                        USAZ Alliance  Capital                          X         Long-term growth of   At least 80% of net assets
                        Large Cap Growth Fund                                     capital               in equity securities of U.S.
                                                                                                        companies judged by adviser
                                                                                                        likely to achieve superior
                                                                                                        earnings growth.
                        --------------------- --- -- --- --- --- --- -- -- -- --  ------------------- ------------------------------
                        USAZ Alliance Capital     X                               Superior long-term    At least 80% of assets in
                        Technology Fund                                           growth of capital     securities of companies
                                                                                                        involved with innovative
                                                                                                        technologies
----------------------  --------------------- --- -- --- --- --- --- -- -- -- --  ------------------- ------------------------------
DAVIS                   Davis VA Financial        X                               Growth of capital     At least 65% in common stock
o  managed by Davis     Portfolio                                                                       of companies "principally
   Advisors                                                                                             engaged" in financial
                                                                                                        services
                        --------------------- --- -- --- --- --- --- -- -- -- --  ------------------- ------------------------------
                        Davis VA  Value                              X            Growth of capital     Common stock of U.S.
                        Portfolio                                                                       companies with market
                                                                                                        capitalizations of at
                                                                                                        least $5 billion, which
                                                                                                        adviser believes are of
                                                                                                        high quality and whose
                                                                                                        shares are selling at
                                                                                                        attractive prices, stocks
                                                                                                        are selected with the
                                                                                                        intention of holding them
                                                                                                        for the long term
----------------------  --------------------- --- -- --- --- --- --- -- -- -- --  ------------------- ------------------------------
DREYFUS                 Dreyfus Small Cap                                  X      Match performance     Invests in a representative
o  managed by The       Stock Index Fund                                          of the Standard &     sample of stocks included in
   Dreyfus Corporation                                                            Poor's Small Cap      the S&P Small Cap 600 Index,
                                                                                  600 Index             and in futures whose
                                                                                                        performance is related to
                                                                                                        the index, rather than
                                                                                                        attempt to replicate the
                                                                                                        index
                        --------------------- --- -- --- --- --- --- -- -- -- --  ------------------- ------------------------------
                        Dreyfus Stock Index                             X         Match total return    Invests in all 500 stocks in
                        Fund                                                      of the S&P 500        the S&P 500 in proportion to
                                                                                  Composite Stock       their weighting in the index
                                                                                  Price Index
----------------------  --------------------- --- -- --- --- --- --- -- -- -- --  ------------------- ------------------------------
FRANKLIN TEMPLETON      Franklin Global           X                               Capital               At least 80% of net assets
o  managed by           Communications                                            appreciation and      in investments of
   Franklin             Securities Fund                                           current income        communications companies
   Advisers, Inc.
                        --------------------- --- -- --- --- --- --- -- -- -- --  ------------------- ------------------------------
                        Franklin Growth and                          X            Capital               At least 65% of total assets
                        Income Securities Fund                                    appreciation, with    in broadly diversified
                                                                                  current income as a   portfolio of equity
                                                                                  secondary goal        securities the adviser
                                                                                                        considers financially
                                                                                                        strong, but undervalued by
                                                                                                        the market
                        --------------------- --- -- --- --- --- --- -- -- -- --  ------------------- ------------------------------
                        Franklin High Income                  X                   High level of         At least 65% of total assets
                        Fund                                                      current income;       in debt securities offering
                                                                                  secondary goal is     high yield and expected
                                                                                  capital appreciation  total return
                        --------------------- --- -- --- --- --- --- -- -- -- --  ------------------- ------------------------------
                        Franklin Income                       X                   Maximize income       Investment in debt and
                        Securities Fund                                           while maintaining     equity securities, including
                                                                                  prospects for         high yield, lower-rated
                                                                                  capital appreciation  bonds
                        --------------------- --- -- --- --- --- --- -- -- -- --  ------------------- ------------------------------
                        Franklin Large Cap                              X         Capital appreciation  At least 80% of net assets
                        Growth Securities Fund                                                          in investments of large
                                                                                                        capitalization companies.
                                                                                                        For this Fund, large
                                                                                                        capitalization companies are
                                                                                                        those with market
                                                                                                        capitalization values within
                                                                                                        the top 50% of market
                                                                                                        capitalization values in the
                                                                                                        Russell 1000 Index at the
                                                                                                        time of purchase
                        --------------------- --- -- --- --- --- --- -- -- -- --  ------------------- ------------------------------
                        Franklin Real Estate      X                               Capital               At least 80% of net assets
                        Fund                                                      appreciation;         in investment of companies
                                                                                  secondary emphasis    operating in the real estate
                                                                                  on current income     sector
----------------------  --------------------- --- -- --- --- --- --- -- -- -- --  ------------------- ------------------------------
o  managed by Franklin  Franklin Rising                                        X  Long-term capital     At least 80% of net assets
   Advisory             Dividends Securities                                      appreciation; while   in investments of companies
   Services, LLC        Fund                                                      not a goal, capital   that have paid rising
                                                                                  preservation is a     dividends
                                                                                  secondary
                                                                                  consideration
----------------------  --------------------- --- -- --- --- --- --- -- -- -- --  ------------------- ------------------------------
o  managed by           Franklin Small Cap                                 X      Long-term capital     At least 80% of net assets
   Franklin             Fund                                                      growth                in investments of small
   Advisers, Inc.                                                                                       capitalization companies.
                                                                                                        For this Fund, small
                                                                                                        capitalization companies are
                                                                                                        those with market
                                                                                                        capitalization values not
                                                                                                        exceeding (i) $1.5 billion;
                                                                                                        or (ii) the highest market
                                                                                                        capitalization values in the
                                                                                                        Russell 2000 Index;
                                                                                                        whichever is greater at the
                                                                                                        time of purchase
----------------------  --------------------  --- -- --- --- --- --- -- -- -- --  ------------------- ------------------------------
o  managed by Franklin  Franklin Small Cap                                 X      Long term total       At least 80% of net assets
   Advisory             Value Securities Fund                                     return                in investments of small
   Services, LLC                                                                                        capitalization companies.
                                                                                                        For this Fund, small
                                                                                                        capitalization companies are
                                                                                                        those with market
                                                                                                        capitalization values not
                                                                                                        exceeding $2.5 billion in
                                                                                                        assets. The Fund invests in
                                                                                                        equity securities of
                                                                                                        companies the adviser
                                                                                                        believes are undervalued
----------------------  --------------------- --- -- --- --- --- --- -- -- -- --  ------------------- ------------------------------
o  managed by Franklin  Franklin U.S.          X                                  Income                At least 80% of its net
       Advisers, Inc.   Government Fund                                                                 assets in U.S. government
                                                                                                        securities. The Fund
                                                                                                        currently invests primarily
                                                                                                        in fixed and variable rate
                                                                                                        mortgage-backed securities
                        --------------------- --- -- --- --- --- --- -- -- -- --  ------------------- ------------------------------
                        Franklin Zero Coupon              X                       As high an            At least 80% of net assets
                        Fund 2005                                                 investment return     in zero coupon debt
                                                                                  as is consistent      securities. The Fund invests
                                                                                  with capital          primarily in U.S. Treasury
                                                                                  preservation          issued stripped securities
                        --------------------- --- -- --- --- --- --- -- -- -- --  ------------------- ------------------------------
                        Franklin Zero Coupon              X                       As high an            At least 80% of net assets
                        Fund 2010                                                 investment return     in zero coupon debt
                                                                                  as is consistent      securities. The Fund invests
                                                                                  with capital          primarily in U.S. Treasury
                                                                                  preservation          issued stripped securities
----------------------  --------------------- --- -- --- --- --- --- -- -- -- --  ------------------- ------------------------------
o  managed by Franklin  Mutual Discovery                          X               Capital appreciation  At least 65% of total assets
   Mutual               Securities Fund                                                                 in equity securities of
   Advisers, LLC                                                                                        companies of any nation the
                                                                                                        adviser believes are
                                                                                                        available at market prices
                                                                                                        less than their value, based
                                                                                                        on certain recognized or
                                                                                                        objective criteria
                                                                                                        (intrinsic value)
                        --------------------- --- -- --- --- --- --- -- -- -- --  ------------------- ------------------------------
                        Mutual Shares                                          X  Capital               At least 65% of total assets
                        Securities Fund                                           appreciation, with    in equity securities of
                                                                                  income as a           companies the adviser
                                                                                  secondary goal        believes are available at
                                                                                                        market prices less than
                                                                                                        their value, based on
                                                                                                        certain recognized or
                                                                                                        objective criteria
                                                                                                        (intrinsic value)
----------------------  --------------------- --- -- --- --- --- --- -- -- -- --  ------------------- ------------------------------
o  managed by           Templeton Developing      X                               Long-term capital     At least 80% of net assets
   Templeton  Asset     Markets Securities                                        appreciation          in emerging market
   Management, Ltd.     Fund                                                                            investments, typically
                                                                                                        located in the Asia-Pacific
                                                                                                        region, Eastern Europe,
                                                                                                        Central and South America,
                                                                                                        and Africa
----------------------  --------------------- --- -- --- --- --- --- -- -- -- --  ------------------- ------------------------------
o  managed by Templeton  Templeton Foreign                        X               Long-term capital     At least 80% of net asets in
   Investment            Securities Fund                                          growth                investments of issuers
   Counsel, LLC                                                                                         outside the U.S., including
                                                                                                        emerging markets
----------------------  --------------------- --- -- --- --- --- --- -- -- -- --  ------------------- ------------------------------
o  managed by           Templeton Growth                          X               Long-term capital     At least 65% of total assets
   Templeton            Securities Fund                                           growth                in the equity securities of
   Global  Advisors                                                                                     companies located anywhere
   Limited                                                                                              in the world, including
                                                                                                        those in the U.S. and
                                                                                                        emerging markets
----------------------  --------------------- --- -- --- --- --- --- -- -- -- --  ------------------- ------------------------------
o  managed by           USAZ Templeton                            X               Long-term capital     At least 80% of net assets
   USAllianz            Developed Markets Fund                                    appreciation          in equity securities of
   Advisers, LLC/                                                                                       companies located in any
   Templeton                                                                                            developed country outside
   Investment                                                                                           the U.S., with particular
   Counsel, LLC                                                                                         areas of interest in Western
                                                                                                        Europe, Australia, Canada
                                                                                                        New Zealand, Hong Kong,
                                                                                                        Japan, Bermuda and Singapore
----------------------  --------------------- --- -- --- --- --- --- -- -- -- --  ------------------- ------------------------------
JENNISON                Jennison 20/20 Focus                            X         Long-term growth of   Invests in up to 20 value
o  managed by           Portfolio                                                 capital               stocks and 20 growth stocks
   Prudential                                                                                           of mid-to-large size U.S.
   Investments Fund                                                                                     companies
   Management
   LLC/Jennison
   Associates, LLC
                        --------------------- --- -- --- --- --- --- -- -- -- --  ------------------- ------------------------------
                        SP Jennison                               X               Long-term growth of   Equity-related securities of
                        International Growth                                      capital               foreign issuers
                        Portfolio
                        --------------------- --- -- --- --- --- --- -- -- -- --  ------------------- ------------------------------
                        SP Strategic Partners                           X         Long-term growth of   At least 65% of total assets
                        Focused Growth                                            capital               in equity-related securities
                        Portfolio                                                                       of U.S. companies that the
                                                                                                        adviser believes to have
                                                                                                        strong capital appreciation
                                                                                                        potential
----------------------  --------------------- --- -- --- --- --- --- -- -- -- --  ------------------- ------------------------------
OPPENHEIMER             Oppenheimer Global                       X                Long-term capital     Securities - mainly common
o  managed by           Securities Fund/VA                                        appreciation          stocks, but also other
   Oppenheimer Funds,                                                                                   equity securities including
   Inc.                                                                                                 preferred stocks and
                                                                                                        securities convertible
                                                                                                        into common stock-of
                                                                                                        foreign issuers,
                                                                                                        "growth-type" companies,
                                                                                                        cyclical industries and
                                                                                                        special situations the
                                                                                                        adviser believes offer
                                                                                                        appreciation possibilities
                        --------------------- --- -- --- --- --- --- -- -- -- --  ------------------- ------------------------------
                        Oppenheimer High                     X                   High level of         High-yield fixed-income
                        Income Fund/VA                                            current income        securities of domestic and
                                                                                                        foreign issuers
                        --------------------- --- -- --- --- --- --- -- -- -- --  ------------------- ------------------------------
                        Oppenheimer Main                            X            High total return     Common stocks of U.S.
                        Street Growth &                                           (which includes       companies; other equity
                        Income Fund/VA                                            growth in the value   securities -- such as
                                                                                  of its shares as      preferred stocks and
                                                                                  well as current       securities convertible into
                                                                                  income)               common stocks; debt
                                                                                                        securities
----------------------  --------------------- --- -- --- --- --- --- -- -- -- --  ------------------- ------------------------------
o  managed by           USAZ Oppenheimer                                   X      Capital appreciation  Invests in companies that
   USAllianz Advisers,  Emerging Growth Fund                                                            have the potential to become
   LLC/Oppenheimer                                                                                      leaders in new emerging
   Funds, Inc.                                                                                          markets
----------------------  --------------------- --- -- --- --- --- --- -- -- -- --  ------------------- ------------------------------
PIMCO                   PIMCO VIT High Yield                  X                   Maximum total         At least 80% of assets in
o  managed by Pacific   Portfolio                                                 return, consistent    high-yield securities ("junk
   Investment                                                                     with preservation     bonds") rated below
   Management Company                                                             of capital and        investment grade, but at
   LLC                                                                            prudent investment    least "B" by Moody's or S&P
                                                                                  management
                        --------------------- --- -- --- --- --- --- -- -- -- --  ------------------- ------------------------------
                        PIMCO VIT StocksPLUS                            X         Total return          Substantially in S&P 500
                        Growth and Income                                         exceeding that of     derivatives, backed by a
                        Portfolio                                                 the S&P 500           portfolio of fixed income
                                                                                                        instruments
                        --------------------- --- -- --- --- --- --- -- -- -- --  ------------------- ------------------------------
                        PIMCO VIT Total                   X                       Maximum total         At least 65% of assets in
                        Return Portfolio                                          return, consistent    fixed income instruments of
                                                                                  with preservation     varying maturities
                                                                                  of capital and
                                                                                  prudent investment
                                                                                  management
----------------------  --------------------- --- -- --- --- --- --- -- -- -- --  ------------------- ------------------------------
o  managed by           USAZ PIMCO Growth &                          X            Long-term growth of   At least 65% of its total
   USAllianz Advisers,  Income Fund                                               capital ; secondary   assets in common stocks of
   LLC/ Allianz                                                                   emphasis on income    companies with market
   Dresdner Asset                                                                                       capitalizations of more than
   Management of                                                                                        $1 billion at the time of
   America L.P.                                                                                         investment
                        --------------------- --- -- --- --- --- --- -- -- -- --  ------------------- ------------------------------
                        USAZ PIMCO                                             X  Long-term growth of   At least 65% of total assets
                        Renaissance Fund                                          capital and income    in common stocks of
                                                                                                        companies with below-average
                                                                                                        valuations whose business
                                                                                                        fundamentals are expected to
                                                                                                        improve
                        --------------------- --- -- --- --- --- --- -- -- -- --  ------------------- ------------------------------
                        USAZ PIMCO Value Fund                        X            Long-term growth of   At least 65% of its total
                                                                                  capital and income    assets in common stocks of
                                                                                                        companies with market
                                                                                                        capitalizations of more than
                                                                                                        $5 billion at the time of
                                                                                                        investment
----------------------  --------------------- --- -- --- --- --- --- -- -- -- --  ------------------- ------------------------------
SELIGMAN                Seligman Small-Cap                                 X      Long-term capital     At least 80% of net assets
o  managed by J. & W.   Value Portfolio                                           appreciation          in common stocks of "value"
   Seligman & Co.                                                                                       companies with small market
   Incorporated                                                                                         capitalization (up to $2
                                                                                                        billion) at the time of
                                                                                                        purchase by the portfolio
----------------------  --------------------- --- -- --- --- --- --- -- -- -- --  ------------------- ------------------------------


USAZ                    USAZ Money Market Fund        X                           Current income        At least 80% of total assets
o  managed by USAllianz                                                           consistent with       in portfolio of high
   Advisers, LLC/                                                                  stability of         quality, money market
   Prudential Investment                                                           principal            investments
   Management, Inc.
----------------------  --------------------- --- -- --- --- --- --- -- -- -- --  ------------------- ------------------------------
Van Kampen              Van Kampen Principal           X                         Stability of principal Invest primarily in
o Managed by            Preservation Portfolio                                   while earning current U.S Government securities,
  Morgan Stanley Asset                                                           income that exceeds   Securities issued, sponsored
  Management Inc.dba                                                             money market rates    or guranteed by federal
  Van Kampen                                                                                           agency or federally sponsored
                                                                                                       investment grade coporate
                                                                                                       bonds, mortgage,and asset
                                                                                                       backed securities,regarless
                                                                                                       of maturity, and to limited
                                                                                                       extent,non-dollar denominated
                                                                                                       securities







                      USAZ Van Kampen                                        X  Capital growth        At least 65% of total assets
o  managed by USAllianz Aggressive Growth Fund                                                          in common stocks and other
   Advisers, LLC/Van                                                                                    equity securities the
   Kampen Investment                                                                                    adviser believes have an
   Advisory Corp.                                                                                       above-average potential for
                                                                                                        capital growth
----------------------  --------------------- --- -- --- --- --- --- -- -- -- --  ------------------- ------------------------------
o  managed by USAllianz USAZ Van Kampen                              X            Capital growth and    Invests primarily
   Advisers, LLC/Van    Comstock Fund                                             income                in common stocks
   Kampen Asset
   Management Inc.
                        --------------------- --- -- --- --- --- --- -- -- -- --  ------------------- ------------------------------
                        USAZ Van Kampen                                 X         Capital               Invests primarily
                        Emerging Growth Fund                                      appreciation          in portfolios of common
                                                                                                        stocks of emerging growth
                                                                                                        companies
                        --------------------- --- -- --- --- --- --- -- -- -- --  ------------------- ------------------------------
                        USAZ Van Kampen                              X            Income and            Invests primarily
                        Growth and Income Fund                                    long-term growth of   in income-producing
                                                                                  capital               equity securities, including
                                                                                                        common stocks and
                                                                                                        convertible securities; also
                                                                                                        in non-convertible preferred
                                                                                                        stocks and debt securities
                                                                                                        rated "investment grade"
----------------------  --------------------- --- -- --- --- --- --- -- -- -- --  ------------------- ------------------------------
o  managed by USAllianz USAZ Van Kampen                                        X  Capital growth        Invests primarily
   Advisers, LLC/Van    Growth Fund                                                                     in common stocks and other
   Kampen Investment                                                                                    equity securities of growth
   Advisory Corp.                                                                                       companies; also in preferred
                                                                                                        stocks and securities
                                                                                                        convertible into common
                                                                                                        stocks or other equity
                                                                                                        securities
----------------------  --------------------- --- -- --- --- --- --- -- -- -- --  ------------------- ------------------------------

Shares of the Investment Options may be offered in connection with certain variable annuity contracts and variable life insurance policies of various insurance companies, which may or may not be affiliated with Allianz Life. Certain Investment Options may also be sold directly to pension and retirement plans that qualify under Section 401 of the Internal Revenue Code. As a result, a material conflict of interest may arise between insurance companies, owners of different types of contracts and retirement plans or their participants. Each Investment Option's Board of Directors will monitor for the existence of any material conflicts, and determine what action, if any, should be taken.

We may enter into certain arrangements under which we, or our affiliate USAllianz Investor Services, LLC, the principal underwriter for the Contracts, is compensated by the Investment Options' advisers, distributors and/or affiliates for the administrative services and benefits which it provides to the Investment Options. The amount of the compensation usually is based on the aggregate assets of the Investment Options or other investment portfolios from Contracts that we issue or administer. Some advisers may pay us more or less than others. The amounts we receive under these arrangements may be significant. In addition, our affiliate USAllianz Investor Services, LLC, may receive 12b-1 fees deducted from certain Investment Option assets attributable to the Contract for providing distribution and support services to some Investment Options. Because 12b-1 fees are paid out of an Investment Option's assets on an ongoing basis, over time they will increase the cost of an investment in the Investment Option.

substitution and limitation on further investments


We may substitute another Investment Option for one of the Investment Options you have selected. Substitutions may be made with respect to existing investments, the investment of future Purchase Payments, or both. New or substitute Investment Options may have different fees and expenses, and their availability may be limited to certain classes of purchasers. We also may close Investment Options to allocations of Purchase Payments or Contract Value, or both, at any time and at our sole discretion. The fund companies, which sell shares of the Investment Options to us pursuant to participation agreements, may terminate those agreements and discontinue offering their shares to us. We may not substitute any shares without notice to you and prior approval of the SEC, to the extent required by the Investment Company Act of 1940 or other applicable law.


Transfers


You can make transfers among the Investment Choices subject to certain restrictions. Transfers may be subject to a transfer fee and transfers from certain types of Fixed Account Investment Choices may be subject to a MVA. We currently allow you to make as many transfers as you want to each Contract Year. We may change this practice in the future. However this product is not designed for professional market timing organizations or other persons using programmed, large, or frequent transfers. Such activity may be disruptive to an Investment Option. We reserve the right to reject any specific Purchase Payment allocation or transfer request from any person, if in the investment adviser's or Allianz Life's judgment, an Investment Option would be unable to invest effectively in accordance with its investment objectives and policies. Excess trading activity can disrupt management strategy and increase expenses, which are borne by all Contract Owners who allocated Purchase Payments or made transfers to the Investment Option, regardless of their activity. There is no minimum required transfer amount.


The following applies to any transfer:

1. We may choose not to allow you to make transfers during the free look/right to examine period.

2.   Your request for a transfer must clearly state:

|X|      which Investment Choices are involved in the transfer; and

|X|      how much the transfer is for.

3.   Transfers from a Fixed Account Investment Choice may be subject to a MVA.

4. We require a minimum time period between transfers involving the _____ Investment Option. If you make a transfer out of this Investment Option you must wait ____ days to transfer back in.

[WE WILL UPDATE THIS INFORMATION UPON AMENDMENT.]

5. You cannot make any transfers within seven calendar days prior to your Income Date.

6. After the Income Date, you may not make a transfer from a fixed payout Annuity Option to a variable payout Annuity Option.

7. After the Income Date, you can make transfers from a variable payout Annuity Option to a fixed payout Annuity Option.

8. Your right to make transfers is subject to modification if we determine, in our sole discretion, that exercising the right by one or more Contract Owners is, or would be, to the disadvantage of other Contract Owners. We may apply restrictions in any manner reasonably designed to prevent any use of the transfer right which we consider to be to the disadvantage of other Contract Owners. The modifications that we could apply to transfers may include, but is not limited to:

o    requiring a minimum time period between each transfer;

o not accepting a transfer request from a registered representative acting on behalf of more than one Contract Owner;

o    limiting the dollar amount that you may transfer at any one time; or

o    not accepting transfer instructions received by telephone or fax.


If we impose a minimum time period between each transfer or if we limit the dollar amount of a transfer and/or restrict the telephone/fax privileges, we will notify you in writing. If we impose any of these restrictions, we may require you to submit instructions in writing.


If we reject a transfer request, we will call your registered representative to request alternate instructions. If we are unable to contact your registered representative, we will contact you directly. If we reject the transfer, we will send you a written notification within five Business Days.

We reserve the right to modify the transfer provisions subject to the guarantees described above and subject to applicable state law at any time without prior notice to any party.


Certain  Investment  Options  may  impose   restrictions  on  transfers  between
Investment Options in an affiliated group of Investment Options if the investment adviser to one or more of the Investment Options determines that the Contract Owner requesting the transfer has engaged or is engaging in market timing or other abusive trading activities. In this event, the transfer may be delayed for one or more Business Days. This restriction would only apply to a transfer between two affiliated Investment Option, and in no event would it restrict a withdrawal from an Investment Option. If we receive a transfer instruction that we cannot implement for a period of time because of transfer restrictions, we will implement the instruction in accordance with the transfer restriction policy of the applicable Investment Option. In this event, you will receive a confirmation showing the date and the Accumulation Unit Value at which we effected the transaction. We do not assume any responsibility for any delay in order entry caused by an Investment Option's transfer restriction policy. You should review the Investment Option prospectuses regarding any applicable transfer restrictions.

An allocation to the Van Kampen Capital Preservation Portfolio involves certain trading restrictions. In the event that you make an allocation the Van Kampen Capital Preservation Portfolio and subsequently transfer Contract Value from that option to the USAZ Money Market Fund or to a Fixed Account Investment Choice, you will be prevented from transferring Contract Value from the USAZ Money Market Fund (or the Fixed Account Investment Choice as applicable) to the Van Kampen Capital Preservation Portfolio for a period of ninety (90) calendar days. We will not accept transfer instructions that are contrary to these trading restrictions. [Because of the trading restrictions applicable to the Van Kampen Capital Preservation Portfolio, this option is not eligible as a target option for dollar cost averaging, an automatic investment program, or flexible rebalancing.]


Telephone Transfers. You can make transfers by telephone or by fax. We may allow you to authorize someone else to make transfers by telephone or fax on your behalf. We will accept instructions from either you or a Joint Owner unless we are instructed otherwise. We will use reasonable procedures to confirm that instructions given us by telephone are genuine. If we do not use such procedures, we may be liable for any losses due to unauthorized or fraudulent instructions. We tape record all telephone instructions. We reserve the right to discontinue or modify the telephone/fax transfer privilege at any time and for any reason.

We do not currently accept transfer instructions via e-mail, web site, or other electronic communications. This service may be available in the future.

Please note that telephone, fax and/or electronic communications may not always be available. Any telephone, fax and/or computer system, whether it is ours, yours, your service provider's, or your registered representative's, can experience outages or slowdowns for a variety of reasons. These outages or slowdowns may delay or prevent our processing of your request. Although we have taken precautions to help our systems handle heavy use, we cannot promise complete reliability under all circumstances. If you are experiencing problems, you should make your transfer by writing to our Service Center.

Excessive Trading. We may allow you to give third parties the right to effect transfers on your behalf. However, when the same third party makes transfers for multiple Contract Owners, the result can be simultaneous transfers involving large amounts of Contract Value. Such transfers can disrupt the orderly management of the Investment Options, can result in higher costs to Contract Owners, and generally are not compatible with the long-range goals of Contract Owners. We believe that such simultaneous transfers effected by such third parties may not be in the best interests of all Contract holders and the management of the Investment Options share this position. Therefore, we may place restrictions designed to prevent any use of a transfer right which we consider to be to the disadvantage of the Contract Owners.

Dollar Cost Averaging (DCA) Program


The DCA program allows you to systematically transfer a set amount of money each month or quarter from any one Investment Option to other Investment Options. The Investment Option(s) you transfer from may not be the Investment Option(s) you transfer to in this program. You cannot DCA to the Fixed Account. By allocating amounts on a regularly scheduled basis, as opposed to allocating the total amount at one particular time, you may be less susceptible to the impact of market fluctuations. You may only participate in this program during the Accumulation Phase.


We require a $1,500 minimum investment and participation for at least six months in the DCA program.

All DCA transfers will be made on the tenth day of the month unless that day is not a Business Day. If it is not, then the transfer will be made the next Business Day. You may elect either program by properly completing the DCA form provided by us. Your participation in the program will end when any of the following occurs:

o   the number of desired transfers has been made;

o you do not have enough money in the Investment Choice(s) to make the transfer (if less money is available, that amount will be transferred and the program will end);

o you request to terminate the program (your request must be received at the Service Center by the first of the month to terminate that month); or

o   the Contract is terminated.

If you participate in the DCA program, the transfers made under the program are not currently taken into account in determining any transfer fee, and you will not be charged additional fees for participating in this program. We reserve the right to discontinue or modify the DCA program at any time and for any reason.

Flexible Rebalancing

You may choose to have us rebalance you account. Once your money has been invested, the performance of the Investment Options may cause your chosen allocation to shift. Flexible rebalancing is designed to help you maintain your specified allocation mix among the different Investment Options. The Fixed Account Investment Choices are not part of the flexible rebalancing program. You can direct us to automatically readjust your Contract Value in the Investment Options on a quarterly, semi-annual or annual basis to return to your selected Investment Option allocations. Flexible rebalancing transfers will be made on the 20th day of the month unless that day is not a Business Day. If it is not, then the transfer will be made on the previous Business Day. If you participate in the flexible rebalancing program, the transfers made under the program are not currently taken into account in determining any transfer fee, and you will not be charged additional fees for participation in this program. We reserve the right to discontinue or modify the flexible rebalancing program at any time and for any reason. To terminate your participation in this program, your request must be received at the Service Center by the eighth of the month to terminate that month.

Financial Advisers - Asset Allocation Programs

If you have or establish a relationship with a personal financial adviser and the advisory agreement provides that you will pay all or a portion of your adviser's fees out of your Contract, we will, pursuant to written instructions from you in a form acceptable to us, make a partial withdrawal from the value of your Contract to pay for the services of the financial adviser. Any fee that is withdrawn will be treated as a withdrawal under the terms of this Contract. If the Contract is Non-Qualified, the withdrawal will be treated like any other distribution and may be included in your gross income for federal tax purposes and, if you are under age 59 1/2, may be subject to a tax penalty. If the Contract is Qualified, the withdrawal for the payment of fees may not be treated as a taxable distribution if certain conditions are met. You should consult a tax adviser regarding the tax treatment of the payment of financial adviser fees from your Contract.


We do not set the amount of the fees charged or receive any portion of the fees from the adviser. We do not review or approve the actions of any adviser, and do not assume any responsibility for these actions.




Voting Privileges

We are the legal owner of the Investment Option shares. However, when an Investment Option solicits proxies in conjunction with a shareholder vote which affects your investment, we will obtain from you and other affected Contract Owners instructions as to how to vote those shares. When we receive those instructions, we will vote all of the shares we own in proportion to those instructions. This will also include any shares that we own on our own behalf. Should we determine that it is no longer required to comply with the above, we will vote the shares in our own right.


5.THE FIXED ACCOUNT
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We may change the terms of the Fixed Account in the future. Please contact us for the most current terms.


Any amounts that you allocate to an available Fixed Account Investment Choice or a fixed Annuity Payment become part of the Fixed Account, which is part of our general account. The general account consists of all of our assets other than those in our separate accounts. We have complete ownership of all assets in our general account and we use these assets to support our insurance and annuity obligations other than those funded by our separate accounts. These assets are subject to our general liabilities from business operations. Subject to applicable law, we have sole discretion over the investment of the assets of the general account.


We have not registered the Fixed Account as an investment company under the Investment Company Act of 1940, nor have we registered interests in the Fixed Account under the Securities Act of 1933. As a result, the SEC has not reviewed the disclosures in this prospectus relating to the Fixed Account.



6.EXPENSES
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There are charges and other expenses associated with the Contract that will reduce your investment return. These charges and expenses are listed below.

Mortality and Expense Risk (M&E) Charge.

Each Business Day during the Accumulation Phase, we make a deduction from your Separate Account assets for M&E charges. We do this as part of our calculation of the value of the Accumulation Units and the Annuity Units. The amount of the M&E charge depends on the benefit options that apply. We calculate the M&E charges as a percentage of the average daily assets invested in a subaccount on an annual basis.



                              Total M&E Charge Without      Total M&E Charge With the        Total M&E Charge With the
                                               --------                           ----                             ----
                                      the GMIB                   Traditional GMIB*                 Enhanced GMIB*
Traditional GMDB                        1.75%                          1.95%                           2.45%
Enhanced GMDB                           2.05%                          2.20%                           2.65%
EP GMDB                                 2.05%                          2.25%                           2.70%



* If you select a GMIB, we will include a GPWB in your Contract automatically at no additional charge.

During the Payout Phase, the M&E charge is 1.75% of the average daily assets invested in a subaccount on an annual basis.

This charge compensates us for all the insurance benefits provided by your Contract, for example:
|X| our contractual obligation to make Annuity Payments, |X| the death benefits,
|X| certain expenses related to the Contract, and |X| for assuming the risk (expense risk) that the current charges will be insufficient in the future to cover the cost of  administering the Contract.

If the M&E charges are sufficient to cover such costs and risks, any excess will be profit to us. We anticipate making such a profit, and using it to cover distribution expenses as well as the cost of providing certain features under the Contract.

Contract Maintenance Charge


On each Contract Anniversary during the Accumulation Phase, we deduct $50 from the Contract Value as a contract maintenance charge. The charge is assessed on the last day of each Contract Year. The charge is deducted pro rata from the Investment Options and the Fixed Account as set out in your Contract. In some states, we are not permitted to assess the contract maintenance charge against the Fixed Account. If the charge is deducted first from the Investment Options and the Separate Account Value is less than the charge, we will deduct the remaining amount of the charge from any available Fixed Account Investment Choices. The charge is for administrative expenses. If you make a full withdrawal from your Contract on a date other than on a Contract Anniversary, we will deduct the full contract maintenance charge. During the Payout Phase, we will collect the charge monthly out of each Annuity Payment. If the Contract is owned by a non-individual (e.g., a qualified plan or trust), we will look to the Annuitant to determine if we will assess the charge.


We will not deduct the charge if your Contract Value is at least $75,000 at the time we are to deduct the charge. If you own more than one Contract offered under this prospectus, we will determine the total value of all your Contracts. If the total value of all Contracts registered under the same social security number is at least $75,000, we will not assess the contract maintenance charge.

Withdrawal charge

During the Accumulation Phase, you can make withdrawals from your Contract. A withdrawal charge applies if all or part of the amount withdrawn is from Purchase Payments we received within two years before the withdrawal.

For purposes of calculating any withdrawal charge, we withdraw Purchase Payments on a "first-in-first-out" (FIFO) basis. We treat amounts withdrawn from your Contract in the following order:

1. First, we withdraw any Purchase Payments that are beyond the withdrawal charge period shown in your Contract (i.e. Purchase Payments that are two or more years old). We do not assess a withdrawal charge on these Purchase Payments.

2. Next, we withdraw Purchase Payments that are within the withdrawal charge period shown in your Contract. We do assess a withdrawal charge on these payments. However, withdrawing payments on a FIFO basis may help reduce the amount of the total withdrawal charge you will pay because the withdrawal charge declines over time. We determine your total withdrawal charge by multiplying each of these payments by the applicable withdrawal charge percentage and then totaling the charges.

3. Finally, we withdraw any Contract earnings. We do not assess a withdrawal charge on Contract earnings.


We keep track of each Purchase Payment you make and the amount of the withdrawal charge depends upon the length of time since you made your Purchase Payment. The charge as a percentage of each Purchase Payment withdrawn is:

                           Number of Complete Years
                       Since Receipt of Purchase Payment        Charge
                       ---------------------------------        ------
                                     0                            8%
                                     1                            7%
                                   2 or more                      0%

This means that on the first anniversary of the date you make a Purchase Payment, your withdrawal charge for that Purchase Payment would be 7%. The amount we actually deduct from your Contract will be the amount you request plus any applicable withdrawal charge. We apply the withdrawal charge to this total amount and we pay you the amount you requested.


Example: Assume you purchase a Contract with an initial Purchase Payment of $25,000 and you make no additional Purchase Payments. You request a partial withdrawal from your Contract on your first Contract Anniversary of $1,000 and there is a withdrawal charge of 7%. The total partial withdrawal amount we actually deduct from your Contract is $1,075.27 and we pay you $1,000. We determine this amount as follows:

   amount requested             or      $1,000         =      $1,075.27
------------------------                ------
1  -  withdrawal charge                  0.93


After we have had a Purchase Payment for two full years, there is no withdrawal charge if you withdraw that Purchase Payment. We calculate the withdrawal charge at the time of withdrawal. For partial withdrawals, we deduct the charge from the remaining Contract Value and we deduct it pro rata from the Investment Option(s). We do not assess the withdrawal charge for amounts paid out as Annuity Payments or death benefits. The withdrawal charge compensates us for expenses associated with selling the Contract.

NOTE: For tax purposes, withdrawals are considered to have come from the last money you put into the Contract. Thus, for tax purposes, earnings are considered to come out first.

Reduction or Elimination of the Withdrawal Charge. We may reduce or eliminate the amount of the withdrawal charge when the Contract is sold under circumstances that reduce its sales expenses. Some examples are: if there is a large group of individuals that will be purchasing the Contract or if a prospective purchaser already had a relationship with us. We may choose not to deduct a withdrawal charge under a Contract issued to an officer, director or employee of Allianz Life or any of its affiliates. Also, we may reduce or waive the withdrawal charge when a Contract is sold by a registered representative appointed with Allianz Life to any members of his or her immediate family and the commission is waived. We require our prior approval for any reduction or elimination of the withdrawal charge.

commutation Fee

If you elect variable payouts under Annuity Option 2 or 4 and make a Liquidation (which is allowed five years after the Income Date) during the Payout Phase, we will assess a commutation fee. The fee is a percentage of the amount liquidated and is equal to:

                           Number of Complete Years
                               Since Income Date                Charge
                               -----------------                ------
                                     5                            4%
                                     6                            3%
                                     7                            2%
                                   8 or more                      1%

In some states, the commutation fee during the Payout Phase is replaced with a charge equal to the difference of the present value of the remaining Annuity Payments in the guaranteed period at the AIR and the AIR plus 1%.

Transfer Fee


You can currently make 12 free transfers every Contract Year. If you make more than 12 transfers in a Contract Year, we will deduct a transfer fee of $25 for each additional transfer. Currently we deduct this fee only during the Accumulation Phase, but we reserve the right to also deduct this fee during the Payout Phase. Transfers from certain types of Fixed Account Investment Choices may be subject to a MVA that may increase or decrease your Contract Value and the amount transferred. Allianz Life reserves the right to restrict the number of transfers to 12 transfers per Contract Year and reserves the right to charge for any transfer. We will deduct the transfer fee from the Investment Choice from which the transfer is made. If you transfer the entire amount in the Investment Choice, then we will deduct the transfer fee from the amount transferred. If you are transferring from multiple Investment Choices, we will treat the transfer as a single transfer and we will deduct any transfer fee proportionally from the source accounts if you transfer less than the entire amount in the accounts. If the transfer is part of the dollar cost averaging or flexible rebalancing programs, it will not currently count toward the limitation on transfers in determining the transfer fee.


premium taxes

Some states and other governmental entities (e.g., municipalities) charge premium taxes or similar taxes. We are responsible for the payment of these taxes. We will make a deduction from your Contract Value for them. Some of these taxes are due on the Issue Date, others are due on the Income Date. It is our current practice to not charge you for these taxes until Annuity Payments begin, you make a full withdrawal or you die. We may discontinue this practice in the future and assess the charge when the tax is due. Premium taxes generally range from 0% to 3.5% of the Purchase Payment, depending on the state.

Income Taxes

We reserve the right to deduct from the Contract any income taxes that it may incur because of the Contract. Currently, we are not making any such deductions.

Investment Option Expenses

There are deductions from the assets of the various Investment Options for operating expenses (including management fees) which are described in the fee tables in this prospectus and the prospectuses for the Investment Options. These charges apply during the Accumulation and Payout Phases if you make allocations to the Investment Options.


7.TAXES
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NOTE: We have prepared the following information on taxes as a general discussion of the subject. It is not intended as tax advice. You should consult your own tax adviser about your own circumstances. We have included additional information regarding taxes in the Statement of Additional Information.

Annuity Contracts in General

Annuity contracts are a means of setting aside money for future needs - usually retirement. Congress recognized how important saving for retirement was and provided special rules in the Internal Revenue Code (Code) for annuities.

Basically, these rules provide that you will not be taxed on any earnings on the money held in your annuity Contract until you take the money out. This is referred to as tax deferral. There are different rules regarding how you will be taxed depending upon how you take the money out and the type of Contract - Qualified or Non-Qualified (see the following sections).

When a Non-Qualified Contract is owned by a non-natural person (e.g., a corporation or certain other entities other than a trust holding the Contract as an agent for a natural person), the Contract will generally not be treated as an annuity for tax purposes. This means that the Contract may not receive the benefits of tax deferral and income may be taxed as ordinary income every year.

Qualified Contracts

If you purchase the Contract under a pension or retirement plan that is qualified under the Internal Revenue Code, your Contract is referred to as a Qualified Contract. We currently issue the following types of Qualified
Contracts:

o Traditional Individual Retirement Annuity. Section 408 of the Code permits eligible individuals to maintain Individual Retirement Annuities (IRAs). IRA contributions are limited each year to the lesser of a dollar amount specified in the Code or 100% of the amount of compensation included in the Contract Owner's income. The limit on the amount contributed to an IRA does not apply to distributions from certain other types of qualified plans that are "rolled over" on a tax-deferred basis into an IRA. Purchasers of a Contract for use with IRAs will have the right to revoke their purchase within 7 days of the earlier of the establishment of the IRA or their purchase.

o Simplified Employee Pension (SEP) IRA. Employers may establish Simplified Employee Pension (SEP) IRAs under Code section 408(k) to provide IRA contributions on behalf of their employees. In addition to all of the general rules governing IRAs, such plans are subject to additional requirements and different contribution limits.

o Roth IRA. Section 408A of the Code permits certain eligible individuals to contribute to a Roth IRA. Contributions to a Roth IRA are limited each year to the lesser of a dollar amount specified in the Code or 100% of the amount of compensation included in the Contract Owner's income and must be made in cash or as a rollover or transfer from another Roth IRA or other IRA. Distributions from a Roth IRA generally are not taxed until after the total amount distributed from the Roth IRA exceeds the amount contributed to the Roth IRA. After that, income tax and a 10% penalty tax may apply to distributions made (1) before age 59 1/2 (subject to certain exceptions) or
     (2) during the five taxable years starting with the year in which the first contribution is made to any Roth IRA.

o TSAs or 403(b) contracts. Section 403(b) of the Code allows employees of certain section 501(c)(3) organizations and public schools to exclude from their gross income the premium payments made, within certain limits, on a contract that will provide an annuity for the employee's retirement. Rollovers from existing TSA or 403(b) Contracts are the only currently accepted contributions under a TSA or 403(b) Contract.

Qualified Contracts are subject to special rules. Adverse tax consequences may result if contributions, distributions, and transactions in connection with the Qualified Contract do not comply with the law. If you do not purchase the Contract under a tax qualified retirement plan your Contract is referred to as a Non-Qualified Contract.

A Qualified Contract will not provide any necessary or additional tax deferral if it is used to fund a qualified plan that is tax deferred. However, the Contract has features and benefits other than tax deferral that may make it an appropriate investment for a qualified plan. You should consult your tax adviser regarding these features and benefits prior to purchasing a Qualified Contract.

Multiple Contracts

The Code provides that multiple Non-Qualified deferred annuity Contracts that are issued within a calendar year period to the same Contract Owner by one company or its affiliates are treated as one annuity Contract for purposes of determining the tax consequences of any distribution. Such treatment may result in adverse tax consequences, including more rapid taxation of the distributed amounts from such combination of contracts. For purposes of this rule, contracts received in a Section 1035 exchange will be considered issued in the year of the exchange. You should consult a tax adviser prior to purchasing more than one Non-Qualified annuity Contract in any calendar year period.

Partial 1035 Exchanges

Section 1035 of the Code provides that an annuity contract may be exchanged in a tax-free transaction for another annuity contract. Historically, it was presumed that only the exchange of an entire contract, as opposed to a partial exchange, would be accorded tax-free status. In 1998 in Conway vs. Commissioner, the Tax Court held that the direct transfer of a portion of an annuity contract into another annuity contract qualified as a non-taxable exchange. On November 22, 1999, the Internal Revenue Service filed an Action on Decision which indicated that it acquiesced in the Tax Court decision in Conway. However, in its acquiescence with the decision of the Tax Court, the Internal Revenue Service stated that it will challenge transactions where taxpayers enter into a series of partial exchanges and annuitizations as part of a design to avoid application of the 10% premature distribution penalty or other limitations imposed on annuity contracts under the Code. In the absence of further guidance from the Internal Revenue Service it is unclear what specific types of partial exchange designs and transactions will be challenged by the Internal Revenue Service. Due to the uncertainty in this area owners should consult their own tax advisers prior to entering into a partial exchange of an annuity contract.

Distributions - Non-Qualified Contracts

You, as the Owner, generally will not be taxed on increases in the value of your Contract until a distribution occurs -- either as a withdrawal or as Annuity Payments. When you make a withdrawal, you are generally taxed on the amount of the withdrawal from your Contract that is earnings. For Annuity Payments, different rules apply. A portion of each Annuity Payment may be treated as a partial return of your Purchase Payment and will not be taxed. The remaining portion of the Annuity Payment will be treated as ordinary income. How the Annuity Payment is divided between taxable and non-taxable portions depends upon the period over which we expect to make the Annuity Payments. Annuity Payments received after the payee has received all of the Purchase Payment are fully included in income.

If the value of your Contract exceeds your Purchase Payment, any withdrawal generally will be included in taxable income to the extent of earnings in your Contract. The Contract may offer Fixed Account Investment Choices where withdrawals or transfers may be subject to a MVA. Although we believe that the Contract Value after a MVA is treated as the cash value under the Contract, there is no definitive guidance on the proper tax treatment of MVAs and you may want to discuss potential tax consequences of a MVA with your tax adviser. The Code also provides that any amount received under an annuity Contract, which is included in income, may be subject to a penalty. The amount of the penalty is equal to 10% of the amount that is included in income. Some distributions will be exempt from the penalty. There is an exception to this 10% penalty tax for amounts:

1) paid on or after you reach age 59 1/2

2) paid after you die;

3) paid if you become totally disabled (as that term is defined in the Code);

4) paid in a series of substantially equal payments made annually (or more frequently) under a lifetime annuity;

5) paid as Annuity Payments under an immediate annuity; or

6) that come from Purchase Payments made prior to August 14, 1982.

With respect to (4) above, if the series of substantially equal periodic payments is modified before the later of your attaining age 59 1/2 or five years from the Income Date, then the tax for the year of the modification is increased by the penalty tax that would have been imposed without the exception, plus interest for the tax years in which the exception was used.

DISTRIBUTIONS -- QUALIFIED CONTRACTS

The Internal Revenue Service has issued new final and proposed regulations regarding required distributions from tax qualified retirement plans. You should consult with your qualified plan sponsor and tax adviser to determine how these new rules affect the distribution of your benefits.

If you make a partial withdrawal under a Qualified Contract, a portion of the amount is taxable. This portion generally depends on the ratio of your pre-tax Purchase Payments to the after-tax Purchase Payments in your Contract. If all of your Purchase Payments were made with pre-tax money then the full amount of any withdrawal is included in your taxable income. Special rules may apply to withdrawals from certain types of Qualified Contracts, including Roth IRAs.

The Code also provides that any amount received under a Qualified Contract, which is included in income, may be subject to a penalty. The amount of the penalty is equal to 10% of the amount that is included in income. Some distributions will be exempt from the penalty. There is an exception to this 10% penalty tax for:

1)   distributions made on or after the date you reach age 59 1/2;

2)   distributions   following  your  death  or  disability  (for  this  purpose disability is as defined in Section 72(m)(7) of the Code);

3) distributions that are part of a series of substantially equal periodic payments made at least yearly for your life (or life expectancy) or the joint lives (or joint life expectancies) of you and your designated Beneficiary;

4) distributions made to you to the extent such distributions do not exceed the amount allowable as a deduction under Code Section 213 for amounts paid during the taxable year for medical care;

5)   distributions made on account of an IRS levy upon the Qualified Contract;

6) distributions from an IRA for the purchase of medical insurance (as described in Section 213(d)(1)(D) of the Code) for you and your spouse and dependents if you have received unemployment compensation for at least 12 weeks (this exception will no longer apply after you have been re-employed for at least 60 days);

7) distributions from an IRA made to you to the extent such distributions do not exceed your qualified higher education expenses (as defined in Section 72(t)(7) of the Code) for the taxable year;

8)   distributions  from  an  IRA  which  are  qualified   first-time  homebuyer
     distributions (as defined in Section 72(t)(8) of the Code); and

9) for TSA or 403(b) Contracts, distributions made to an employee after separation from service after age 55.

With respect to (3) above, if the series of substantially equal periodic payments is modified before the later of the Annuitant attaining age 59 1/2 or five years from the Income Date, then the tax for the year of the modification is increased by an amount equal to the tax which would have been imposed (the 10% penalty tax) but for the exception, plus interest for the tax years in which the exception was used. A partial withdrawal may result in the modification of the series of Annuity Payments made after the partial withdrawal and therefore could result in the imposition of the 10% penalty tax and interest for the period as described above.

Generally, distributions from a Qualified Contract must commence no later than the required beginning date. For IRAs, the required beginning date is April 1 of the calendar year, following the year in which you attain age 70 1/2. For TSA or 403(b) Contracts, the required beginning date is April 1 of the calendar year following the later of the calendar year in which you reach age 70 1/2 or retire. Generally, required distributions must be made over a period not exceeding the life or life expectancy of the individual or the joint lives or life expectancies of the individual and his or her designated beneficiary. If the required minimum distributions are not made, a 50% penalty tax is imposed as to the amount not distributed. It is unclear whether a partial withdrawal will have an adverse impact on the determination of required minimum distributions. If you are receiving Annuity Payments or are age 70 1/2 or older, you should consult with a tax adviser before taking a partial withdrawal.

Distributions of (1) salary reduction contributions made in years beginning after December 31, 1988; (2) earnings on those contributions; and (3) earnings on amounts held as of the last year beginning before January 1, 1989, are not allowed prior to age 59 1/2, separation from service, death or disability. Salary reduction contributions may also be distributed upon hardship, but would generally be subject to penalties.

DEATH BENEFITS


If you have a Qualified Contract with an enhanced death benefit, the Internal Revenue Service may consider the death benefits as "incidental death benefits." The Code imposes limits on the amount of incidental death benefits allowable for Qualified Contracts, and if the death benefits selected by you are considered to exceed these limits, the provisions of these benefits could result in currently taxable income to the owners of the Qualified Contracts. Furthermore, the Code provides that the assets of an IRA (including Roth IRAs) may not be invested in life insurance, but may provide in the case of death during the Accumulation Phase for a death benefit payment equal to the greater of Purchase Payments or account value. The Contract offers death benefits that may exceed the greater of Purchase Payments or account value. If these death benefits are determined by the Internal Revenue Service as providing life insurance, the Contract may not qualify as an IRA (including Roth IRAs), resulting in the individual taxation of amounts held in the Contract and the imposition of penalty taxes. You should consult your tax adviser regarding these features and benefits prior to purchasing a Contract.


DIVERSIFICATION

The Code provides that the underlying investments for a Non-Qualified variable annuity must satisfy certain diversification requirements in order to be treated as an annuity Contract. We believe that the Investment Options are being managed so as to comply with the requirements.

Neither the Code nor the Internal Revenue Service Regulations issued to date provide guidance as to the circumstances under which you, because of the degree of control you exercise over the underlying investments, and not Allianz Life would be considered the owner of the shares of the Investment Options. If you are considered the owner of the shares, it will result in the loss of the favorable tax treatment for the Contract. It is unknown to what extent Contract Owners are permitted to select Investment Options, to make transfers among the Investment Options or the number and type of Investment Options Contract Owners may select from without being considered the owner of the shares. If any guidance is provided, it may be applied retroactively. This would mean that you, as the Owner of the Contract, could be treated as the owner of the Investment Options.

Due to the uncertainty in this area, we reserve the right to modify the Contract in an attempt to maintain favorable tax treatment.


8.ACCESS TO YOUR MONEY
--------------------------------------------------------------------------------


You can have access to the money in your Contract:


o by making a partial or full withdrawal or partial liquidation;


o by receiving Annuity Payments; or

o when a death benefit is paid to your Beneficiary.


Withdrawals can only be made during the Accumulation Phase. Liquidations may be made in some circumstances during the Payout Phase.




When you make a full withdrawal, you will receive the Contract Value (adjusted for any MVA) on the day the withdrawal request is received at the Service
Center:

o less any applicable withdrawal charge,

o less any premium tax, and

o less any contract maintenance charge.

(See section 6. Expenses for a discussion of the charges.)

Your Contract Value after a partial withdrawal must meet the minimum set forth in your Contract. We reserve the right to treat a request for a withdrawal that would reduce your Contract Value below the minimun set forth in your Contract as a request for a full withdrawal of your Contract.


Unless you instruct us otherwise, we will make any partial withdrawal pro rata from the Investment Choices unless you have a Fixed Account Investment Choice with a MVA. If you have a Fixed Account Investment Choice with a MVA, we will make any partial withdrawal pro rata from the Investment Options. If the amount in the Investment Options is less than the partial withdrawal, then the remaining amount will come pro rata from any other available Investment Choices. Partial withdrawals from a Fixed Account Investment Choice may involve a MVA, which may increase or decrease your Contract Value and/or the proceeds you receive.

We will pay the amount of any withdrawal from the Investment Options within seven (7) days of when we receive your request in good order unless the suspension of payments or transfers provision is in effect (see below).

Income taxes, tax penalties and certain restrictions may apply to any withdrawal you make. Withdrawals from TSAs or 403(b) Contracts may be restricted. (See section 7. Taxes.)

GUARANTEED PARTIAL WITHDRAWAL BENEFIT (GPWB)

If you choose to include a GMIB in your Contract, you will automatically receive a GPWB for no additional charge. The GPWB may not be available in your state, please check with your registered representative for availability.


The GPWB is not available until your tenth Contract Anniversary and can only be exercised within 30 days of a Contract Anniversary. If you elect to receive income under your GMIB feature, (i.e. annuitize the GMIB value) the GPWB cancels.

If you exercise the GPWB, you will receive guaranteed annual payments in the form of partial withdrawals of 10% of your GPWB value on the date you exercise the GPWB. Before you exercise the GPWB, your GPWB value is equal to your GMIB value. Once you exercise your GPWB, each GPWB payment will reduce the remaining GPWB value. Also, any additional partial withdrawals that you make in excess of your GPWB payment will reduce the remaining GPWB value by the percentage of the Contract Value you withdraw (prior to any MVA, but including any withdrawal charge) for each withdrawal you make. We will deduct the amount of your GPWB payment pro rata from your Investment Choices. A Market Value Adjustment may apply to amounts removed from certain types of Fixed Account Investment Choices. The MVA will not affect your GPWB payment but it will affect your Contract Value.


Withdrawal charges will not apply to amounts withdrawn for GPWB payments. However, withdrawal charges will apply to any additional partial withdrawals you make in excess of the GPWB payment. GPWB payments will be taxed in the same manner as a withdrawal.

If you exercise the GPWB, you can no longer make additional Purchase Payments. We will continue to allocate your Contract Value among the Investment Choices according to your instructions while the GPWB is in effect. You can also continue to make transfers between the Investment Choices (subject to certain restrictions (set out in section 4. Investment Options - Transfers) while the GPWB is in effect.

You cannot receive GPWB payments and payments under the systematic withdrawal program or the minimum distribution program at the same time. Once you elect to receive GPWB payments, your participation in the systematic withdrawal program or the minimum distribution program will stop.

The Traditional GMIB, the Enhanced GMIB, the Traditional GMDB, the Enhanced GMDB and the EP GMDB values freeze once you elect to begin receiving GPWB payments. However, we will continue to adjust these values by:

|X|  reducing them for each GPWB payment you receive, and;


|X| if you make any additional partial withdrawals, we will reduce them by the percentage of the Contract Value you withdraw in excess of your GPWB payment (prior to any MVA, but including any withdrawal charge) for each withdrawal you make.

Once you exercise your GPWB, we will make GPWB payments to you on the 30th day after your Contract Anniversary unless that day is not a business day. If the 30th day after your Contract Anniversary is not a business day, we will make payment to you on the next business day.


Annual payments under the GPWB will generally continue until the GPWB value is less than your annual GPWB payment, at which time we will pay you the balance of your GPWB value. If you make no additional partial withdrawals while the GPWB is in effect, we would pay the GPWB value to you within ten years of the time you exercise the benefit. At the time the last GPWB benefit has been paid, you have the option of either annuitizing or receiving a lump sum payment of the remaining Contract Value adjusted for any applicable MVA (less any withdrawal charges and applicable premium taxes). We will send you notice at least 30 days before the last GPWB payment date to ask for your instructions. If we do not receive any instructions by the date we make the last GPWB payment, we will pay you the remaining value in a lump sum.


Once you exercise the GPWB you may elect to stop receiving GPWB payments and instead receive Annuity Payments. You can either receive Annuity Payments under your GMIB feature or you can elect to annuitize your remaining Contract Value under a fixed and/or variable Annuity Option. You can elect to switch from GPWB payments to Annuity Payments based on your GMIB value any time within 30 days of a Contract Anniversary and before we make a GPWB payment to you. You can elect to switch from GPWB payments to Annuity Payments based on your Contract Value at any time.


Systematic Withdrawal Program


If your Contract Value is at least $25,000, we offer a program that provides automatic monthly or quarterly payments to you. The minimum amount you can withdraw under the program is $500. All systematic withdrawals will be made on the ninth day of the month unless that day is not a Business Day. If it is not, then we will make the withdrawal on the previous Business Day. Withdrawals under this program are subject to any applicable withdrawal charge. Income taxes, tax penalties and certain restrictions may apply to systematic withdrawals. You cannot exercise the GPWB and participate in the systematic withdrawal program at the same time.


Minimum Distribution Program


If you own a Qualified Contract, you may select to participate in the minimum distribution program. Under this program, we will make payments to you from your Contract that are designed to meet the applicable minimum distribution requirements imposed by the Code for Qualified Contracts. These distributions may be subject to a withdrawal charge. We can make payments to you on a monthly, quarterly, or annual basis. If your Contract Value is less than $25,000 we will only make payments annually.


You cannot participate in the systematic withdrawal program and the minimum distribution program at the same time. You also cannot exercise the GPWB and participate in the minimum distribution program at the same time.

Suspension of Payments or Transfers

We may be required to suspend or postpone payments for withdrawals or transfers for any period when:

1. the New York Stock Exchange is closed (other than customary weekend and holiday closings);

2.   trading on the New York Stock Exchange is restricted;

3. an emergency exists as a result of which disposal of the Investment Option shares is not reasonably practicable or Allianz Life cannot reasonably value the Investment Option shares;

4. during any other period when the Securities and Exchange Commission, by order, so permits for the protection of Contract Owners.

We reserve the right to defer payment for a withdrawal or transfer from the Fixed Account for the period permitted by law but not for more than six months.


9.PERFORMANCE and Illustrations
--------------------------------------------------------------------------------


We periodically advertise performance of the divisions of the Separate Account (also known as subaccounts). We will calculate performance by determining the percentage change in the value of an Accumulation Unit by dividing the increase (decrease) for that unit by the value of the Accumulation Unit at the beginning of the period. This performance number reflects the deduction of the M&E charges and the Investment Option expenses. It does not reflect the deduction of any applicable withdrawal charge and contract maintenance charge. The deduction of any applicable contract maintenance charge and withdrawal charge would reduce the percentage increase or make greater any percentage decrease. Any advertisement will also include average annual total return figures which reflect the deduction of the M&E charges, the contract maintenance charge, the withdrawal charge and the expenses of the Investment Options.

Certain Investment Options have been in existence for some time and have investment performance history. In order to demonstrate how the actual investment experience of the Investment Options may affect your Accumulation Unit values, we have prepared performance information that can be found in the SAI. This performance information may date from the inception date of the Investment Options, which generally will pre-date the initial offering date of the Contracts. Performance has been adjusted to reflect certain Contract expenses. Performance information for the Investment Options without Contract charges and expenses may also be advertised; see the Investment Option prospectuses for more information.

In the future we may also advertise yield information. If it does, it will provide you with information regarding how yield is calculated. More detailed information regarding how we calculate performance can be found in the SAI.

Any performance advertised is based on historical data. It does not guarantee future results of the Investment Options.

We may also provide illustrations to customers. These illustrations may provide hypothetical depictions of either the "pay-in" or Accumulation Phase, or the Annuity Payment or "pay-out" phase. Illustrations may be based upon historical performance of the Investment Options, as adjusted for certain expenses. (Any adjusted historical performance information will be accompanied by "standardized" performance information.) In the alternative, certain illustrations may be based upon assumed rates of return not to exceed 12%. As another illustration alternative, we may use the Standard & Poor's 500 Composite Price Index or other recognized investment benchmark to show how values may vary. "Pay-in" and "pay-out" illustration may have various features as follows:

o Pay-in illustrations assume an initial lump sum Purchase Payment and are designed to show how adjusted historical performance or assumed rates of return would have affected Contract values, withdrawal values, or the death benefit. Pay-in illustrations may also be designed to show the effect of periodic additional Purchase Payments and withdrawals. Pay-in illustrations based upon adjusted historical performance may assume that monies are allocated to a single Investment Option or to multiple Investment Options. In the event that monies are hypothetically allocated to multiple Investment Options, performance may be shown on a weighted aggregate basis. Transfers out of a Fixed Account Investment Choice may be subject to a MVA that may increase or decrease the value of such transfers. These MVAs are not reflected in the illustration. If the transfers were subject to a MVA, the projected values shown in the illustration may be higher or lower than shown. Dollar cost averaging illustrations, which are based upon adjusted historical performance, would compare the hypothetical effect of a lump sum Purchase Payment into the specified Investment Options, as contrasted with dollar cost averaging into the Investment Options over some period.




o Pay-out illustrations are designed to show the hypothetical effect of annuitizing a Contract, or receiving a stream of periodic payments. These illustrations may depict either a variable annuitization or a fixed annuitization or a combination of a fixed and variable annuitization. A variable pay-out illustration would be based upon a combination of adjusted historical performance or on the historical returns of an investment benchmark, an assumed investment return (AIR), and the Annuitant's age whereas a fixed pay-out illustration would be based upon the annuitant's age, the pay-out option selected, and the pay-out factor rates currently in effect on the date of the illustration. Variable pay-out illustrations may also show the portion of each pay-out that is subject to income tax and the portion that is non-taxable. Where applicable, a payout illustration will show the effect of the GMIB or GMDB value that is credited to a Contract in the event of certain annuitizations or death benefit payouts. In addition to variable and fixed pay-out illustrations, an illustration may also be prepared showing the effect of required minimum distribution payments from Qualified Contracts.


We will calculate the values illustrated reflecting the deduction of Investment Option expenses for the specific Investment Options selected and the M&E charges. Contract maintenance charges may or may not be deducted. For assumed rate or investment benchmark pay-in illustrations, where no Investment Options are selected, an arithmetic average of Investment Option expenses will be reflected. The amount of the M&E charges will vary, depending upon the benefit options you select. For withdrawal values, the withdrawal charge is also reflected. Illustrations will not reflect the deduction of any Federal or state income tax or penalties.

The illustrations that we give to customers are designed to assist customers in understanding how a Contract may function in different scenarios. They are not guarantees or representations as to future performance or any specific rate of return. More detailed information about customer illustrations is found in Appendix A to the SAI.


10.DEATH BENEFIT
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At the time you purchase the Contract, you may be able to select one of three death benefit options. If you do not make a selection, the Traditional GMDB will apply to your Contract. If you own the Contract jointly, we will use the age of the older Contract Owner to determine the death benefit. The Enhanced GMDB is available for an additional mortality and expense risk charge if all owners are age 79 or younger on the Issue Date. The Enhanced GMDB does not provide any additional benefit before the first Contract Anniversary and it may not be appropriate if any owner is age 75 to 79 on the Issue Date because the benefit values may be limited after age 81. The EP GMDB is available for an additional mortality and expense risk charge if all owners are age 75 or younger on the Issue Date. The EP GMDB benefit values are limited if any owner is age 70 or older on the Issue Date.


You may only select one death benefit and once you select a death benefit you cannot change it. The Enhanced GMDB and/or the EP GMDB may not be available in your state. Check with your registered representative regarding availability and be sure to discuss whether your selected death benefit is appropriate for your situation.


If the Contract is owned by a non-individual (for example, a qualified plan or trust), the death benefit will be the Contract Value (less any premium taxes) determined as of the end of the Business Day during which we receive both due proof of death and an election for the death benefit payment option at our Service Center.


Please refer to the applicable endorsements to your Contract for the specific terms and conditions of the death benefits.

Upon Your Death

If any owner dies during the Accumulation Phase, we will pay a death benefit to your Beneficiary (see below). If any owner dies during the Payout Phase, the Beneficiary becomes the Contract Owner and any benefit will be as provided for in the Annuity Option selected. If the Contract is owned by a non-individual, then all references to you mean the Annuitant.

Any part of the death benefit amount that had been invested in the Investment Options remains in the Investment Options until distribution begins. From the time the death benefit is determined until we make a complete distribution, any amount in the Investment Options will be subject to investment risk that will be borne by the Beneficiary.

In the case of Joint Owners, if one Joint Owner dies, the surviving Joint Owner will be considered the Beneficiary. We will treat any other Beneficiary designation on record at the time of death as a contingent Beneficiary. Joint Owners generally must be spouses (although this requirement may not apply in certain states).

Traditional guaranteed minimum death benefit (Traditional GMDB)


If the Traditional GMDB applies, the amount of the death benefit will be the greater of 1 or 2, less any applicable premium tax.


1. The Contract Value determined as of the end of the Business Day during which both due proof of death and an election of the death benefit payment option have been received at our Service Center;


2. The guaranteed minimum death benefit, which is the total of all Purchase Payments you have made minus the percentage of the Contract Value withdrawn (prior to any MVA, but including any withdrawal charge) for each withdrawal you made.



enhanced guaranteed minimum death benefit (enhanced GMDB)

If the Enhanced GMDB applies, the amount of the death benefit will be the greater of 1 or 2, less any applicable premium tax.

1. The Contract Value determined as of the end of the Business Day during which both due proof of death and an election of the death benefit payment option have been received at our Service Center;



2. The guaranteed minimum death benefit ( as defined below) before the exercise of the GPWB (if applicable) determined as of the end of the Business Day during which both due proof of death and election of the death benefit payment option have been received at our Service Center.


The guaranteed minimum death benefit is equal to the greater of A or B:


A.  ANNUAL INCREASE AMOUNT

The Annual Increase Amount is initially equal to your Purchase Payment.


On each Business Day other than a Contract Anniversary and before the date of your death, the Annual Increase Amount is equal to:

|X| its value on the immediately preceding Business Day, |X| plus any additional Purchase Payments received that day, and |X| minus the percentage of any Contract Value withdrawn
(prior to any MVA, but including any withdrawal charge) for each withdrawal you make that day.

On every Contract Anniversary prior to your 81st birthday and before the date of your death, the Annual Increase Amount is equal to:
|X| its value on the immediately  preceding  Business  Day  increased  by 3%
|X| plus any additional Purchase Payments received that day, and |X| minus the percentage of any Contract Value withdrawn (prior to any MVA, but including any withdrawal charge) for each withdrawal you make that day.

Beginning with the Contract Anniversary that occurs on or after your 81st birthday and before the date of your death, we calculate the Annual Increase Amount in the same way that we do on any Business Day other than a Contract Anniversary.


We limit the Annual Increase Amount to a maximum of 1.5 times your total Purchase Payments minus the percentage of any Contract Value withdrawn (prior to any MVA, but including any withdrawal charge) for each withdrawal you made.


B. MAXIMUM ANNIVERSARY VALUE (MAV)

The MAV is initially equal to your Purchase Payment.

On each Business Day other than a Contract Anniversary and before the date of your death, the MAV is equal to:
|X| its value on the immediately preceding Business Day, |X| plus any additional Purchase Payments received that day, and |X| minus the percentage of any Contract Value withdrawn (prior to any MVA, but including any withdrawal charge) for each withdrawal you make that day.

On every Contract Anniversary prior to your 81st birthday and before the date of your death, the MAV is equal to:
|X| the highest Contract Value that occurred on any Contract Anniversary, |X| plus subsequent additional Purchase Payments you made since that Contract
 Anniversary, and
|X| minus the percentage of any Contract Value withdrawn (prior to any MVA, but including any withdrawal charge)for each withdrawal you made since that Contract Anniversary.

Beginning with the Contract Anniversary that occurs on or after your 81st birthday and before the date of your death, we calculate the MAV in the same way that we do on any Business Day other than a Contract Anniversary.

earnings protection guaranteed minimum death benefit (ep GMDB)

If the EP GMDB applies, the amount of the death benefit will be the greater of 1, 2 or 3 (described below) less any applicable premium tax.

1. The Contract Value determined as of the end of the Business Day during which both due proof of death and an election of the death benefit payment option have been received at our Service Center;

2.  Total Purchase Payments less adjusted partial withdrawals.

An adjusted partial withdrawal   =  PW  x  DB
                                       CV

         PW = the partial withdrawal prior to any MVA, but including any withdrawal charge.
         DB = the greater of (a) Contract Value, or (b) total Purchase Payments minus prior adjusted partial withdrawals, on the date of (but prior to) the current partial withdrawal.
         CV = the Contract Value on the date of (but prior to) the partial withdrawal.

3. The Contract Value at the end of the Business Day during which both due proof of death and an election of the death benefit payment option have been received at our Service Center, PLUS
|X| If you are 69 or younger on the Issue  Date,  50% of the lesser of
    (a) or (b),  or
|X| If you are 70 or older on the Issue Date, 30% of the lesser of (a) or (b).

(a) Is the Contract Value as determined in number 1 above minus total Purchase Payments. (b) Is three times the total Purchase Payments you make in the first two Contract Years.


The Traditional GMDB, the Enhanced GMDB and the EP GMDB values freeze once you elect to begin receiving GPWP payments. However, we will continue to adjust these values by:

|X| reducing them for each GPWP payment you receive; and |X| If you make any additional partial withdrawals, we will reduce them by the percentage of the Contract Value you withdraw ( prior to any MVA, but including any withdrawal charge) for each withdrawal you make.

At the time the last GPWB benefit has been paid, you have the option of either annuitizing or receiving a lump sum payment of the remaining Contract Value adjusted for any applicable MVA (less any withdrawal charges and any applicable premium taxes).


Death Benefit Examples

o You purchase the Contract with an initial Purchase Payment of $100,000. You allocate your entire Purchase Payment to the Investment Options. You are the only owner and are 69 or younger on the Issue Date.
o    You make no additional Purchase Payments.
o    The MAV on the ninth Contract Anniversary is $180,000.
o You take a partial withdrawal of $20,000 (this includes the withdrawal charge) in the tenth Contract Year when the Contract Value on the date of (but prior to the partial withdrawal) is $160,000. You take no other partial withdrawals.
o    The Contract Value on the tenth Contract Anniversary is $140,000.
o You have not yet reached your 81st birthday as of the tenth Contract Anniversary.


NOTE: the mortality and expense risk charges are higher for Contracts with the Enhanced GMDB or EP GMDB than for Contracts with the Traditional GMDB. If the differences in these charges were reflected in the assumptions listed above the Contract Values would be lower for Contracts with the Enhanced GMDB or EP GMDB than for Contracts with the Traditional GMDB.


Traditional GMDB:

We calculate the death benefit on the tenth Contract Anniversary as the greater of:

  1) Contract Value:                                                  $140,000
                                                                      ========

  2) The guaranteed minimum death benefit:
        Total Purchase Payments                                       $100,000
        Minus the percentage of Contract Value
          withdrawn:   ($20,000 / $160,000) = 0.125 x $100,000 =      -  12,500
                                                                      ---------
                                                                      $ 87,500

Therefore, the death benefit under the Traditional GMDB on the tenth Contract Anniversary is $140,000.

Enhanced GMDB:

We calculate the death benefit on the tenth Contract Anniversary as the greater of:


         1) Contract Value:                                                          $140,000.00
                                                                                     ===========


         2) The Annual Increase Amount:
               Initial Purchase Payment                                                 $100,000.00
               Increased by 3% on the first Contract Anniversary                        x           1.03
                                                                                        $103,000.00
               Increased by 3% on the second Contract Anniversary                       x           1.03
                                                                                        $106,090.00
               Increased by 3% on the third Contract Anniversary                        x           1.03
                                                                                        $109,272.70
               On the ninth Contract Anniversary the
                 Annual Increase Amount is                                              $130,477.32
               Minus the percentage of Contract value
                 withdrawn:   ($20,000 / $160,000) = 0.125 x $130,477.32 =              -   16,309.66
                                                                                        $114,167.65
               Increased by 3% on the tenth Contract Anniversary                        x           1.03
                                                                                        ----------------
                                                                                        $117,592.68
               Verifying that the Annual Increase Amount is within the maximum limit:
                   1.5 times Purchase Payments:    1.5 x $100,000 =                     $150,000
                   Minus the percentage of Contract value
                     withdrawn:   ($20,000 / $160,000) = 0.125 x $150,000 =             -   18,750
                                                                                        ----------
                                                                                        $131,250

         2) The MAV:
               The MAV on the ninth Contract Anniversary                                $180,000
               Minus the percentage of Contract Value
                 withdrawn:   ($20,000 / $160,000) = 0.125 x $180,000 =                 -  22,500
                                                                                        ---------
                                                                                       $157,500



Therefore, the Enhanced GMDB value on the tenth Contract Anniversary is equal to $157,500.


EP GMDB:

We calculate the death benefit on the tenth Contract Anniversary as the greater of:


         1) Contract Value:                                                            $140,000
                                                                                       ========


         2) Total Purchase Payments                                                    $100,000
               Less adjusted partial withdrawals calculated
                 as PW  x  DB/CV:
                 ($20,000 x $160,000 / $160,000) = $20,000  x  1  =                    -  20,000
                                                                                       ---------
                                                                                       $ 80,000

         3) Contract Value                                                             $140,000
               Plus 50% of the lesser of (a) or (b).
(a)      Contract Value minus total Purchase
                     Payments: $140,000  -  $100,000  =                $  40,000
(b)      Three times your total Purchase Payments:                     $300,000

                 (a) is less than (b), so 50% of (a) =  0.50  x  $40,000  =            $ 20,000
                                                                                       --------
                                                                                       $160,000

Therefore, the death benefit under the EP GMDB on the tenth Contract Anniversary is $160,000.


Death Benefit Payment options


If you have not previously designated a death benefit payment option, a Beneficiary must request the death benefit be paid under one of the death benefit payment options below. If the Beneficiary is the spouse of the Contract Owner, he/she can choose to continue the Contract in his/her own name at the then current Contract Value, or if greater, the death benefit value. An election by the spouse to continue the Contract must be made in a form satisfactory to us at our Service Center within 60 days after the death benefit first becomes payable by us. If a lump sum payment is requested, the amount will be paid within seven days of receipt of proof of death and the valid election, including any required governmental forms, unless the suspension of payments or transfers provision is in effect. Payment of the death benefit may be delayed pending receipt of any applicable tax consents and/or forms from a state.


Option A: lump sum payment of the death benefit. Allianz Life will not deduct the contract maintenance charge at the time of a full withdrawal if the distribution is due to death.

Option B: payment of the entire death benefit within five years of the date of the Contract Owner's or any Joint Owner's death. Allianz Life will assess the full contract maintenance charge on each Beneficiary's portion on each Contract Anniversary.

Option C: payment of the death benefit under an Annuity Option over the lifetime of the Beneficiary or over a period not extending beyond the life expectancy of the Beneficiary. Distribution under this option must begin within one year of the date of the Contract Owner's or any Joint Owner's death. We will continue to assess the full contract maintenance charge on each Beneficiary's portion share pro rata over the Annuity Payments.

We must distribute any portion of the death benefit not applied under an Annuity Option within one year of the date of the Contract Owner's death within five years of the date of death.

If the Beneficiary wants to receive the payment other than in a lump sum, he/she may only make such an election during the 60 day period after the day that the lump sum first became payable.

If you (or any Joint Owner) die during the Payout Phase and you are not the Annuitant, any remaining Annuity Payments under the Annuity Option selected will continue at least as rapidly as they were being paid at your death. If you die during the Payout Phase, the Beneficiary becomes the Contract Owner.

Death of the Annuitant

If the Annuitant, who is not a Contract Owner or Joint Owner, dies during the Accumulation Phase, you will become the Annuitant unless you designate another Annuitant within 30 days of the death of the Annuitant. However, if the Contract is owned by a non-individual (for example, a qualified plan or trust), then we will treat the death of the Annuitant as the death of the Contract Owner, and a new Annuitant may not be named.

If the Annuitant dies after Annuity Payments have begun, the remaining amounts payable, if any, will be as provided for in the Annuity Option selected. The remaining amounts payable will be paid to the Contract Owner at least as rapidly as they were being paid at the Annuitant's death.


11.OTHER INFORMATION
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Allianz Life

Allianz Life was organized under the laws of the state of Minnesota in 1896. We offer fixed and variable life insurance and annuities and group life, accident and health insurance. We are licensed to do direct business in 49 states and the District of Columbia. We are a wholly-owned subsidiary of Allianz Versicherungs-AG Holding.

The Separate Account

We established Allianz Life Variable Account B (the Separate Account) under Minnesota insurance law on May 31, 1985. The Separate Account is registered with the Securities and Exchange Commission as a unit investment trust under the Investment Company Act of 1940. The SEC does not supervise our management of the Separate Account.

The Separate Account holds the assets that underlie the Contracts, except assets allocated to the Fixed Account. We keep the Separate Account assets separate from the assets of our general account and other separate accounts. The Separate Account is divided into subaccounts, each of which invests exclusively in a single Investment Option.

We own the assets of the Separate Account. We credit gains to or charge losses against the Separate Account without regard to the performance of other investment accounts. The Separate Account's assets may not be used to pay any of our liabilities other than those arising from the Contracts. If the Separate Account's assets exceed the required reserves and other liabilities, we may transfer the excess to our general account.

Distribution

Our wholly-owned subsidiary, USAllianz Investor Services, LLC (USAllianz) serves as principal underwriter for the Contracts. USAllianz, a limited liability company organized in Minnesota, is located at 5701 Golden Hills Drive, Golden Valley, MN 55416. USAllianz is registered as a broker/dealer with the Securities and Exchange Commission under the Securities Exchange Act of 1934 (the "1934 Act"), as well as with the securities commissions in the states in which it operates, and is a member of the National Association of Securities Dealers, Inc. (the "NASD"). More information about USAllianz is available at http://www.nasdr.com or by calling 1-800-289-9999. You also can obtain an investor brochure from NASD Regulation describing its Public Disclosure Program.

Commissions will be paid to broker/dealers who sell the Contracts. Broker/dealers will be paid commissions up to 5% of Purchase Payments. Sometimes, Allianz Life enters into an agreement with the broker/dealer to pay the broker/dealer commissions as a combination of a certain amount of the commission at the time of sale and a trail commission (which when totaled could exceed 5% of Purchase Payments).

Other compensation options also may be made available. USAllianz may enter into selling agreements with other broker/dealers registered under the 1934 Act. Under the agreements with those broker/dealers, the commission paid to the broker/dealer on behalf of the registered representative will not exceed those described above; selling firms may retain a portion of commissions. We may pay additional expenses.

In addition, we may pay certain sellers for other services not directly related to the sale of the Contracts (such as special marketing support allowances). Allianz Life may also periodically pay certain sellers a commission bonus on aggregate sales for special promotional programs.

We intend to recoup commissions and other sales expenses through fees and charges imposed under the Contract. Commissions paid on the Contract, including other incentives or payments, are not charged directly to the Contract owners or the Separate Account.

We offer the Contracts to the public on a continuous basis. We anticipate continuing to offer the Contracts, but reserve the right to discontinue the offering.

ADDITIONAL CREDITS FOR CERTAIN GROUPS

We may credit additional amounts to a Contract instead of modifying charges because of special circumstances that result in lower sales or administrative expenses or better than expected mortality or persistency experience.

Administration


Allianz Life has hired Delaware Valley Financial Services, Inc. (DVFS), 300 Berwyn Park, Berwyn, Pennsylvania, to perform certain administrative services regarding the Contracts. The administrative services include issuance of the Contracts and maintenance of Contract Owner's records.


To reduce expenses, only one copy of most financial reports and prospectuses, including reports and prospectuses for the Investment Options, will be mailed to your household, even if you or other persons in your household have more than one contract issued by Allianz or an affiliate. Call us at the toll-free number listed at the back of this prospectus if you need additional copies of financial reports, prospectuses, or annual and semiannual reports, or if you would like to receive one copy for each contract in future mailings.

financial statements

The consolidated financial statements of Allianz Life and the Separate Account have been included in the Statement of Additional Information.

12. Glossary
--------------------------------------------------------------------------------


This prospectus is written in plain English to make it as understandable as possible. However, there are some technical words or terms that are defined below and are capitalized in the prospectus.


Accumulation Phase - the period of time before you elect to begin receiving Annuity Payments. Generally, you can make additional Purchase Payments during this time.


Accumulation Unit - the units into which we convert amounts invested in the subaccounts during the Accumulation Phase.


Annuitant - the natural person upon whose life the Annuity Payments are based. The Annuitant may be required to be the Contract Owner if the Contract is a Qualified Contract. The Contract Owner names the Annuitant at Contract issue.


Annuity Options - the income or payout options available under your Contract.

Annuity Payments - payments made by us to the payee pursuant to the Annuity Option chosen. Annuity Payments may be variable, fixed or a combination of both variable and fixed.

Annuity Unit - the units into which we convert amounts invested in the Investment Options during the Payout Phase.

Beneficiary - the person(s) or entity the Contract Owner names to receive any death benefit. The Beneficiary is named at Contract issue. Unless an irrevocable Beneficiary has been named, the Contract Owner can change the Beneficiary or contingent Beneficiary. If no Beneficiary is named, the owner's estate becomes the Beneficiary.

Business Day - each day on which the New York Stock Exchange is open for trading, except when an Investment Option does not value its shares. Allianz Life is open for business on each day that the New York Stock Exchange is open. Our Business Day closes when regular trading on the New York Stock Exchange closes, which is usually at 4:00 p.m. Eastern time.

Contract - a deferred annuity contract that allows you to accumulate money tax deferred by making one or more Purchase Payments. It provides for lifetime or other forms of Annuity Payments beginning on the Income Date.

Contract Anniversary - An anniversary of the Issue Date of your Contract.

Contract Owner - "you", "your" and "yours". The person or entity named in the Contract who may exercise all rights granted by the Contract. The Contract Owner is designated at Contract issue, unless changed. A Non-Qualified Contract can be owned by up to two Joint Owners. Any Joint Owner must be the spouse of the other Contract Owner (this requirement may not apply in certain states).


Contract Value - on any Business Day it is equal to the sum of your Fixed Account Value plus your Separate Account Value .


Contract Year - any period of twelve (12) months commencing with the Issue Date and each Contract Anniversary thereafter.

Fixed Account - part of our general account. The general account consists of all of our assets other than those in our variable separate accounts. We have complete ownership and control of all of these assets.

Fixed Account Value - the portion of your Contract Value that is in the Fixed Account during the Accumulation Phase.

Income Date - the date that you begin receiving Annuity Payments under your Contract. This date must be the first day of a calendar month.


Investment Choices - the variable Investment Options and any Fixed Account options available under the Contract for Purchase Payments or transfers. We may add, substitute or remove Investment Choices in the future. Currently we do not offer any Fixed Account Investment Choices.

Investment Options - the variable Investment Choices available under the Separate Account. You may not invest in more than ten Investment Options at any one time.


Issue Date - the date as shown on the Contract that starts the first Contract Year. Contract Anniversaries and Contract Years are measured from the Issue Date.

Liquidations - withdrawals made after the Income Date. Liquidations are first available five years after the Income Date and only if you elect variable payouts under Annuity Option 2 or 4.

Market Value Adjustment (MVA) - a positive or negative adjustment to amounts withdrawn or transferred more than 30 days before the end of an account period from certain types of Fixed Account Investment Choices.

Non-Qualified Contract - a Contract that is not purchased under a pension or retirement plan qualified under sections of the Internal Revenue Code.

Payout Phase - the phase your Contract is in once Annuity Payments begin.

Purchase Payment - the money you put in the Contract.

Qualified Contract - a Contract purchased under a pension or retirement plan qualified under sections of the Internal Revenue Code--e.g. Individual
Retirement Annuities (IRAs), Tax-Sheltered Annuities (referred to as TSA or 403(b) contracts), pension and profit sharing plans (including 401(k) and H.R. 10 plans). Currently we issue Qualified Contracts which include but may not be limited to Roth IRAs, Traditional IRAs, Simplified Employee Pension (SEP) IRAs and TSA or 403(b) rollover Contracts.

Separate Account - Allianz Life Variable Account B is the Separate Account that issues your Contract. It is a separate investment account of Allianz Life. The Separate Account holds the assets invested in the Investment Options that underlie the Contracts. The Separate Account is divided into subaccounts, each of which invests exclusively in a single Investment Option.

Separate Account Value - the portion of your Contract Value that is in the subaccounts of the Separate Account during the Accumulation Phase. We calculate the Separate Account Value by multiplying the Accumulation Unit value in each subaccount by the number of Accumulation Units for each subaccount.

Service Center - The USAllianz Service Center. Our Service Center address and phone number are at the back of this prospectus.

13.   TABLE OF CONTENTS OF THE STATEMENT OF ADDITIONAL INFORMATION
--------------------------------------------------------------------------------
[WE WILL ADD PAGE NUMBERS UPON AMENDMENT]

Allianz Life.....................................
Ratings Agencies.................................
Experts..........................................
Legal Opinions...................................
Distributor......................................
Reduction or Elimination of the
    Withdrawal charge............................
Calculation of Performance Data..................
       Total Return..............................
       Yield.....................................
       Performance Ranking.......................
       Performance Information...................
Illustrations.................................... Federal Tax
Status...............................
       General...................................
       Diversification........................... Multiple
       Contracts........................ Contracts Owned by
           Non-Individuals....................... Required
       Distributions.................... Tax Treatment of Distributions -
           Non-Qualified Contracts...............
       Qualified Contracts.......................
       Tax Treatment of Distributions -
           Qualified Contracts...................
       Assignments, Pledges and
           Gratuitous Transfers..................
       Death Benefits............................
       Income Tax Withholding....................
Annuity Provisions...............................
       Annuity Unit Value........................
Financial Statements.............................
Appendix A - Illustrations.......................

14. PRIVACY NOTICE
--------------------------------------------------------------------------------


We Care About Your Privacy!

In compliance with Gramm-Leach-Bliley (GLB), this notice describes the privacy policy and practices followed by Allianz Life Insurance Company of North America, and their affiliated companies (herein referred to as "Allianz Life").

Your privacy is a high priority for us and it will be treated with the highest degree of confidentiality. In order for us to be able to provide these insurance products and services, we need to collect certain information from you. However, we want to emphasize that we are committed to maintaining the privacy of this information in accordance with law. All individuals with access to personal information about our customers are required to follow this policy.

Non-public Information Collected.

o....Information we receive from you on insurance and annuity  applications, claim forms or other forms such as your name, address, date and location of birth, marital status, sex, social security number, medical information, beneficiary information, etc.

o Information about your transactions with us, our affiliates or others such as purchase payment history, tax information, investment information, and accounting information; and

o Information we receive from consumer reporting agencies, such as your credit history.

Non-public Information Disclosed.

o We may provide the non-public information that we collect to affiliated or nonaffiliated persons or entities involved in the underwriting, processing, servicing and marketing of your Allianz Life insurance products. We will not provide this information to a nonaffiliated third party unless we have a written agreement that requires the third party to protect the confidentiality of this information.

o We may have to provide the above described non-public information that we collect to authorized persons or entities to comply with a subpoena or summons by federal, state or local authorities and to respond to judicial process or regulatory authorities having jurisdiction over our company for examination, compliance or other purposes as required by law.

o We do not disclose any non-public personal information about our customers to anyone except as permitted or required by law.

Confidentiality and Security of Your Non-public Personal Information.

o We restrict access of non-public personal information about you to only those persons who need to know about that information to underwrite, process, service or market Allianz Life insurance products and services.

o We maintain physical, electronic, and procedural safeguards that comply with state and federal standards to guard your non-public personal information.

o If we become aware that an item of personal information may be materially inaccurate, we will make reasonable effort to re-verify its accuracy and correct any error as appropriate.

Information about Former Customers.

Non-public information about our former customers is maintained by Allianz Life on a confidential and secure basis. If any such disclosure is made, it would be for reasons and under the conditions described in this notice. We do not disclose any non-public personal information about our former customers to anyone except as permitted or required by law.

Further Information.

o You have a right to access and request correction of your personal information that is recorded with Allianz Life.

o Information obtained from a report prepared by an insurance support organization may be retained by the insurance support organization and disclosed to other persons.

If you have any questions about our privacy policy, please write, call, or email:

Allianz Life Insurance Company of North America
PO Box 1344
Minneapolis, MN 55440-1344
(800) 328-5600
www.allianzlife.com




APPENDIX A:  ANNUAL EXPENSES FOR EACH INVESTMENT OPTION
--------------------------------------------------------------------------------


This table  describes in detail the annual  expenses for each of the  Investment
Options. We show the expenses as a percentage of an Investment Option's average daily net assets for the most recent fiscal year. Except for the USAZ Funds and the PIMCO VIT portfolios, neither the variable Investment Options nor their advisers are affiliated with Allianz Life.

[THIS  INFORMATION  IS AS OF  12/31/01.  WE WILL  UPDATE THIS  INFORMATION  UPON
AMENDMENT.]


-----------------------------------------------------------------------------------------------------------------
                                           Annual operating expenses before fee waivers or      Total annual
                                                          expense reimbursements                operating expenses
                                                                                             after contractual
                                                                                               fee waivers or
                                                                                                  expense
                                                                                               reimbursements

Variable investment option
-----------------------------------------------------------------------------------------------------------------




                                          Management fees 12b-1       Other
                                                           fees**    expenses      Total

-----------------------------------------------------------------------------------------------------------------
USAZ AIM Basic Value Fund (1)                  .75%         .25%       .10%        1.10%           1.10%

-----------------------------------------------------------------------------------------------------------------
USAZ AIM Blue Chip Fund (1)                     .80         .25        .10         1.15             1.15
-----------------------------------------------------------------------------------------------------------------

USAZ AIM Dent Demographic Trends Fund (1)       .85         .25        .10         1.20             1.20
-----------------------------------------------------------------------------------------------------------------

USAZ AIM International Equity Fund (1)          .90         .25        .10         1.25             1.25
-----------------------------------------------------------------------------------------------------------------

USAZ Alliance Capital Growth and Income        1.00         .25        2.03        3.28             1.10
Fund (1)

-----------------------------------------------------------------------------------------------------------------
USAZ Alliance Capital Large Cap Growth         1.00         .25        2.11        3.36             1.10
Fund (1)
-----------------------------------------------------------------------------------------------------------------

USAZ Alliance Capital Technology Fund (1)      1.00         .25        1.94        3.19             1.25

-----------------------------------------------------------------------------------------------------------------
Davis VA Financial Portfolio                    .75          --        .25         1.00             1.00

-----------------------------------------------------------------------------------------------------------------
Davis VA Value Portfolio                        .75          --        .12          .87             .87

-----------------------------------------------------------------------------------------------------------------
Dreyfus Small Cap Stock Index                   .35         .25         --          .60             .60
Fund-Service Shares(1)

-----------------------------------------------------------------------------------------------------------------
Dreyfus Stock Index Fund-Service Shares         .25         .25        .07          .57             .57

-----------------------------------------------------------------------------------------------------------------
Franklin Global Communications                  .52         .25        .03          .80             .80
Securities Fund - Class 2 (2), (3)

-----------------------------------------------------------------------------------------------------------------
Franklin Growth and Income Securities           .48         .25        .03          .76             .76
Fund - Class 2 (2), (3)

-----------------------------------------------------------------------------------------------------------------
Franklin High Income Fund - Class 2 (2),        .57         .25        .05          .87             .87
(3)

-----------------------------------------------------------------------------------------------------------------
Franklin Income Securities Fund - Class         .49         .25        .04          .78             .78
2 (2), (3)

-----------------------------------------------------------------------------------------------------------------
Franklin Large Cap Growth Securities            .75         .25        .03         1.03             1.03
Fund - Class 2 (2), (3)

-----------------------------------------------------------------------------------------------------------------
Franklin Real Estate Fund - Class 2 (2),        .56         .25        .03          .84             .84
(3)

-----------------------------------------------------------------------------------------------------------------
Franklin Rising Dividends Securities            .75         .25        .02         1.02             1.01
Fund - Class 2 (2), (3), (4)

-----------------------------------------------------------------------------------------------------------------
Franklin Small Cap Fund - Class (2), (4)        .53         .25        .31         1.09             1.01

-----------------------------------------------------------------------------------------------------------------
Franklin Small Cap Value Securities Fund        .60         .25        .20         1.05             1.02
- Class 2 (2), (4)
-----------------------------------------------------------------------------------------------------------------

Franklin U.S. Government Fund - Class 2         .51         .25        .02          .78             .78
(2), (3)
-----------------------------------------------------------------------------------------------------------------

Franklin Zero Coupon Fund 2005 - Class 1        .63          --        .05          .68             .68
(3)
-----------------------------------------------------------------------------------------------------------------

Franklin Zero Coupon Fund 2010 - Class 1        .63          --        .05          .68             .68
(3)
-----------------------------------------------------------------------------------------------------------------

Mutual Discovery Securities Fund - Class        .80         .25        .22         1.27             1.27
2 (2)
-----------------------------------------------------------------------------------------------------------------

Mutual Shares Securities Fund - Class 2         .60         .25        .19         1.04             1.04
(2)

-----------------------------------------------------------------------------------------------------------------
Templeton Developing Markets Securities        1.25         .25        .32         1.82             1.82
Fund - Class 2 (2)

-----------------------------------------------------------------------------------------------------------------
Templeton Foreign Securities Fund -             .69         .25        .22         1.16             1.15
Class 2 (2), (4)

-----------------------------------------------------------------------------------------------------------------
Templeton Growth Securities Fund - Class        .80         .25        .05         1.10             1.10
2 (2), (3)

-----------------------------------------------------------------------------------------------------------------
USAZ Templeton Developed Markets Fund (1)       .88         .25        2.43        3.56             1.25
-----------------------------------------------------------------------------------------------------------------

Jennison 20/20 Focus Portfolio - Class 2        .75         .25        .33         1.33             1.33
(1)
-----------------------------------------------------------------------------------------------------------------

SP Jennison International Growth                .85         .25        1.16        2.26           2.26 (5)
Portfolio - Class 2
-----------------------------------------------------------------------------------------------------------------

SP Strategic Partners Focused Growth            .90         .25        1.86        3.01           3.01 (5)
Portfolio - Class 2
-----------------------------------------------------------------------------------------------------------------

Oppenheimer Global Securities Fund/VA           .64          --        .06          .70             .70
-----------------------------------------------------------------------------------------------------------------

Oppenheimer High Income Fund/VA                 .74          --        .05          .79             .79
-----------------------------------------------------------------------------------------------------------------

Oppenheimer Main Street Growth & Income         .68          --        .05          .73             .73
Fund/VA

-----------------------------------------------------------------------------------------------------------------
USAZ Oppenheimer Emerging Growth Fund (1)       .85         .25        .15         1.25             1.25

-----------------------------------------------------------------------------------------------------------------
PIMCO VIT High Yield Portfolio - Admin.         .25          --        .51          .76             .75
Class (6)

-----------------------------------------------------------------------------------------------------------------
PIMCO VIT StocksPLUS Growth and Income          .40          --        .27          .67             .67
Portfolio - Admin. Class

-----------------------------------------------------------------------------------------------------------------
PIMCO VIT Total Return Portfolio- Admin.        .25          --        .41          .66             .65
Class (6)

-----------------------------------------------------------------------------------------------------------------
USAZ PIMCO Growth and Income Fund  (1)          .75         .25        2.70        3.70             1.10

-----------------------------------------------------------------------------------------------------------------
USAZ PIMCO Renaissance Fund  (1)                .75         .25        1.96        2.96             1.10

-----------------------------------------------------------------------------------------------------------------
USAZ PIMCO Value Fund  (1)                      .75         .25        2.43        3.43             1.10
-----------------------------------------------------------------------------------------------------------------

Seligman Small-Cap Value Portfolio -           1.00          --        .22         1.22           1.22 (7)
Class 1
-----------------------------------------------------------------------------------------------------------------

USAZ Money Market Fund  (1)                     .35         .25        .61         1.21             .90
-----------------------------------------------------------------------------------------------------------------

USAZ  Van Kampen Aggressive Growth Fund         .90         .25        6.44        7.59             1.25
(1)
-----------------------------------------------------------------------------------------------------------------

USAZ Van Kampen Comstock Fund (1)               .77         .25        1.99        3.01             1.20

-----------------------------------------------------------------------------------------------------------------
USAZ Van Kampen Emerging Growth Fund (1)        .85         .25        2.71        3.81             1.10

-----------------------------------------------------------------------------------------------------------------
USAZ Van Kampen Growth and Income Fund          .77         .25        1.69        2.71             1.10
(1)

-----------------------------------------------------------------------------------------------------------------
USAZ Van Kampen Growth Fund (1)                 .85         .25        3.36        4.46             1.20

-----------------------------------------------------------------------------------------------------------------
USAZ Van Kampen Stable Value Fund
-----------------------------------------------------------------------------------------------------------------



**The12b-1 fees cover certain distribution and shareholder support services provided by the companies selling policies. Our principal underwriter (USAllianz Investor Services, LLC) will receive 12b-1 fees.

(1) The USAZ AIM Basic Value Fund, USAZ AIM Blue Chip Fund, USAZ AIM Dent Demographic Trends Fund, USAZ AIM International Equity Fund, Dreyfus Small Cap Stock Index Fund, Jennison 20/20 Focus Portfolio and the USAZ Oppenheimer Emerging Growth Fund commenced operations as of May 1, 2002. The expenses shown above for these variable investment options are estimated for the current fiscal year. The adviser will assume certain USAZ Fund expenses and they designated an annual expense limit for each variable investment option that we reflect in the expenses listed above.


(2) For the variable investment options of Franklin Templeton Variable Insurance Products Trust, Class 2 shares have a distribution plan that is referred to as a rule 12b-1 plan. See "Fund Account Policies" in the Franklin Templeton Variable Insurance Products Trust prospectus for more information about the rule 12b-1 plan.


(3)  The administration fee is paid indirectly through the management fee.


(4) For the Franklin Rising Dividends, Franklin Small Cap, Franklin Small Cap Value Securities and Templeton Foreign Securities Funds, the managers have agreed in advance to make estimated reductions of 0.01%, 0.08%, 0.03% and 0.01%, respectively, in their fees to reflect reduced services resulting from the Investment Options' investment in a Franklin Templeton money fund. The managers are required by the Investment Options' Board of Trustees and an order of the Securities and Exchange Commission to reduce their fees if the Investment Options invest in a Franklin Templeton money fund.

(5) These variable investment options voluntarily agreed to reimburse "other expenses." The amount of the reimbursement for the SP Jennison International Growth Portfolio is 0.62% and for the SP Strategic Partners Focused Growth Portfolio it is 1.60%. These reimbursements are voluntary and may be terminated at any time.


(6) PIMCO has contractually agreed to reduce total annual Investment Option operating expenses to the extent they would exceed, due to the payment of organizational expenses and Trustees' fees, 0.75% and 0.65%, respectively, of average daily net assets for the PIMCO VIT High Yield and Income and Total Return Portfolios. Under the Expense Limitation Agreement, PIMCO may recoup these waivers and reimbursements in future periods, not exceeding three years, provided total expenses, including such recoupment, do not exceed the annual expense limit.


(7) Effective March 1, 2001, J & W. Seligman & Co. Incorporated ("Seligman") voluntarily agreed to reimburse expenses of Seligman Small-Cap Value Portfolio, other than "management fees" and "12b-1 fees," that exceed 0.20%. Prior to that date, Seligman reimbursed all expenses, other than "management fees" and "12b-1 fees." There is no assurance that Seligman will continue this policy in the future.

A Statement of Additional Information (SAI) dated the same date as this prospectus includes additional information about the annuity offered by this prospectus. The SAI is in incorporated by reference into this prospectus. The SAI is filed with the SEC and is available without charge by contacting us at the phone number or address listed below. The table of contents of the SAI appears before the Privacy Notice in this prospectus.

In order to help you understand how your Contract values vary over time and under different sets of assumptions, we will provide you with certain personalized illustrations upon request and free of charge. You can request illustrations at any time by contacting your registered representative. Illustrations demonstrate how your Contract value, cash surrender value, death benefits, and (if applicable) the GMIB value of a Contract change based on the investment experience of the variable Investment Options or the hypothetical rate of return. The illustrations are hypothetical and may not be used to project or predict investment results.

You can also review and copy information about us, the Separate Account, the prospectus and the SAI at the SEC's Public Reference Room in Washington, D.C. You may obtain information about the operation of the Public Reference Room by calling 1-202-942-8090.

The SEC also maintains a web site (http://www.sec.gov). The prospectus, the SAI and other information about the Contract are available on the EDGAR database on the SEC's web site. If you do not have access to the web site you can get copies of information from the web site upon payment of a duplication fee by writing to:
     Public Reference Section of the Commission
     450 Fifth Street NW
     Washington, DC 20549-0102


You can contact us at:
     Allianz Life Insurance Company of North America
     5701 Golden Hills Drive
     Golden Valley, MN  55416
     1-800-542-5427

If you need service (such as changes in Contract information, inquiry into Contract Values, to request a withdrawal, etc.), please contact our service center: USAllianz Service Center 300 Berwyn Park P.O. Box 3031 Berwyn, PA 19312-0031 1-800-792-7198



                                   PART B SAI




                       STATEMENT OF ADDITIONAL INFORMATION

               USALLIANZ(R) CHARTERTM II VARIABLE ANNUITY CONTRACT

                      INDIVIDUAL FLEXIBLE PURCHASE PAYMENT
                       VARIABLE DEFERRED ANNUITY CONTRACT

                                    issued by
             ALLIANZ LIFE VARIABLE ACCOUNT B (the Separate Account)
                                       and
   ALLIANZ LIFE INSURANCE COMPANY OF NORTH AMERICA (Allianz Life, we, us, our)

                                   ____, 2003


This is not a prospectus. This Statement of Additional Information (SAI) should be read in conjunction with the prospectus for the Contract, which is dated the same date as this SAI. Definitions of capitalized terms can be found in the Index of Terms in the prospectus. The prospectus is incorporated in this SAI by reference.

The prospectus for the Contract concisely sets forth information that a prospective investor ought to know before investing. For a copy of the Contract's prospectus, call or write us at:

Allianz Life Insurance Company of North America
5701 Golden Hills Drive
Golden Valley, MN 55416
(800) 542-5427.


[  WE WILL ADD PAGE NUMBERS UPON AMENDMENT.]

Table of Contents
---------------------------------------------------------------------------

                                                 Page
Allianz Life.....................................
Ratings Agencies.................................
Experts..........................................
Legal Opinions...................................
Distributor......................................
Reduction or Elimination of the
    Withdrawal charge............................
Calculation of Performance Data..................
       Total Return..............................
       Yield.....................................
       Performance Ranking.......................
       Performance Information...................
Illustrations....................................
Federal Tax Status...............................
       General...................................
       Diversification...........................
Multiple Contracts........................
 Contracts Owned by
        Non-Natural Individuals...............
       Required Distributions....................
       Tax Treatment of Distributions -
           Non-Qualified Contracts...............
       Qualified Contracts.......................
       Tax Treatment of Distributions -
           Qualified Contracts...................
       Assignments, Pledges and
           Gratuitous Transfers..................
       Death Benefits............................
       Income Tax Withholding....................
Annuity Provisions...............................
       Annuity Unit Value........................
Financial Statements.............................
Appendix A - Illustrations.......................
                                                            CHARTERIIVASAI-0503

 ALLIANZ LIFE
--------------------------------------------------------------------------------

Allianz Life is a stock life insurance company organized under the laws of the state of Minnesota in 1896. We are a wholly-owned subsidiary of Allianz Versicherungs-AG Holding ("Allianz AG"). Allianz AG is headquartered in Munich, Germany, and has sales outlets throughout the world. We offer fixed and variable life insurance and annuities, and group life, accident and health insurance.

 RATINGS AGENCIES
--------------------------------------------------------------------------------

We receive ratings from the independent rating agencies of A.M. Best and Moody's. A.M. Best and Moody's rate insurance companies for their financial strength. These agencies evaluate the financial soundness and claims-paying ability of insurance companies based on a number of different factors. This information does not relate to the management or performance of the subaccounts of the Separate Account. This information relates only to our general account and reflects our ability to make Annuity Payments and to pay death benefits and other distributions from the Contract. For detailed information on the current agency ratings given to Allianz Life and on the rating categories that have been established by the agencies, contact your registered representative.

 EXPERTS
--------------------------------------------------------------------------------


The financial statements of Allianz Life Variable Account B as of and for the year ended December 31, 2002 and the consolidated financial statements of Allianz Life as of December 31, 2002 and 2001 and for each of the years in the three years ended December 31, 2002 have been included in this Statement of Additional Information in reliance upon the reports of ________, independent accountants, included in this Statement of Additional Information and upon the authority of said firm as experts in accounting and auditing.


The principal business address of _____________________________.

 LEGAL OPINIONS
--------------------------------------------------------------------------------

Stewart D. Gregg, Senior Counsel of Allianz Life, has provided legal advice on certain matters in connection with the issuance of the Contracts.

 DISTRIBUTOR
--------------------------------------------------------------------------------

USAllianz Investor Services, LLC, a subsidiary of Allianz Life, acts as the distributor. The offering is on a continuous basis.

 REDUCTION OR ELIMINATION OF THE WITHDRAWAL CHARGE
--------------------------------------------------------------------------------

We may reduce or eliminate the amount of the withdrawal charge on the Contracts when Contract sales are made to individuals or to a group of individuals in a manner that results in savings of sales expenses. We will determine the entitlement to a reduction of the withdrawal charge after examination of the following factors:

|X|  the size of the group;

|X| the total amount of Purchase Payments expected to be received from the group;

|X| the nature of the group for which the Contracts are purchased, and the persistency expected in that group (i.e., the expectation that the Contract Owners will continue to hold the Contracts for a certain period of time);

|X| the purpose for which the Contracts are purchased and whether that purpose makes it likely that expenses will be reduced; and

|X| any other circumstances which we believe to be relevant to determining whether reduced sales or administrative expenses may be expected.

None of the reductions in charges for sales is contractually guaranteed.

We may eliminate the withdrawal charge when the Contracts are issued to an officer, director or employee of Allianz Life or any of its affiliates. We may reduce or eliminate the withdrawal charge when the Contract is sold by a registered representative appointed with Allianz Life to any members of his or her immediate family and the commission is waived. In no event will any reduction or elimination of the withdrawal charge be permitted where the reduction or elimination will be unfairly discriminatory to any person.

 CALCULATION OF PERFORMANCE DATA
--------------------------------------------------------------------------------

Total Return

From time to time, we may advertise the performance data for the divisions of the Separate Account (also known as subaccounts) in sales literature, advertisements, personalized hypothetical illustrations, and Contract Owner communications. Performance data will show the percentage change in the value of an Accumulation Unit based on the performance of a subaccount over a stated period of time. We determine the change in the value of an Accumulation Unit by dividing the increase (or decrease) in value for that unit by the Accumulation Unit value at the beginning of the period.

Any performance data will include total return figures for the one, five, and ten year (or since inception) time periods indicated. Total return figures will reflect the deduction of the maximum mortality and expense risk (M&E) charge, the total operating expenses of the Investment Options (after any fee waivers or expense reimbursements), any applicable withdrawal charge and contract maintenance charge ("Standardized Total Return"). The withdrawal charge and contract maintenance charge deductions are calculated assuming the Contract Value is fully withdrawn at the end of the reporting period.

We will determine the hypothetical value of a Contract purchased for the time periods described by using the actual Accumulation Unit values for an initial $1,000 Purchase Payment, and deducting any applicable contract maintenance charges and any applicable withdrawal charge to arrive at the ending hypothetical value. The average annual total return is then determined by computing the fixed interest rate that a $1,000 Purchase Payment would have to earn annually, compounded annually, to grow to the hypothetical value at the end of the time periods described. The formula used in these calculations is:

                           P(1+T)n = ERV

where:

           P      =     a hypothetical initial Purchase Payment of $1,000;
           T      =     average annual total return;
           n      =     number of years;
           ERV          = ending redeemable value of a hypothetical $1,000
                        Purchase Payment made at the beginning of the time periods used at the end of such time periods (or fractional portion thereof).

We may also advertise performance data calculated in the same manner as described above but which will not reflect the deduction of the withdrawal charge and the contract maintenance charge and/or will reflect the deduction of the minimum M&E charges. We may also advertise cumulative and average total return information over different periods of time. We may also present performance information computed on a different basis ("Non-Standardized Total Return").

Cumulative total return is calculated in a similar manner, except that the results are not annualized. Each calculation assumes the Contract's carry no sales load and that the income earned by the investment in the Investment Option is reinvested.

Contract Owners should note that investment results will fluctuate over time, and any presentation of total return for any period should not be considered as a representation of what an investment may earn or what a Contract Owner's total return may be in any future period.

Yield

The USAZ Money Market Fund ("Money Market Fund"). We may advertise yield information for the Money Market Fund. The Money Market Fund's current yield may vary each day, depending upon, among other things, the average maturity of the Investment Option's investment securities and changes in interest rates, operating expenses, the deduction of the M&E charge, the contract maintenance charge and, in certain instances, the value of the Investment Option's investment securities. The fact that the subaccount's current yield will fluctuate and that the principal is not guaranteed should be taken into consideration when using the subaccount's current yield as a basis for comparison with savings accounts or other fixed-yield investments. The yield at any particular time is not indicative of what the yield may be at any other time.

The Money Market Fund's current yield is computed on a base period return of a hypothetical Contract having a beginning balance of one Accumulation Unit for a particular period of time (generally seven days). The return is determined by dividing the net change (exclusive of any capital changes) in such Accumulation Unit by its beginning value, and then multiplying it by 365/7 to get the annualized current yield. The calculation of net change reflects the value of additional shares purchased with the dividends paid by the Investment Option, the deduction of the maximum M&E charge and the deduction of the contract maintenance charge.

The effective yield reflects the effects of compounding and represents an annualization of the current return with all dividends reinvested. (Effective yield = [(Base Period Return + 1)365/7] - 1.)

For the seven-day period ending on December 31, 2002, the USAZ Money Market Fund had a current yield of ______% and an effective yield of ______%.

[WE WILL UPDATE THIS INFORMATION UPON AMENDMENT.]

Other Investment Options. We may also quote yield in sales literature, advertisements, personalized hypothetical illustrations, and Contract Owner communications for the other Investment Options. Each Investment Option (other than the USAZ Money Market Fund) will publish standardized total return information with any quotation of current yield.

The yield computation is determined by dividing the net investment income per accumulation unit earned during the period (minus the deduction for the maximum M&E charge and contract maintenance charge) by the Accumulation Unit value on the last day of the period and annualizing the resulting figure, according to the following formula:

                          Yield = 2 [((a-b) + 1)6 - 1]
                                       cd
where:

a = net investment income earned during the period by the Investment Option attributable to shares owned by the subaccount;

b    = expenses accrued for the period (net of reimbursements);

c = the average daily number of Accumulation Units outstanding during the period; d = the maximum offering price per Accumulation Unit on the last day of the period.

We will used the above formula in calculating quotations of yield, based on specified 30-day periods (or one month) identified in the sales literature, advertisement, or communication. Yield calculations assume the Contract's carry no sales load. We do not currently advertise yield information for any subaccount (other than the Money Market Fund).

Performance Ranking

Total return may be compared to relevant indices, including U.S. domestic and international indices and data from Lipper Analytical Services, Inc., Standard & Poor's Indices, or VARDS(R).

From time to time, evaluation of performance by independent sources may also be used.

Performance Information

Certain Investment Options have been in existence for some time and have investment performance history. In order to show how investment performance of the Investment Options affects Accumulation Unit values, the following performance information was developed. This information is for periods prior to when the Contracts were first offered, and has been adjusted to reflect Contract expenses.

Certain Investment Options issue two or more classes of shares and certain share classes may have Rule 12b-1 expenses. The classes of shares currently offered by this Contract are listed in the "Annual Operating Expenses of the Investment Options" section of the Fee Table in the prospectus. For more information about share classes, see the Investment Option prospectuses.

The Investment Options of Franklin Templeton Variable Insurance Products Trust available under this Contract issue Class 2 shares and have a distribution plan which is referred to as a Rule 12b-1 plan. Class 2 shares have Rule 12b-1 plan expenses currently equal to 0.25% per year, which will affect future performance. Prior to July 1, 1999, the Rule 12b-1 plan fees were equal to 0.30% per year. Investment Option performance for Class 2 shares reflects a "blended" figure combining (a) for periods prior to Class 2's inception on Jan. 6, 1999, historical results of Class 1 shares and (b) for periods after Jan. 6, 1999, class 2's results reflecting an additional Rule 12b-1 fee expense which also affects future performance.

Because class 2 shares were not offered until Jan. 6, 1999 (or May 1, 1997 for Templeton Developing Markets Securities Fund and Templeton Foreign Securities
Fund), standardized class 2 share performance for prior periods represents historical results of class 1 shares. For periods beginning Jan. 6, 1999 (or May 1, 1997), class 2's results reflect an additional Rule 12b-1 fee expense, which also affects future performance.

For Templeton Developing Markets Securities Fund and Templeton Foreign Securities Fund, performance prior to the May 1, 2000 merger reflects the historical performance of the Templeton Developing Markets Fund and Templeton International Fund, respectively.

Ongoing stock market volatility can dramatically change the Investment Options' short-term performance; current results may differ.


Charts A and B on the following pages reflect Accumulation Unit performance from Investment Option inception, which may pre-date Separate Account inception and assumes that the Accumulation Units were fully invested in each of the Investment Options from the Investment Option inception dates listed on the table.


o Chart A is for Contracts with the Traditional GMDB (which carries the lowest M&E charge of 1.75%);

o Chart B is for Contracts with the Enhanced GMIB and the EP GMDB (which carries the highest M&E charge of 2.70%); and

Chart C reflects performance of the Investment Options and does not include any Contract expenses.

---------------------------------------------------- ------------------ ------------------------- ----------------------------------
Product Feature                                      M&E Charge         Actual Performance        Hypothetical Performance

---------------------------------------------------- ------------------ ------------------------- ----------------------------------
Traditional GMDB and no GMIB                         1.75%              Not yet available         Chart A

---------------------------------------------------- ------------------ ------------------------- ----------------------------------
Enhanced GMIB and the EP GMDB                        2.70%              Not yet available         Chart B
---------------------------------------------------- ------------------ ------------------------- ----------------------------------

--------------------------------------------------------------------------------
The performance figures in Column I represent performance figures for the Accumulation Units which reflect deduction of the M&E charge, the contract maintenance charge, the total operating expenses of the Investment Options (after waivers or reimbursements), and assumes that you make a withdrawal at the end of the period (therefore the withdrawal charge is reflected). Column II represents performance figures for the Accumulation Units which reflect deduction of the M&E charge and the total operating expenses of the Investment Options (after waivers or reimbursements). Past performance does not guarantee future results.

[WE WILL UPDATE THE PERFORMANCE INFORMATION TO REFLECT 12/31/02 INFORMATION UPON AMENDMENT.]


Chart A - Contracts with the Traditional GMDB (Lowest M&E Charge of 1.75%)

Total Return for the periods ended December 31, 2002

                                                                                               Colum II (without contract
                                                    Colum I (with all charges)             maintenance and withdrawal charges)
                                            ------------------------------------------- ------------------------------------------
                                 Investment
                                 Option
                                 Inception   One Year Three   Five     Ten    Since      One     Three   Five   Ten      Since
Investment Option                   Date              Years   Years   Years  Inception   Year    Years  Years   Years   Inception
--------------------------------------------------------------------------------------- ------------------------------------------

USAZ Alliance Capital Growth     11/5/2001
and Income*
USAZ Alliance Capital Large Cap  11/5/2001
Growth*
USAZ Alliance Capital            11/5/2001
Technology*
Davis VA Financial                7/1/1999
Davis VA Value                    7/1/1999
Franklin Global Communications   1/24/1989
Securities - Class 21,2
Franklin Growth and Income       1/24/1989
Securities - Class 21,2
Franklin High Income - Class     1/24/1989
21,2
Franklin Income Securities -     1/24/1989
Class 21,2
Franklin Large Cap Growth         5/1/1996
Securities - Class 21,2
Franklin Real Estate - Class     1/24/1989
21,2
Franklin Rising Dividends        1/27/1992
Securities - Class 21,2
Franklin Small Cap - Class 21,2  11/1/1995
Franklin Small Cap Value          5/1/1998
Securities - Class 21,2
Franklin U.S. Government -       3/14/1989
Class 22
Franklin Zero Coupon 2005 -      3/14/1989
Class 12
Franklin Zero Coupon 2010 -      3/14/1989
Class 12
Mutual Discovery Securities -    11/8/1996
Class 21,2
Mutual Shares Securities -       11/8/1996
Class 21,2
Templeton Developing Markets     3/15/1994
Securities - Class 21,2,3
Templeton Foreign Securities -   1/27/1992
Class 21,2,4
Templeton Growth Securities -    3/15/1994
Class 21,2
USAZ Templeton Developed         11/5/2001
Markets*
SP Jennison International Growth 12/15/2000
SP Strategic Partners Focused    12/15/2000
Growth
Oppenheimer Global Securities/VA 11/12/1990
Oppenheimer High Income/VA       4/30/1986
Oppenheimer Main Street Growth    7/5/1995
& Income/VA
PIMCO VIT High Yield - Admin.    4/30/1998
Class
PIMCO VIT StocksPLUS Growth &    12/31/1997
Income - Admin. Class
PIMCO VIT Total Return - Admin.  12/31/1997
Class
USAZ PIMCO Growth and Income*    11/5/2001
USAZ PIMCO Renaissance*          11/5/2001
USAZ PIMCO Value*                11/5/2001
Seligman Small-Cap Value -       5/1/1998
Class 1
USAZ Money Market                 2/1/2000
USAZ Van Kampen Aggressive        5/1/2001
Growth*
USAZ Van Kampen Comstock*         5/1/2001
USAZ Van Kampen Emerging Growth*  5/1/2001
USAZ Van Kampen Growth and        5/1/2001
Income*
USAZ Van Kampen Growth*           5/1/2001
--------------------------------------------------------------------------------

* For Investment Options which have existed less than one year, standard cumulative total returns since inception are shown. 1.Ongoing stock market volatility can dramatically change the Investment Options' short-term performance; current results may differ. 2.Because Class 2 shares were not offered until 1/6/99 (or 5/1/97 for Templeton Developing Markets Securities Fund and Templeton

Foreign Securities Fund), standardized Class 2 Investment Option performance for prior periods represents historical results of Class 1 shares. For periods beginning 1/6/99 (or 5/1/97), Class 2's results reflect an additional 12b-1 fee expense, which also affects future performance.

3.For Templeton Developing Markets Securities Fund, performance prior to the 5/1/00 merger reflects the historical performance of the Templeton Developing Markets Fund.

4. For Templeton Foreign Securities Fund, performance prior to the 5/1/00 merger reflects the historical performance of Templeton International Fund.

There is no performance shown for the Van Kampen Capital Preservation Portfolio Option because it was first offered in the Separate Account as of May 1, 2003.


Chart B - Contracts  with the Enhanced  GMIB and EP GMDB  (Highest M&E Charge of
2.70%)

Total Return for the periods ended December 31, 2002
                                                                                                Colum II (without contract
                                                     Colum I (with all charges)            Maintenance and withdrawal charges)
                                  Investment
                                  Option
                                   Inception  One     Three    Five    Ten     Since      One    Three   Five    Ten     Since
Investment Option                    Date     Year    Years    Years   Years  Inception   Year   Years   Years   Years  Inception
USAZ Alliance Capital Growth and  11/5/2001
Income*
USAZ Alliance Capital Large Cap   11/5/2001
Growth*
USAZ Alliance Capital Technology* 11/5/2001
Davis VA Financial                 7/1/1999
Davis VA Value                     7/1/1999
Franklin Global Communications    1/24/1989
Securities - Class 21,2
Franklin Growth and Income        1/24/1989
Securities - Class 21,2
Franklin High Income - Class 21,2 1/24/1989
Franklin Income Securities -      1/24/1989
Class 21,2
Franklin Large Cap Growth          5/1/1996
Securities - Class 21,2
Franklin Real Estate - Class 21,2 1/24/1989
Franklin Rising Dividends         1/27/1992
Securities - Class 21,2
Franklin Small Cap - Class 21,2   11/1/1995
Franklin Small Cap Value           5/1/1998
Securities - Class 21,2
Franklin U.S. Government - Class  3/14/1989
22
Franklin Zero Coupon 2005 -       3/14/1989
Class 12
Franklin Zero Coupon 2010 -       3/14/1989
Class 12
Mutual Discovery Securities -     11/8/1996
Class 21,2
Mutual Shares Securities - Class  11/8/1996
21,2
Templeton Developing Markets      3/15/1994
Securities - Class 21,2,3
Templeton Foreign Securities -    1/27/1992
Class 21,2,4
Templeton Growth Securities -     3/15/1994
Class 21,2
USAZ Templeton Developed Markets* 11/5/2001
SP Jennison International Growth  12/15/2000
SP Strategic Partners Focused     12/15/2000
Growth
Oppenheimer Global Securities/VA  11/12/1990
Oppenheimer High Income/VA        4/30/1986
Oppenheimer Main Street Growth &   7/5/1995
Income/VA
PIMCO VIT High Yield - Admin.     4/30/1998
Class
PIMCO VIT StocksPLUS Growth &     12/31/1997
Income - Admin. Class
PIMCO VIT Total Return - Admin.   12/31/1997
Class
USAZ PIMCO Growth and Income*     11/5/2001
USAZ PIMCO Renaissance*           11/5/2001
USAZ PIMCO Value*                 11/5/2001
Seligman Small-Cap Value - Class   5/1/1998
1
USAZ Money Market                  2/1/2000
USAZ Van Kampen Aggressive         5/1/2001
Growth*
USAZ Van Kampen Comstock*          5/1/2001
USAZ Van Kampen Emerging Growth*   5/1/2001
USAZ Van Kampen Growth and         5/1/2001
Income*
USAZ Van Kampen Growth*            5/1/2001
--------------------------------------------------------------------------------

* For Investment Options which have existed less than one year, standard cumulative total returns since inception are shown. 1.Ongoing stock market volatility can dramatically change the Investment Options' short-term performance; current results may differ. 2.Because Class 2 shares were not offered until 1/6/99 (or 5/1/97 for Templeton Developing Markets Securities Fund and Templeton

Foreign Securities Fund), standardized Class 2 Investment Option performance for prior periods represents historical results of Class 1 shares. For periods beginning 1/6/99 (or 5/1/97), Class 2's results reflect an additional 12b-1 fee expense, which also affects future performance.

3.For Templeton Developing Markets Securities Fund, performance prior to the 5/1/00 merger reflects the historical performance of the Templeton Developing Markets Fund.

4. For Templeton Foreign Securities Fund, performance prior to the 5/1/00 merger reflects the historical performance of Templeton International Fund.

There is no performance shown for the Van Kampen Capital Preservation Portfolio Option because it was first offered in the Separate Account as of May 1, 2003.



Chart C - Investment Option Performance (No Contract Charges)

Total Return for the periods ended December 31, 2002

                                                                                        Since
Investment Option                                  One Year    Five Years   Ten Years  Inception

----------------------------------------------------------------------------------------------
USAZ Alliance Capital Growth and Income                   N/A       N/A       N/A        4.67
USAZ Alliance Capital Large Cap Growth                    N/A       N/A       N/A        5.50
USAZ Alliance Capital Technology                          N/A       N/A       N/A        7.70
Davis VA Financial                                     -10.37       N/A       N/A        3.48
Davis VA Value                                         -10.39       N/A       N/A        0.21
Franklin Global Communications Securities - Class      -29.40     -1.50      3.40        6.03
21,2
Franklin Growth and Income Securities - Class 21,2      -2.28      9.94     11.22       10.15
Franklin High Income - Class 21,2                        4.18      0.30      6.20        6.25
Franklin Income Securities - Class 21,2                  0.76      7.00      9.26        9.91
Franklin Large Cap Growth Securities - Class 21,2      -11.43     11.77       N/A       12.82
Franklin Real Estate - Class 21,2                        7.88      5.94     11.45       10.22
Franklin Rising Dividends Securities - Class 21,2       13.57     11.90       N/A       11.22
Franklin Small Cap - Class 21,2                        -15.25     10.53       N/A       13.45
Franklin Small Cap Value Securities - Class 21,2        13.79       N/A       N/A        3.23
Franklin U.S. Government - Class 22                      7.37      6.79      6.91        7.69
Franklin Zero Coupon 2005 - Class 12                     8.93      7.66      8.93        9.80
Franklin Zero Coupon 2010 - Class 12                     5.62      7.98      9.87       10.34
Mutual Discovery Securities - Class 21,2                 0.24      9.12       N/A        9.27
Mutual Shares Securities - Class 21,2                    7.04     10.16       N/A       10.60
Templeton Developing Markets Securities - Class         -8.08    -11.78       N/A      -11.10
21,2,3
Templeton Foreign Securities-Class 21,2,4              -15.99      4.63       N/A        9.64
Templeton Growth Securities-Class 21,2                  -1.31      8.40       N/A       10.05
USAZ Templeton Developed Markets                          N/A       N/A       N/A        2.50
SP Jennison International Growth                       -35.92       N/A       N/A      -37.67
SP Strategic Partners Focused Growth                   -20.80       N/A       N/A      -19.93
Oppenheimer Global Securities/VA                       -12.04     15.40     13.91          NA
Oppenheimer High Income/VA                               1.97      2.87      8.71          NA
Oppenheimer Main Street Growth & Income/VA             -10.16      6.71       N/A       13.67
PIMCO VIT High Yield - Admin. Class                      2.35       N/A       N/A        1.70
PIMCO VIT StocksPLUS Growth & Income - Admin. Class    -11.43       N/A       N/A        5.73
PIMCO VIT Total Return - Admin. Class                    8.37       N/A       N/A        6.55
USAZ PIMCO Growth and Income                              N/A       N/A       N/A        1.63
USAZ PIMCO Renaissance                                    N/A       N/A       N/A       10.20
USAZ PIMCO Value                                          N/A       N/A       N/A        9.63
Seligman Small-Cap Value - Class 1                      23.52       N/A       N/A       18.14
USAZ Money Market                                        3.27       N/A       N/A        4.24
USAZ Van Kampen Aggressive Growth                         N/A       N/A       N/A      -19.00
USAZ Van Kampen Comstock                                  N/A       N/A       N/A       -5.63
USAZ Van Kampen Emerging Growth                           N/A       N/A       N/A       -7.80
USAZ Van Kampen Growth and Income                         N/A       N/A       N/A       -2.41
USAZ Van Kampen Growth                                    N/A       N/A       N/A       -3.90


1.Ongoing stock market volatility can dramatically change the Investment Options' short-term performance; current results may differ. 2.Because Class 2 shares were not offered until 1/6/99 (or 5/1/97 for Templeton Developing Markets Securities Fund and Templeton Foreign Securities Fund), standardized Class 2 Investment Option performance for prior periods represents historical results of Class 1 shares. For periods beginning 1/6/99 (or 5/1/97), Class 2's results reflect an additional 12b-1 fee expense, which also affects future performance.

3.For Templeton Developing Markets Securities Fund, performance prior to the 5/1/00 merger reflects the historical performance of the Templeton Developing Markets Fund.

4.For Templeton Foreign Securities Fund, performance prior to the 5/1/00 merger reflects the historical performance of Templeton International Fund.

There is no performance shown for the Van Kampen Capital Preservation Portfolio Option because it was first offered in the Separate Account as of May 1, 2003.

 ILLUSTRATIONS
--------------------------------------------------------------------------------

We provide details regarding the types of illustrations available to customers in section 9 (Performance and Illustrations) in the prospectus. The illustrations are designed to assist customers in understanding how a Contract may function in different scenarios. They are not guarantees or representations as to future performance or any specific rate of return. You can request an illustration at any time by contacting your registered representative. Samples of the types of illustrations we provide for this Contract are contained in Appendix A of this SAI.

 FEDERAL TAX STATUS
--------------------------------------------------------------------------------

NOTE: The following description is based upon our understanding of current federal income tax law applicable to annuities in general. We cannot predict the probability that any changes in such laws will be made. Purchasers are cautioned to seek competent tax advice regarding the possibility of such changes. We do not guarantee the tax status of the Contracts. Purchasers bear the complete risk that the Contracts may not be treated as "annuity contracts" under federal income tax laws. It should be further understood that the following discussion is not exhaustive and that special rules not described herein may be applicable in certain situations. Moreover, no attempt has been made to consider any applicable state or other tax laws.

General

Section 72 of the Internal Revenue Code of 1986, as amended (the "Code") governs taxation of annuities in general. A Contract Owner is generally not taxed on increases in the value of a Contract until distribution occurs, either in the form of a lump sum payment or as Annuity Payments under the Annuity Option elected. For Annuity Payments, the portion of a payment included in income equals the excess of the payment over the exclusion amount. The exclusion amount for Annuity Payments based on a variable Annuity Option is determined by dividing the investment in the Contract (adjusted for any period certain or refund guarantee) by the number of years over which the annuity is expected to be paid (determined by Treasury Regulations). The exclusion amount for Annuity Payments based on a fixed Annuity Option is determined by multiplying the payment by the ratio that the cost basis of the Contract (adjusted for any period certain or refund guarantee) bears to the expected return under the Contract. Annuity Payments received after the investment in the Contract has been recovered (i.e. the total of the excludable amounts equal the investment in the Contract) are fully taxable. The taxable portion of an Annuity Payment is taxed at ordinary income tax rates. For certain types of Qualified Contract there may be no cost basis in the Contract within the meaning of Section 72 of the Code. Contract Owners, Annuitants and Beneficiaries under the Contracts should seek competent financial advice about the tax consequences of any distributions.

We are taxed as a life insurance company under the Code. For federal income tax purposes, the Separate Account is not a separate entity from us, and its operations form a part of Allianz Life.

Diversification

Section 817(h) of the Code imposes certain diversification standards on the underlying assets of variable annuity contracts. The Code provides that a variable annuity contract will not be treated as an annuity contract for any period (and any subsequent period) for which the investments are not adequately diversified in accordance with regulations prescribed by the United States Treasury Department ("Treasury Department"). Disqualification of the Contract as an annuity contract would result in the imposition of federal income tax to the Contract Owner with respect to earnings allocable to the Contract prior to the receipt of Annuity Payments under the Contract. The Code contains a safe harbor provision which provides that annuity contracts such as this Contract meets the diversification requirements if, as of the end of each quarter, the underlying assets meet the diversification standards for a regulated investment company and no more than fifty-five percent (55%) of the total assets consist of cash, cash items, U.S. government securities and securities of other regulated investment companies.

On March 2, 1989, the Treasury Department issued regulations (Treas. Reg. 1.817-5) which established diversification requirements for the Investment Options underlying variable contracts such as this Contract. The regulations amplify the diversification requirements for variable contracts set forth in the Code and provide an alternative to the safe harbor provision described above. Under these regulations, an Investment Option will be deemed adequately diversified if:

     (1) no more than 55% of the value of the total assets of the Investment Option is represented by any one investment;

     (2) no more than 70% of the value of the total assets of the Investment Option is represented by any two investments;

     (3) no more than 80% of the value of the total assets of the Investment Option is represented by any three investments; and

     (4) no more than 90% of the value of the total assets of the Investment Option is represented by any four investments.

The Code provides that for purposes of determining whether or not the diversification standards imposed on the underlying assets of variable contracts by Section 817(h) of the Code have been met, "each United States government agency or instrumentality shall be treated as a separate issuer."

We intend that all Investment  Options  underlying the Contracts will be managed
by  the  investment   advisers  in  such  a  manner  as  to  comply  with  these diversification requirements.

The Treasury Department has indicated that the diversification regulations do not provide guidance regarding the circumstances in which Contract Owner control of the investments of the separate Account will cause the Contract Owner to be treated as the owner of the assets of the Separate Account, thereby resulting in the loss of favorable tax treatment for the Contract. At this time it cannot be determined whether additional guidance will be provided and what standards may be contained in such guidance.

The amount of Contract Owner control which may be exercised under the Contract is different in some respects from the situations addressed in published rulings issued by the Internal Revenue Service in which it was held that the Contract Owner was not the owner of the assets of the separate account. It is unknown whether these differences, such as the Contract Owner's ability to transfer among investment choices, or the number and type of investment choices available, would cause the Contract Owner to be considered as the owner of the assets of the Separate Account resulting in the imposition of federal income tax to the Contract Owner with respect to earnings allocable to the Contract prior to receipt of Annuity Payments under the Contract.

In the event any forthcoming guidance or ruling is considered to set forth a new position, such guidance or ruling will generally be applied only prospectively. However, if such ruling or guidance is not considered to set forth a new position, it may be applied retroactively resulting in the Contract Owner being retroactively determined to be the owner of the assets of the Separate Account.

Due to the uncertainty in this area, we reserve the right to modify the Contract in an attempt to maintain favorable tax treatment.

Multiple Contracts

Section 72(e)(11) of the Code provides that multiple Non-Qualified Contracts which are issued within a calendar year period to the same Contract Owner by one Insurance company or its affiliates are treated as one annuity contract for purposes of determining the tax consequences of any distribution. Such treatment may result in adverse tax consequences, including more rapid taxation of the distributed amounts from such combination of contracts. For purposes of this rule, Contracts received in a Section 1035 Exchange will be considered issued in the year of the exchange. The legislative history of Section 72(e)(11) indicates that it was not intended to apply to immediate annuities. However, the legislative history also states that no inference is intended as to whether the Treasury Department, under its authority to prescribe rules to enforce the tax laws, may treat the combination purchase of a deferred annuity contract with an immediate annuity contract as a single contract for purposes of determining the tax consequences of any distribution.

Contracts Owned by Non-Individuals

Under Section 72(u) of the Code, the investment earnings on Purchase Payments for the Contracts will be taxed currently to the Contract Owner if the owner is a non-natural person, e.g., a corporation or certain other entities. Such Contracts generally will not be treated as annuities for federal income tax purposes. However, this treatment is not applied to Contracts held by a trust or other entity as an agent for an individual nor to Contracts held by qualified retirement plans. Purchasers should consult their own tax counsel or other tax adviser before purchasing a Contract to be owned by a non-individual.

Required Distributions

In order to be treated as an annuity  contract for Federal  income tax purposes,
Section 72(s) of the Code requires any Non-Qualified Contract to contain certain provisions specifying how your interest in the Contract will be distributed in the event of the death of a Contract Owner. Specifically, section 72(s) requires that (a) if any owner dies on or after the Income Date, but prior to the time the entire interest in the Contract has been distributed, the entire interest in the Contract will be distributed at least as rapidly as under the method of distribution being used as of the date of such owner's death; and (b) if any owner dies prior to the Income Date, the entire interest in the contract will be distributed within five years after the date of such owner's death. These requirements will be considered satisfied as to any portion of an owner's interest which is payable to or for the benefit of a designated Beneficiary and which is distributed over the life of such designated Beneficiary or over a period not extending beyond the life expectancy of that Beneficiary, provided that such distributions begin within one year of the owner's death. The designated Beneficiary refers to a natural person designated by the owner as a Beneficiary and to whom ownership of the contract passes by reason of death. However, if the designated Beneficiary is the surviving spouse of the deceased owner, the Contract may be continued with the surviving spouse as the new owner. If the owner of the contract is a non-natural person, then the death or change of an Annuitant is treated as the death of the owner.

Non-Qualified Contracts contain provisions that are intended to comply with these Code requirements, although no regulations interpreting these requirements have yet been issued. We intend to review such provisions and modify them if necessary to assure that they comply with the applicable requirements when such requirements are clarified by regulation or otherwise.

Other rules may apply to Qualified Contracts.

Tax Treatment of Distributions - Non-Qualified Contracts


Section 72 of the Code governs treatment of distributions from annuity contracts. It generally provides that if the Contract Value exceeds the aggregate Purchase Payments made, any amount withdrawn before the Income Date will be treated as coming first from the earnings and then, only after the income portion is exhausted, as coming from the principal. Withdrawn earnings are included in gross income.


In a recent ruling, the Internal Revenue Service indicated that part of a partial withdrawal from an annuity contract on or after the Income Date might be excludable from income. In prior rulings, however, the IRS had concluded that the entire amount of such a partial withdrawal from a Non-Qualified Contract was taxable as ordinary income. Allianz Life currently intends to report partial withdrawals from the Contract on or after the Income Date in accordance with its interpretation of the IRS's most recent ruling. Given the uncertainty in this area, however, you should consult a tax adviser regarding the tax consequences to you of a partial withdrawal. If you make a full withdrawal from your Contract, the amount that is taxable is the excess of the amount distributed to you over your unrecovered investment in the Contract (i.e., your unrecovered Purchase Payments). You should consult a tax advisor before you partially or fully withdraw your Contract.

Section 72 further provides that a ten percent (10%) penalty will apply to the income portion of any distribution. There is an exception to this 10% penalty tax for Annuity Payments made under an immediate annuity contract. An immediate annuity is defined as a contract to which all of the following apply:

     o    Is purchased with a single Purchase Payment;

     o Has an annuity starting date (Income Date), as defined by the Tax Code, not later than one year from date of purchase; and

     o Provides for a series of substantially equal periodic payments to be made no less frequently than annually.

For purposes of determining whether an annuity contract qualifies as an immediate annuity, the IRS has ruled that where an immediate annuity is received in exchange for a deferred annuity contract in a Tax Code Section 1035 Exchange, the purchase date of the contract will be deemed to be the date the deferred annuity was purchased. This might cause the contract to fail to qualify as an immediate annuity, and the contract will be subject to the 10% penalty tax unless one of the other exceptions to the penalty applies.

There is also a separate exception to the 10% penalty tax where the distribution is made in substantially equal periodic payments (al least annually) over your life or life expectancy or the joint lives or joint life expectancies of you and your beneficiary (the "life expectancy exception"). However, modification to such a series of payments prior to the later of age 59 1/2 or five years may result in an additional tax in the year of modification equal to the penalty which would have been imposed, plus interest, if the exception had not applied.

Separate tax withdrawal penalties and restrictions may apply to Qualified Contracts. (See "Tax Treatment of Distributions - IRA Contracts.")

If you are not a natural person, a Non-Qualified Contract generally is not treated as an annuity for income tax purposes and the income on the Contract for the taxable year is currently taxable as ordinary income. This rule does not apply to an immediate annuity contract that is defined in the same way as for penalty tax purposes, or to contracts held by a trust or other entity as agent for a natural person. Therefore, if you are a non-natural person, you should consult with your tax advisor regarding the treatment of income on the contract for tax purposes.

Qualified Contracts

The Contracts offered by the prospectus may also be used with a retirement plan qualified under Sections 408(b) (Traditional IRA), 408(k) (SEP IRA), 408A (Roth
IRA) of the Code (collectively "IRA Contracts") as well as Section 403(b) (TSAs) of the Code (only for rollovers). Contract Owners, Annuitants and Beneficiaries are cautioned that benefits under a Qualified Contract may be subject to the terms and conditions of the plan regardless of the terms and conditions of the Contracts issued pursuant to the plan. The following discussion of Qualified Contracts is not exhaustive and is for general informational purposes only. The tax rules regarding Qualified Contracts are very complex and will have differing applications depending on individual facts and circumstances. Each purchaser should obtain competent tax advice prior to purchasing Qualified Contracts. Qualified Contracts include special provisions restricting Contract provisions that may otherwise be available as described in the prospectus. Generally, ownership of a Qualified Contract is not transferable except upon full withdrawal or annuitization.

A Qualified Contract will not provide any necessary or additional tax deferral if it is used to fund a tax qualified retirement plan that is tax deferred. However, the Contract has features and benefits other than tax deferral that may make it an appropriate investment for a tax qualified retirement plan. You should consult your tax adviser regarding these features and benefits prior to purchasing a Qualified Contract.

Various penalty and excise taxes may apply to contributions or distributions made in violation of applicable limitations. Furthermore, certain withdrawal penalties and restrictions may apply to distributions from Qualified Contracts. (See "Tax Treatment of Distributions - Qualified Contracts.")

On July 6, 1983, the Supreme Court decided in Arizona Governing Committee v. Norris that optional annuity benefits provided under an employer's deferred compensation plan could not, under Title VII of the Civil Rights Act of 1964, vary between men and women. Qualified Contracts will utilize annuity tables which do not differentiate on the basis of sex. These annuity tables will also be available for use in connection with certain non-qualified deferred compensation plans.

Under applicable limitations, certain amounts may be contributed to a Qualified Contract that will be deductible from the individual's gross income. These Qualified Contracts are subject to limitations on eligibility, contributions, transferability and distributions. (See "Tax Treatment of Distributions - Qualified Contracts.") Under certain conditions, distributions from other IRAs and other Qualified Contracts may be rolled over or transferred on a tax-deferred basis into an IRA Contract. Sales of Contracts for use as IRA Contracts are subject to special requirements imposed by the Code, including the requirement that certain informational disclosure be given to persons desiring to establish an IRA. Purchasers of Contracts to be qualified as IRAs should obtain competent tax advice as to the tax treatment and suitability of such an investment.

Tax Treatment of Distributions - Qualified Contracts

In the case of a withdrawal under a Qualified Contract, a ratable portion of the amount received is taxable, generally based on the ratio of the individual's cost basis to the individual's total accrued benefit under the Qualified Contract. Special tax rules may be available for certain distributions from a Qualified Contract.

Section 72(t) of the Code imposes a 10% penalty tax on the taxable portion of any distribution from Qualified Contracts, including IRA Contracts. To the extent amounts are not included in gross income because they have been rolled over to an IRA or to another eligible Qualified Contract, no tax penalty will be imposed. For details on when the 10% tax penalty will not apply, please see section 7 Taxes - Distributions - Qualified Contracts of the prospectus. Many withdrawals from Qualified Contracts can be rolled over to an IRA, 403(b) plan, qualified retirement plan, or a 457(b) plan sponsored by a governmental employer. If you receive a withdrawal from a 403(b) Contract that could be rolled over and you do not elect to make a direct rollover of that amount to an IRA or other qualified plan, 20% of the taxable amount must by law be withheld by us for taxes. In situations where this mandatory tax withholding does not apply, other tax amounts may be withheld unless you elect out of the withholding. You may request more detailed information about income tax withholding at the time of a withdrawal.

Assignments, Pledges and Gratuitous Transfers

Other than in the case of Qualified Contracts (which generally cannot be assigned or pledged), any assignment or pledge of (or agreement to assign or pledge) any portion of the Contract Value is treated for federal income tax purposes as a surrender of such amount or portion. The investment in the Contract is increased by the amount included as income with respect to such amount or portion, though it is not affected by any other aspect of the assignment or pledge (including its release). If a Contract Owner transfers a Contract without adequate consideration to a person other than their spouse (or to a former spouse incident to divorce), the Contract Owner will be taxed on the difference between his or her Contract Value and the investment in the Contract at the time of transfer. In such case, the transferee's investment in the Contract will be increased to reflect the increase in the transferor's income.


The transfer or assignment of ownership of the Contract, the designation of an Annuitant, the selection of certain Income Dates, or the exchange of the Contract may result in certain other tax consequences that are not discussed here. A Contract Owner contemplating any such transfer, assignment, or exchange should consult a tax advisor as to the tax consequences.

Death Benefits

Any death benefits paid under the Contract are taxable to the Beneficiary. The rules governing the taxation of payments from an annuity contract, as discussed above, generally apply to the payment of death benefits and depend on whether the death benefits are paid as a lump sum or as Annuity Payments. Estate taxes may also apply.

Income Tax Withholding

All distributions or the portion thereof which is included in the gross income of the Contract Owner are subject to federal income tax withholding. Generally, amounts are withheld from periodic payments at the same rate as wages and at the rate of 10% from non-periodic payments. However, the Contract Owner, in most cases, may elect not to have taxes withheld or to have withholding done at a different rate.

Certain  distributions  from  retirement  plans  qualified  under Section 401 or
Section 403(b) of the Code, which are not directly rolled over to another eligible retirement plan or individual retirement account or individual retirement annuity, are subject to a mandatory 20% withholding for federal income tax. The 20% withholding requirement generally does not apply to: (a) a series of substantially equal payments made at least annually for the life or life expectancy of the participant or joint and last survivor expectancy of the participant and a designated Beneficiary, or for a specified period of 10 years or more; or (b) distributions which are required minimum distributions; or (c) the portion of the distributions not includible in gross income (i.e. returns of after-tax contributions); or (d) hardship withdrawals. Participants should consult their own tax counsel or other tax adviser regarding withholding requirements.

Although the likelihood of legislative changes is uncertain, there is always the possibility that the tax treatment of the Contract could change by legislation or otherwise. Consult a tax adviser with respect to legislative developments and their effect on the Contract.

We have the right to modify the Contract in response to legislative changes that could otherwise diminish the favorable tax treatment that annuity Contract Owners currently receive. We make no guarantee regarding the tax status of any Contract and do not intend the above discussion as tax advice.

 ANNUITY PROVISIONS
--------------------------------------------------------------------------------

We base your monthly Annuity Payment upon:

     |X| Whether you select a fixed payout, variable payout, or a combination of both fixed and variable payouts;

     |X| the adjusted Contract Value (Contract Value adjusted for any MVA, less any premium tax on the Income Date);

     |X|  the Annuity Option you select;

     |X|  the age of the Annuitant and any joint  Annuitant;  and

     |X|  the sex of the Annuitant and joint Annuitant where allowed.

We guarantee fixed payouts as to dollar amount and the amount does not vary with the investment experience of an Investment Option. If you elect to receive any portion of your Annuity Payments as a fixed payout, the amount of adjusted Contract Value that you elect to apply to fixed Annuity Payments will be placed in our general account and it will not participate in the investment experience of the Investment Options.

Variable payouts are not predetermined as to dollar amount and will vary in amount with the investment experience of the Investment Option(s) you select. We use Annuity Units to determine the amount of any variable Annuity Payments you elect to receive.

Annuity Unit Value

We will purchase a fixed number of Annuity Units on the Income Date as follows:

The first Annuity Payment is equal to the amount of adjusted Contract Value that you elect to apply to variable Annuity Payments, divided first by $1,000 and then multiplied by the appropriate Annuity Payment amount for each $1,000 of value for the Annuity Option selected.

We determine the fixed number of Annuity Units in each subaccount by dividing the amount of the first Annuity Payment for each subaccount by the Annuity Unit value on the Income Date. Thereafter, the number of Annuity Units in each subaccount remains unchanged unless you make a transfer. The number of Annuity Units will also change if Annuity Option 3 is in effect, one Annuitant dies, and the surviving joint Annuitant elects to receive Annuity Payments at 75% or 50% of the previous payment amount. All calculations will appropriately reflect the Annuity Payment frequency selected.

The total Annuity Payment on each subsequent Annuity Payment date is the sum of the Annuity Payments for each subaccount. The Annuity Payment in each subaccount is determined by multiplying the number of Annuity Units allocated to the subaccount by the Annuity Unit value for that subaccount. We determine the Annuity Unit value on each subsequent valuation date as follows:

1.   The net investment factor is determined as described in prospectus  section
     3. Purchase - Accumulation Units.

2.   The Annuity Unit value for a valuation period is equal to:

     |X|  the Annuity Unit value for the immediately preceding valuation period.

     |X| multiplied by the net investment factor for the current valuation period;

     |X| divided by the assumed net investment factor (see below) for the valuation period.

The assumed net investment factor is equal to one plus the assumed investment rate which we use in determining the basis for the purchase of an Annuity, adjusted to reflect the particular valuation period. The assumed investment rate that Allianz Life will use is 5%. However, we may agree to use a different rate (which will never exceed 7%).

FINANCIAL STATEMENTS
--------------------------------------------------------------------------------

The audited consolidated financial statements of Allianz Life as of and for the year ended December 31, 2002 should be considered only as bearing upon the ability of Allianz Life to meet its obligations under the Contracts. The audited financial statements of the Separate Account as of and for the year ended December 31, 2002 are also included.

[WE WILL ADD AUDITED FINANCIAL STATEMENTS UPON AMENDMENT.]

                         APPENDIX A - ILLUSTRATIONS                          A-1
                              IMPORTANT DISCLOSURES
                        Adjusted Historical Illustration

This is an illustration not a contract. The purpose of this illustration is to demonstrate how the performance of the underlying Investment Options offered through the Contract may affect Contract Values, death benefits, and income benefits over an extended period of time. This illustration is based on historical rates of return and is not intended to serve as a projection or prediction of future investment returns. It illustrates how much the Contract would hypothetically be worth, and how much the guaranteed death benefit and guaranteed minimum income benefit would be, at the end of each year if:

(1) the product were offered and the customer purchased the variable annuity on the hypothetical Issue Date;

(2)  the customer had made the Purchase Payments shown; and

(3) the customer had allocated the Purchase Payments to the Investment Options indicated.

To assist you in understanding this illustration, mathematical depictions of hypothetical performance may be accompanied by visual depictions, including pie charts, graphs, and other types of charts.

The value of a variable annuity will fluctuate up and down, based on the performance of the underlying Investment Options, and the Contract Owner may experience a gain or loss. Actual investment results may be more or less than those shown on this illustration and will depend on a number of factors, including the choice and investment experience of the Investment Options.

This illustration may illustrate adjusted historical performance for one or more Investment Options. If more than one option is illustrated, performance may be shown as aggregate performance for all Investment Options selected. In addition, if you elect to illustrate more than one Investment Option and to hypothetically allocate more money to one option than to other options (for example, 50% to one option, 30% to a second option, and 20% to a third option), performance may be shown as weighted aggregate performance.

Performance data for the Investment Options illustrated in this illustration reflects the deduction of the mortality and expense risk (M&E) charges and contract maintenance charge. The fees and expenses of the underlying Investment Options (which serve as funding vehicles) are also reflected. The withdrawal charge may or may not be reflected, depending upon what is being illustrated. For example, the withdrawal charge would be deducted from cash surrender value figures that are illustrated, but not Contract Value figures. Please refer to the prospectus for full details on charges, expenses and fees.

Standardized Average Annual Return: Any adjusted historical performance illustration is accompanied by Standardized Average Annual Return for each Investment Option depicted in the illustration. Standardized return is calculated using uniform guidelines as mandated by the Securities and Exchange Commission. Standardized return figures assume a one-time lump sum investment, and do not reflect the effect of taxation. Standardized return is shown for the most recent 1, 5, and 10 year periods, or from the inception date of the subaccount, if later. In contrast, illustration materials may depict returns from the inception date of the applicable Investment Option, if earlier than the inception date of the subaccount. Standardized return includes the effect of all Investment Option expenses and all Contract expenses. If Contract expenses vary depending upon which features are selected, standardized return will reflect the highest potential expenses. In contrast, an illustration may reflect only certain expenses. Standardized return also assumes the assessment of a withdrawal charge at the end of each applicable period. Standardized return is computed as of the most recent calendar quarter end.


--------------------------------------------------------------------------------
This is a hypothetical variable annuity illustration, not a contract, and is not complete without all pages. The illustration can only be used when accompanied or preceded by the Contract prospectus for the USAllianz(R) CharterTM II, an individual flexible purchase payment variable deferred annuity contract. The prospectus contains more information, including fees, expenses, and risk factors, and should be read carefully before sending money. All product guarantees are based on the claims paying ability of Allianz Life Insurance Company of North America. Variable annuities are: not insured by the FDIC or any other governmental agency; are not deposits or obligations of, or guarantees by, any bank or deposit or institution; and are subject to investment risks, including the possible loss of principal.


USAllianz products are issued by Allianz Life Insurance Company of North America and distributed by its affiliate, USAllianz Investor Services, LLC, 5701 Golden Hills Drive, Minneapolis, MN 55416-1297. Member NASD.

 xx/xx/2002                                                   Page x of y

The adjusted historical average annual return is based upon the weighted aggregate historical rate of return on the Investment Options selected, commencing on the hypothetical Issue Date, and calculates the change in Contract Value from the beginning of the hypothetical period to the end of the period, adjusted for additional Purchase Payments and any withdrawals. The adjusted historical average annual return commences on the inception date of the Investment Option and includes M&E charges and Investment Option expenses, but does not include the withdrawal charge.

Weighted aggregate return for the Investment Options selected for the total period shown is: xx.xx%. Average annual returns for each of the Investment Options selected for the most recent 1, 5, and 10 year periods (computed as of the most recent calendar quarter) are shown on another page of this illustration.

Taxes: The effect of income taxes, penalty taxes, and premium taxes have not been reflected in this illustration. While withdrawals may or may not be depicted within this illustration, withdrawals from the Contract will be subject to ordinary income tax to the extent that the Contract Value immediately before the withdrawal exceeds the total amount of after-tax money paid into the Contract. A withdrawal in excess of the taxable amount will constitute a nontaxable return of principal. If the taxpayer has not attained age 59 1/2 at the time of the distribution, the portion of the withdrawal that is subject to income tax may also be subject to a 10% premature distribution penalty. Please read the prospectus for further information.

For any Qualified Contract, e.g., IRA, the tax deferred growth feature is already provided by the tax qualified retirement plan. Therefore, product features and benefits other than tax deferral should be reasons for acquiring an annuity in a qualified retirement plan. If the Contract is an IRA or other Qualified Contract, the Contract Owner will generally be taxed on all amounts withdrawn, or received on withdrawal. The tax consequences will be different, however, if the Contract is a Roth IRA, or a traditional non-deductible IRA. See your tax advisor and read the prospectus for additional information. The tax treatment of death benefit proceeds of a Contract differs from the tax treatment of a life insurance policy. See your tax advisor and the prospectus for further details.

Costs and Expenses: The Contract has insurance features and investment features, and there are costs related to each.

Contract maintenance charge. Each year, Allianz Life deducts a $50 contract maintenance charge from your Contract. Allianz Life currently waives this charge if the value of your Contract is at least $75,000.

Mortality and expense risk (M&E) charge. Allianz Life deducts a M&E charge which varies depending upon the benefit options you choose. The table below shows the combinations available to you and their charges during the Accumulation Phase. The M&E charges are calculated as a percentage of the average daily Separate Account Value invested in an Investment Option on an annual basis. This illustration reflects the M&E charge associated with the benefit options you have chosen.



                              Total M&E Charge Without       Total M&E Charge With the       Total M&E Charge With the
                                      the GMIB                   Traditional GMIB                  Enhanced GMIB
Traditional GMDB                        1.75%                          1.95%                           2.45%
Enhanced GMDB                           2.05%                          2.20%                           2.65%
EP GMDB                                 2.05%                          2.25%                           2.70%


During the Payout Phase, the M&E Charge is 1.75%

The selection of the Traditional GMDB, Enhanced GMDB, EP GMDB, Traditional GMIB or Enhanced GMIB must be made at the time of initial Purchase Payment. Once selected, they cannot be changed.


--------------------------------------------------------------------------------
This is a hypothetical variable annuity illustration, not a contract, and is not complete without all pages. The illustration can only be used when accompanied or preceded by the Contract prospectus for the USAllianz(R) CharterTM II, an individual flexible purchase payment variable deferred annuity contract. The prospectus contains more information, including fees, expenses, and risk factors, and should be read carefully before sending money. All product guarantees are based on the claims paying ability of Allianz Life Insurance Company of North America. Variable annuities are: not insured by the FDIC or any other governmental agency; not deposits or obligations of, or guarantees by, any bank or deposit or institution; and subject to investment risks, including the possible loss of principal.


USAllianz products are issued by Allianz Life Insurance Company of North America and distributed by its affiliate, USAllianz Investor Services, LLC, 5701 Golden Hills Drive, Minneapolis, MN 55416-1297. Member NASD.

 xx/xx/2002                                                   Page x of y

The GMIB guarantees that your Annuity Payments will be equal to the guaranteed fixed payout rates applied to the GMIB value (see below). We will use current fixed payout rates applied to the Contract Value adjusted for any applicable MVA (less any applicable premium tax) to calculate your Annuity Payments if that produces a greater payment. However, if we do not use the GMIB value to calculate your Annuity Payments you will incur higher Contract expenses without receiving any explicit benefit from the GMIB option.

The GMIB is subject to a 10-year waiting period and your Contract must be annuitized under one of the fixed Annuity Options 1-5.

You can always annuitize your Contract Value two years or more after the Issue Date under a fixed and/or variable Annuity Option. Some states may require a shorter period of time.


The GPWB guarantees an annual income through partial withdrawals equal to 10% of the GPWB value at the time of exercise after the tenth Contract Anniversary until the GPWB value is less than the GPWB benefit. Each GPWB benefit reduces the GPWB value. Any partial withdrawal made in excess of the GPWB benefit reduces the GPWB value proportionally, The GPWB benefit is paid until the GPWB benefit is greater than the GPWB value, at which time the balance is paid. At the time the last GPWB benefit has been paid, you have the option of either annuitizing or receiving a lump sum payment of the remaining Contract Value adjusted for any applicable MVA (less any withdrawal charges and any applicable premium taxes).


The Traditional GMIB and GPWB values are equal to the total Purchase Payments adjusted for partial withdrawals.

The Enhanced GMIB, Enhanced GPWB and Enhanced GMDB values are equal to the greater of:

|X| total Purchase Payments adjusted for partial withdrawals increased by 3% on each Contract Anniversary prior to age 81; or

|X| the maximum Contract Value on any Contract Anniversary plus subsequent additional Purchase Payments and minus subsequent adjusted partial withdrawals prior to age 81.

The Traditional GMDB guarantees the greater of the following, less any applicable premium tax:

|X|  Contract Value or

|X|  total Purchase Payments adjusted for partial withdrawals.

The Enhanced GMDB guarantees the greater of the following, less any applicable premium tax:

|X|  Contract Value or

|X|  the Enhanced GMDB value (see above).

The EP GMDB guarantees the greater of 1, 2 or 3, less any applicable premium tax:

 1) Contract Value;

2) total Purchase Payments less adjusted partial withdrawals;

3) Contract Value PLUS

|X| If you are 69 or younger on the Issue Date, 50% of the lesser of
    (a) or (b), or

|X| If you are 70 or older on the Issue Date, 30% of the lesser of (a) or (b).
    (a) Is the Contract Value minus total Purchase Payments.
    (b) Is three times the total Purchase Payments you make in the first two Contract Years.


--------------------------------------------------------------------------------

This is a hypothetical variable annuity illustration, not a contract, and is not complete without all pages. The illustration can only be used when accompanied or preceded by the Contract prospectus for the USAllianz(R) CharterTM II, an individual flexible purchase payment variable deferred annuity contract. The prospectus contains more information, including fees, expenses, and risk factors, and should be read carefully before sending money. All product guarantees are based on the claims paying ability of Allianz Life Insurance Company of North America. Variable annuities are: not insured by the FDIC or any other governmental agency; not deposits or obligations of, or guarantees by, any bank or deposit or institution; and subject to investment risks, including the possible loss of principal.

USAllianz products are issued by Allianz Life Insurance Company of North America and distributed by its affiliate, USAllianz Investor Services, LLC, 5701 Golden Hills Drive, Minneapolis, MN 55416-1297. Member NASD.


 xx/xx/2002                                                   Page x of y

If you take money out of the Contract, Allianz Life may assess a withdrawal charge. The withdrawal charge starts at 8% in the first Contract Year and declines to 0% after we have had your Purchase Payment for two full years.

There are also daily Investment Option expenses which currently range, on an annual basis, from 0.57% to 1.82% of the average daily value of the Investment Option after expense reimbursements or fee waivers, depending upon the Investment Option.

This illustration reflects the costs of all optional features you have selected. It does not reflect costs associated with features you have not selected. If you choose to add optional features, it will increase costs and reduce returns.

The "Contract Value" for any point in time is an amount equal to the sum of a) the Fixed Account Value, and b) the Separate Account Value. This value will fluctuate due to the investment performance of the selected Investment Option(s). The Contract Value reflects all Investment Option expenses and all charges for the Contract features selected, but does not include the withdrawal charge. It also does not reflect the impact of premium taxes, income taxes or the 10% federal penalty tax for distributions prior to age 59 1/2.

The "Cash Surrender Value" reflects all of the expenses and charges assessed against Contract Value, and also reflects any withdrawal charge (if applicable). It does not reflect the impact of premium taxes, income taxes or the 10% federal penalty tax for distributions prior to age 59 1/2.

Important Considerations: Past performance is not necessarily indicative of future results. Values will fluctuate, so that the value of a Contract purchased by you may be worth more or less than your original cost.

International investing involves some risks not present with U.S. investments, such as currency fluctuation and political volatility.

An investment in the Money Market fund is neither insured nor guaranteed by the FDIC or any other governmental agency. Although the fund seeks to preserve your $1.00 per share, it is possible to lose money in the fund.
--------------------------------------------------------------------------------


This is a hypothetical variable annuity illustration, not a contract, and is not complete without all pages. The illustration can only be used when accompanied or preceded by the Contract prospectus for the USAllianz(R) CharterTM II, an individual flexible purchase payment variable deferred annuity contract. The prospectus contains more information, including fees, expenses, and risk factors, and should be read carefully before sending money. All product guarantees are based on the claims paying ability of Allianz Life Insurance Company of North America. Variable annuities are: not insured by the FDIC or any other governmental agency; not deposits or obligations of, or guarantees by, any bank or deposit or institution; and subject to investment risks, including the possible loss of principal.

USAllianz products are issued by Allianz Life Insurance Company of North America and distributed by its affiliate, USAllianz Investor Services, LLC, 5701 Golden Hills Drive, Minneapolis, MN 55416-1297. Member NASD.




xx/xx/2002                                                    Page x of y

                                                                            A-5
                            USAllianz(R) CharterTM II


            Prepared For: Contract Information for Features Selected
John Doe
                          Contract Type: Non-Qualified
                    Guaranteed Minimum Income Benefit (GMIB):
        Traditional Guaranteed Minimum Death Benefit (Traditional GMDB):
Period Beginning:


                     Standardized Average Annual Return and
                        Adjusted Investment Option Return
 As of [12/31/2002], a one-time investment of $1,000 if withdrawn would have generated the following Standardized Average Annual Return, without regard to taxes:


                                                Investment Option Performance                    Subaccount  Performance
                                                                      Since        Date of          Since     Date of Inception
Investment Option                1 Year    5 Years     10 Years     Inception     Inception       Inception
-----------------                ------    -------     --------     ---------     ---------       ---------
USAZ Money Market Fund
Davis VA Financial Portfolio
Davis VA Value Portfolio


Standardized average annual return figures are calculated from the inception date of the applicable Allianz Life subaccount. Figures reflect the deduction of all Contract and Investment Option expenses. Where there is a varying expense depending upon the feature selected, the highest potential charge is shown. The effect of the withdrawal charge is reflected at the end of each period shown. Non-standardized performance reflecting Investment Option returns prior to subaccount inception have been adjusted for Contract expenses.



Past performance is not necessarily indicative of future results.


[This page must accompany any accumulation illustration containing adjusted historical performance.]


--------------------------------------------------------------------------------
This is a hypothetical variable annuity illustration, not a contract, and is not complete without all pages. The illustration can only be used when accompanied or preceded by the Contract prospectus for the USAllianz(R) CharterTM II, an individual flexible purchase payment variable deferred annuity contract. The prospectus contains more information, including fees, expenses, and risk factors, and should be read carefully before sending money. All product guarantees are based on the claims paying ability of Allianz Life Insurance Company of North America. Variable annuities are: not insured by the FDIC or any other governmental agency; not deposits or obligations of, or guarantees by, any bank or deposit or institution; and subject to investment risks, including the possible loss of principal.

USAllianz products are issued by Allianz Life Insurance Company of North America and distributed by its affiliate, USAllianz Investor Services, LLC, 5701 Golden Hills Drive, Minneapolis, MN 55416-1297. Member NASD.


xx/xx/2002                                                    Page x of y

                                                                             A-6
                            USAllianz(R) CharterTM II


Prepared For:             Contract Information for Features Selected
John Doe
                          Contract Type: Non-Qualified
                    Guaranteed Minimum Income Benefit (GMIB):
        Traditional Guaranteed Minimum Death Benefit (Traditional GMDB):
Period Beginning:

Investment Options and Allocations:

____ Portfolio (___%)
____ Portfolio (___%)

                                 Effect of Adjusted Historical Returns on Illustrated Contract Values

------------------ --------- ------------------------ ------------------ ------------ ---------------- ----------- ------------
                               Adjusted Historical        Purchase                    Cash Surrender
-----------------             Average Annual Return     Payments Less     Contract         Value         Death     GMIB Value
                     Age                                 Withdrawals        Value                       Benefit
   End of Year
------------------
   Mm/dd/yyyy         45             Xx.xx%               $x,xxx.00      $x,xxxx.00     $x,xxxx.00     $x,xxx.00    $x,xxx.00
------------------

------------------ --------- ------------------------ ------------------ ------------ ---------------- ----------- ------------



This illustration is based upon adjusted historical returns during the period indicated. However, past returns are not indicative of future results. This illustration is not intended to serve as a projection or prediction of future returns and is presented as of the most recent calendar [year/quarter].

--------------------------------------------------------------------------------
This is a hypothetical variable annuity illustration, not a contract, and is not complete without all pages. The illustration can only be used when accompanied or preceded by the Contract prospectus for the USAllianz(R) CharterTM II, an individual flexible purchase payment variable deferred annuity contract. The prospectus contains more information, including fees, expenses, and risk factors, and should be read carefully before sending money. All product guarantees are based on the claims paying ability of Allianz Life Insurance Company of North America. Variable annuities are: not insured by the FDIC or any other governmental agency; not deposits or obligations of, or guarantees by, any bank or deposit or institution; and subject to investment risks, including the possible loss of principal.

USAllianz products are issued by Allianz Life Insurance Company of North America and distributed by its affiliate, USAllianz Investor Services, LLC, 5701 Golden Hills Drive, Minneapolis, MN 55416-1297. Member NASD.


xx/xx/2002                                                    Page x of y

                                                                             A-7
                              IMPORTANT DISCLOSURES
                  S&P 500 Hypothetical Historical Illustration


This is an illustration not a contract. The purpose of this illustration is to demonstrate how Contract Values, death benefits, and income benefits are affected by the investment performance of the Investment Options. The actual investment performance fo te Investent Options you select will likely be both positive and negative over an extended period of time. To demonstrate the effects of the avrying rates of return over an extended period, the illustration uses historical rates of return of the Standard & Poor's 500 Composite Price Index (S&P 500). These rate are used for illustration purposes only and are not intended to serve as a projection or prediction of future investment income. The S&P 500 is not indicative of the performance of any Investment Option and is not necessarily indicative of future results. No representation is made as to the future performance of any Investment Option. The illustration shows how much the Contract would hypothetically be worth, and how much the enhanced guaranteed death benefit and guaranteed minimum income benefit would be, at the end of each year if:

|X| the product were offered and the customer purchased the variable annuity on the hypothetical Issue Date; and

|X| the customer had made the Purchase Payments shown; and

To assist you in understanding this illustration, mathematical depictions of hypothetical performance may be accompanied by visual depictions, including pie charts, graphs, and other types of charts.

The value of a variable annuity will fluctuate up and down, based on the performance of the underlying Investment Options, and the Contract Owner may experience a gain or loss. Actual investment results may be more or less than those shown on this illustration and will depend on a number of factors, including the choice and investment experience of the Investment Options.

Rates of return reflect the deduction of the mortality and expense risk (M&E) charge and contract maintenance charge The withdrawal charge may or may not be reflected, depending upon what is being illustrated. For example, the withdrawal charge would be deducted from cash surrender value figures that are illustrated, but not Contract Value figures. Please refer to the prospectus for full details on charges, expenses and fees.

Taxes: The effect of income taxes, penalty taxes, and premium taxes have not been reflected in this illustration. While withdrawals may or may not be depicted within this illustration, withdrawals from the Contract will be subject to ordinary income tax to the extent that the Contract Value immediately before the withdrawal exceeds the total amount of after-tax money paid into the Contract. A withdrawal in excess of the taxable amount will constitute a nontaxable return of principal. If the taxpayer has not attained age 59 1/2 at the time of the distribution, the portion of the withdrawal that is subject to income tax may also be subject to a 10% premature distribution penalty. Please read the prospectus for further information.

For any  Qualified  Contract,  e.g.,  IRA,  the tax deferred  growth  feature is already provided by the tax qualified retirement plan. Therefore, product features and benefits other than tax deferral should be reasons for acquiring an annuity in a qualified retirement plan. If the Contract is an IRA or other Qualified Contract, the Contract Owner will generally be taxed on all amounts withdrawn, or received on withdrawal. The tax consequences will be different, however, if the Contract is a Roth IRA, or a traditional non-deductible IRA. See your tax advisor and read the prospectus for additional information. The tax treatment of death benefit proceeds of a Contract differs from the tax treatment of a life insurance policy. See your tax advisor and the prospectus for further details.
--------------------------------------------------------------------------------
This is a hypothetical variable annuity illustration, not a contract, and is not complete without all pages. The illustration can only be used when accompanied or preceded by the Contract prospectus for the USAllianz(R) CharterTM II, an individual flexible purchase payment variable deferred annuity contract. The prospectus contains more information, including fees, expenses, and risk factors, and should be read carefully before sending money. All product guarantees are based on the claims paying ability of Allianz Life Insurance Company of North America. Variable annuities are: not insured by the FDIC or any other governmental agency; not deposits or obligations of, or guarantees by, any bank or deposit or institution; and subject to investment risks, including the possible loss of principal.

USAllianz products are issued by Allianz Life Insurance Company of North America and distributed by its affiliate, USAllianz Investor Services, LLC, 5701 Golden Hills Drive, Minneapolis, MN 55416-1297. Member NASD.

 xx/xx/2002                                                   Page x of y

Costs and Expenses: The Contract has insurance features and investment features, and there are costs related to each.

Contract maintenance charge. Each year, Allianz Life deducts a $50 contract maintenance charge from your Contract. Allianz Life currently waives this charge if the value of your Contract is at least $75,000.

Mortality and expense risk (M&E) charge. Allianz Life deducts a M&E charge which varies depending upon the benefit options you choose. The table below shows the combinations available to you and their charges during the Accumulation Phase. The M&E charges are calculated as a percentage of the average daily Separate Account Value invested in an Investment Option on an annual basis. This illustration reflects the M&E charge associated with the benefit options you have chosen.


                              Total M&E Charge Without       Total M&E Charge With the       Total M&E Charge With the
                                      the GMIB                   Traditional GMIB                  Enhanced GMIB
Traditional GMDB                        1.75%                          1.95%                           2.45%
Enhanced GMDB                           2.05%                          2.20%                           2.65%
EP GMDB                                 2.05%                          2.25%                           2.70%
During the Payout Phase, the M&E Charge is 1.75%


The selection of the Traditional GMDB, Enhanced GMDB, EP GMDB, Traditional GMIB or Enhanced GMIB must be made at the time of initial Purchase Payment. Once selected, they cannot be changed.

The GMIB guarantees that your Annuity Payments will be equal to the guaranteed fixed payout rates applied to the GMIB value (see below). We will use current fixed payout rates applied to the Contract Value adjusted for any applicable MVA (less any applicable premium tax) to calculate your Annuity Payments if that produces a greater payment. However, if we do not use the GMIB value to calculate your Annuity Payments you will incur higher Contract expenses without receiving any explicit benefit from the GMIB option.

The GMIB is subject to a 10-year waiting period and your Contract must be annuitized under one of the fixed Annuity Options 1-6. If a period certain Annuity Option is chosen, the period must be a minimum of ten years. If you do not hold your Contract for ten years before the Income Date, you cannot take advantage of the GMIB benefit.

You can always annuitize your Contract Value two years or more after the Issue Date under a fixed and/or variable Annuity Option. Some states may require a shorter period of time.


The GPWB guarantees an annual income through partial withdrawals equal to 10% of the GPWB value at the time of exercise after the tenth Contract Anniversary until the GPWB value is less than the GPWB benefit. Each GPWB benefit reduces the GPWB value. Any partial withdrawal made in excess of the GPWB benefit reduces the GPWB value proportionally, The GPWB benefit is paid until the GPWB benefit is greater than the GPWB value, at which time the balance is paid. At the time the last GPWB benefit has been paid, you have the option of either annuitizing or receiving a lump sum payment of the remaining Contract Value adjusted for any applicable MVA (less any withdrawal charges and any applicable premium taxes).


The Traditional GMIB and GPWB values are equal to the total Purchase Payments adjusted for partial withdrawals.


--------------------------------------------------------------------------------
This is a hypothetical variable annuity illustration, not a contract, and is not complete without all pages. The illustration can only be used when accompanied or preceded by the Contract prospectus for the USAllianz(R) CharterTM II, an individual flexible purchase payment variable deferred annuity contract. The prospectus contains more information, including fees, expenses, and risk factors, and should be read carefully before sending money. All product guarantees are based on the claims paying ability of Allianz Life Insurance Company of North America. Variable annuities are: not insured by the FDIC or any other governmental agency; not deposits or obligations of, or guarantees by, any bank or deposit or institution; and subject to investment risks, including the possible loss of principal.

USAllianz products are issued by Allianz Life Insurance Company of North America and distributed by its affiliate, USAllianz Investor Services, LLC, 5701 Golden Hills Drive, Minneapolis, MN 55416-1297. Member NASD.

 xx/xx/2002                                                   Page x of y

The Enhanced GMIB, Enhanced GPWB and Enhanced GMDB values are equal to the greater of:

|X| total Purchase Payments adjusted for partial withdrawals increased by 3% on each Contract Anniversary prior to age 81; or

|X| the maximum Contract Value on any Contract Anniversary plus subsequent additional Purchase Payments and minus subsequent adjusted partial withdrawals prior to age 81.

The Traditional GMDB guarantees the greater of the following, less any applicable premium tax:

|X| Contract Value or

|X| total Purchase Payments adjusted for partial withdrawals.

The Enhanced GMDB guarantees the greater of the following, less any applicable premium tax:

|X| Contract Value or

|X| the Enhanced GMDB value (see above).

The EP GMDB guarantees the greater of 1, 2 or 3, less any applicable premium tax:

1) Contract Value;

2) total Purchase Payments less adjusted partial withdrawals;

3) Contract Value PLUS
|X| If you are 69 or younger on the Issue Date, 50% of the lesser of
(a) or (b), or

|X| If you are 70 or older on the Issue Date, 30% of the lesser of (a) or (b).
     (a) Is the Contract Value minus total Purchase Payments.
     (b) Is three times the total Purchase Payments you make in the first two Contract Years.

If you take money out of the Contract, Allianz Life may assess a withdrawal charge. The withdrawal charge starts at 8% in the first Contract Year and declines to 0% after we have had your Purchase Payment for two full years.

There are also daily Investment Option expenses which currently range, on an annual basis, from 0.57% to 1.82% of the average daily value of the Investment Option after expense reimbursements or fee waivers, depending upon the Investment Option.

This illustration reflects the costs of all optional features you have selected. It does not reflect costs associated with features you have not selected. If you choose to add optional features, it will increase costs and reduce returns.

The "Contract Value" for any point in time is an amount equal to the sum of a) the Fixed Account Value, and b) the Separate Account Value. This value will fluctuate due to the investment performance of the selected Investment Option(s). The Contract Value reflects all Investment Option expenses and all charges for the Contract features selected, but does not include the withdrawal charge. It also does not reflect the impact of premium taxes, income taxes or the 10% federal penalty tax for distributions prior to age 59 1/2.

The "Cash Surrender Value" reflects all of the expenses and charges assessed against Contract Value, and also reflects any withdrawal charge (if applicable). It does not reflect the impact of premium taxes, income taxes or the 10% federal penalty tax for distributions prior to age 59 1/2. Important Considerations:
Past performance is not necessarily indicative of future results. Values will fluctuate, so that the value of a Contract purchased by you may be worth more or less than your original cost.


--------------------------------------------------------------------------------
This is a hypothetical variable annuity illustration, not a contract, and is not complete without all pages. The illustration can only be used when accompanied or preceded by the Contract prospectus for the USAllianz(R) CharterTM II, an individual flexible purchase payment variable deferred annuity contract. The prospectus contains more information, including fees, expenses, and risk factors, and should be read carefully before sending money. All product guarantees are based on the claims paying ability of Allianz Life Insurance Company of North America. Variable annuities are: not insured by the FDIC or any other governmental agency; not deposits or obligations of, or guarantees by, any bank or deposit or institution; and subject to investment risks, including the possible loss of principal.

USAllianz products are issued by Allianz Life Insurance Company of North America and distributed by its affiliate, USAllianz Investor Services, LLC, 5701 Golden Hills Drive, Minneapolis, MN 55416-1297. Member NASD.


xx/xx/2002                                                    Page x of y


                                                                            A-10
                            USAllianz(R) CharterTM II



            Prepared For: Contract Information for Features Selected
John Doe
                          Contract Type: Non-Qualified
                    Guaranteed Minimum Income Benefit (GMIB):
        Traditional Guaranteed Minimum Death Benefit (Traditional GMDB):
Period Beginning:



                  S&P 500 Hypothetical Historical Illustrations

------------------ --------- ------------------------ ------------------ ------------ ---------------- ----------- ------------
                              Adjusted Historical        Purchase                    Cash Surrender
                              S&P 500 Annual Return     Payments Less     Contract         Value         Death     GMIB Value
                     Age                                 Withdrawals        Value                       Benefit
   End of Year
------------------
   Mm/dd/yyyy         45             Xx.xx%               $x,xxx.00      $x,xxxx.00     $x,xxxx.00     $x,xxx.00    $x,xxx.00
------------------


This illustration is based upon adjusted historical S&P 500 returns during the period indicated. These S&P 500 returns are not indicative of the performance of any Investment Option. Past returns are not indicative of future results. This illustration is not intended to serve as a projection or prediction of future returns and is presented as of the most recent calendar [year/quarter].

--------------------------------------------------------------------------------
This is a hypothetical variable annuity illustration, not a contract, and is not complete without all pages. The illustration can only be used when accompanied or preceded by the Contract prospectus for the USAllianz(R) CharterTM II, an individual flexible purchase payment variable deferred annuity contract. The prospectus contains more information, including fees, expenses, and risk factors, and should be read carefully before sending money. All product guarantees are based on the claims paying ability of Allianz Life Insurance Company of North America. Variable annuities are: not insured by the FDIC or any other governmental agency; not deposits or obligations of, or guarantees by, any bank or deposit or institution; and subject to investment risks, including the possible loss of principal.


USAllianz products are issued by Allianz Life Insurance Company of North America and distributed by its affiliate, USAllianz Investor Services, LLC, 5701 Golden Hills Drive, Minneapolis, MN 55416-1297. Member NASD.



xx/xx/2002                                                    Page x of y

                                                                            A-11
                              IMPORTANT DISCLOSURES
                 Hypothetical Fixed Rate of Return Illustration

This is an illustration not a contract. The purpose of this illustration is to demonstrate how a varying rate of return may affect Contract Values, death benefits, and income benefits over an extended period of time. This illustration is based upon hypothetical fixed returns during the period indicated. This illustration is not intended to serve as a projection or prediction of future returns. It illustrates how much the Contract would hypothetically be worth, and how much the guaranteed death benefit and guaranteed minimum income benefit would be, based on the hypothetical rate of return illustrated. No representations are made that these hypothetical rates of return can be achieved for any one year or sustained over any period of time.

The value of a variable annuity will fluctuate up and down, based on the performance of the underlying Investment Options, and the Contract Owner may experience a gain or loss. Actual investment results may be more or less than those reflected in the hypothetical rates of return and will depend on a number of factors, including the choice and investment experience of the Investment Options.

Taxes: The effects of income, penalty and state premium taxes have not been reflected in the illustration. While surrenders may or may not be depicted within this illustration, surrenders from the Contract will be subject to ordinary income tax to the extent that the Contract Value immediately before the surrender exceeds the total amount of after-tax money paid into the Contract. A withdrawal in excess of the taxable amount will constitute a nontaxable return of principal. If the taxpayer has not attained age 59 1/2 at the time of the distribution, the portion of the withdrawal that is subject to income tax may also be subject to a 10% premature distribution penalty. Please read the prospectus for further information.

For any Qualified Contract, e.g., IRA, the tax deferred growth feature is already provided by the tax qualified retirement plan. Therefore, product features and benefits other than tax deferral should be reasons for acquiring an annuity in a qualified retirement plan. If the Contract is an IRA or other Qualified Contract, the Contract Owner will generally be taxed on all amounts withdrawn, or received on withdrawal. The tax consequences will be different, however, if the Contract is a Roth IRA, or a traditional non-deductible IRA. See your tax advisor and read the prospectus for additional information. The tax treatment of death benefit proceeds of a Contract differs from the tax treatment of a life insurance policy. See your tax advisor and the prospectus for further details.

Costs and Expenses: The Contract has insurance features and investment features, and there are costs related to each.

Contract maintenance charge. Each year, Allianz Life deducts a $50 contract maintenance charge from your Contract. Allianz Life currently waives this charge if the value of your Contract is at least $75,000.

Mortality and expense risk (M&E) charge. Allianz Life deducts a M&E charge which varies depending upon the benefit options you choose. The table below shows the combinations available to you and their charges during the Accumulation Phase. The M&E charges are calculated as a percentage of the average daily Separate Account Value invested in an Investment Option on an annual basis. This illustration reflects the M&E charge associated with the benefit options you have chosen.

--------------------------------------------------------------------------------


This is a hypothetical variable annuity illustration, not a contract, and is not complete without all pages. The illustration can only be used when accompanied or preceded by the Contract prospectus for the USAllianz(R) CharterTM II, an individual flexible purchase payment variable deferred annuity contract. The prospectus contains more information, including fees, expenses, and risk factors, and should be read carefully before sending money. All product guarantees are based on the claims paying ability of Allianz Life Insurance Company of North America. Variable annuities are: not insured by the FDIC or any other governmental agency; not deposits or obligations of, or guarantees by, any bank or deposit or institution; and subject to investment risks, including the possible loss of principal.

USAllianz products are issued by Allianz Life Insurance Company of North America and distributed by its affiliate, USAllianz Investor Services, LLC, 5701 Golden Hills Drive, Minneapolis, MN 55416-1297. Member NASD.


xx/xx/2002                                                    Page x of y

                                                                            A-12


                              Total M&E Charge Without       Total M&E Charge With the       Total M&E Charge With the
                                      the GMIB                   Traditional GMIB                  Enhanced GMIB
Traditional GMDB                        1.75%                          1.95%                           2.45%
Enhanced GMDB                           2.05%                          2.20%                           2.65%
EP GMDB                                 2.05%                          2.25%                           2.70%
During the Payout Phase, the M&E Charge is 1.75%


The selection of the Traditional GMDB, Enhanced GMDB, EP GMDB, Traditional GMIB or Enhanced GMIB must be made at the time of initial Purchase Payment. Once selected, they cannot be changed. The GMIB guarantees that your Annuity Payments will be equal to the guaranteed fixed payout rates applied to the GMIB value (see below). We will use current fixed payout rates applied to the Contract Value adjusted for any applicable MVA (less any applicable premium tax) to calculate your Annuity Payments if that produces a greater payment. However, if we do not use the GMIB value to calculate your Annuity Payments you will incur higher Contract expenses without receiving any explicit benefit from the GMIB option.

The GMIB is subject to a 10-year waiting period and your Contract must be annuitized under one of the fixed Annuity Options 1-6. If a period certain Annuity Option is chosen, the period must be a minimum of ten years. If you do not hold your Contract for ten years before the Income Date, you cannot take advantage of the GMIB benefit.

You can always annuitize your Contract Value two years or more after the Issue Date under a fixed and/or variable Annuity Option. Some states may require a shorter period of time.


The GPWB guarantees an annual income through partial withdrawals equal to 10% of the GPWB value at the time of exercise after the tenth Contract Anniversary until the GPWB value is less than the GPWB benefit. Each GPWB benefit reduces the GPWB value. Any partial withdrawal made in excess of the GPWB benefit reduces the GPWB value proportionally, The GPWB benefit is paid until the GPWB benefit is greater than the GPWB value, at which time the balance is paid. At the time the last GPWB benefit has been paid, you have the option of either annuitizing or receiving a lump sum payment of the remaining Contract Value adjusted for any applicable MVA (less any withdrawal charges and any applicable premium taxes).


The Traditional GMIB and GPWB values are equal to the total Purchase Payments adjusted for partial withdrawals.

The Enhanced GMIB, Enhanced GPWB and Enhanced GMDB values are equal to the greater of:

|X| total Purchase Payments adjusted for partial withdrawals increased by 3% on each Contract Anniversary prior to age 81; or

|X| the maximum Contract Value on any Contract Anniversary plus subsequent additional Purchase Payments and minus subsequent adjusted partial withdrawals prior to age 81.

The Traditional GMDB guarantees the greater of the following, less any applicable premium tax:

|X| Contract Value or

|X| total Purchase Payments adjusted for partial withdrawals.

The Enhanced GMDB guarantees the greater of the following, less any applicable premium tax:

|X| Contract Value or

|X| the Enhanced GMDB value (see above).


--------------------------------------------------------------------------------
This is a hypothetical variable annuity illustration, not a contract, and is not complete without all pages. The illustration can only be used when accompanied or preceded by the Contract prospectus for the USAllianz(R) CharterTM II, an individual flexible purchase payment variable deferred annuity contract. The prospectus contains more information, including fees, expenses, and risk factors, and should be read carefully before sending money. All product guarantees are based on the claims paying ability of Allianz Life Insurance Company of North America. Variable annuities are: not insured by the FDIC or any other governmental agency; not deposits or obligations of, or guarantees by, any bank or deposit or institution; and subject to investment risks, including the possible loss of principal.


USAllianz products are issued by Allianz Life Insurance Company of North America and distributed by its affiliate, USAllianz Investor Services, LLC, 5701 Golden Hills Drive, Minneapolis, MN 55416-1297. Member NASD.

xx/xx/2002                                                    Page x of y

                                                                            A-13
The EP GMDB guarantees the greater of 1, 2 or 3, less any applicable premium tax: 1) Contract Value;

2) total Purchase Payments less adjusted partial withdrawals;

3) Contract Value PLUS

|X| If you are 69 or younger on the Issue Date, 50% of the lesser of
    (a) or (b), or

|X| If you are 70 or older on the Issue Date, 30% of the lesser of (a) or (b).
     (a) Is the Contract Value minus total Purchase Payments.
     (b) Is three times the total Purchase Payments you make in the first two Contract Years.

If you take money out of the Contract, Allianz Life may assess a withdrawal charge. The withdrawal charge starts at 8% in the first Contract Year and declines to 0% after we have had your Purchase Payment for two full years.

There are also daily Investment Option expenses which currently range, on an annual basis, from 0.57% to 1.82% of the average daily value of the Investment Option after expense reimbursements or fee waivers, depending upon the Investment Option.

This illustration reflects the costs of all optional features you have selected. It does not reflect costs associated with features you have not selected. If you choose to add optional features, it will increase costs and reduce returns.

The "Contract Value" for any point in time is an amount equal to the sum of a) the Fixed Account Value, and b) the Separate Account Value. This value will fluctuate due to the investment performance of the selected Investment Option(s). The Contract Value reflects all Investment Option expenses and all charges for the Contract features selected, but does not include the withdrawal charge. It also does not reflect the impact of premium taxes, income taxes or the 10% federal penalty tax for distributions prior to age 59 1/2.

The "Cash Surrender Value" reflects all of the expenses and charges assessed against Contract Value, and also reflects any withdrawal charge (if applicable). It does not reflect the impact of premium taxes, income taxes or the 10% federal penalty tax for distributions prior to age 59 1/2.

Important Considerations: Past performance is not necessarily indicative of future results. Values will fluctuate, so that the value of a Contract purchased by you may be worth more or less than your original cost.

International investing involves some risks not present with U.S. investments, such as currency fluctuation and political volatility.

An investment in the Money Market fund is neither insured nor guaranteed by the FDIC or any other governmental agency. Although the fund seeks to preserve your $1.00 per share, it is possible to lose money in the fund.


--------------------------------------------------------------------------------
This is a hypothetical variable annuity illustration, not a contract, and is not complete without all pages. The illustration can only be used when accompanied or preceded by the Contract prospectus for the USAllianz(R) CharterTM II, an individual flexible purchase payment variable deferred annuity contract. The prospectus contains more information, including fees, expenses, and risk factors, and should be read carefully before sending money. All product guarantees are based on the claims paying ability of Allianz Life Insurance Company of North America. Variable annuities are: not insured by the FDIC or any other governmental agency; not deposits or obligations of, or guarantees by, any bank or deposit or institution; and subject to investment risks, including the possible loss of principal.


USAllianz products are issued by Allianz Life Insurance Company of North America and distributed by its affiliate, USAllianz Investor Services, LLC, 5701 Golden Hills Drive, Minneapolis, MN 55416-1297. Member NASD.

xx/xx/2002                                                    Page x of y



                                                                           A-14




                                                                 USAllianz(R) CharterTM II

Prepared For:                                        Contract Information for Features Selected
John Doe
                                                             Contract Type: Non-Qualified
                                                     Guaranteed Minimum Income Benefit (GMIB):
                                                     Traditional Guaranteed Minimum Death Benefit (Traditional GMDB):
Period Beginning:

                                                Hypothetical Fixed Rate of Return Illustration
                                                           Gross Rate of Return x.xx%


------------------ --------- ------------------------ ------------------ ------------ ---------------- ----------- ------------
                              Hypothetical Gross
                                 Rate of Return           Purchase                    Cash Surrender
                                                        Payments Less     Contract         Value         Death     GMIB Value
                     Age       (not to exceed 12%)       Withdrawals        Value                       Benefit
   End of Year
------------------
   Mm/dd/yyyy         45             Xx.xx%               $x,xxx.00      $x,xxxx.00     $x,xxxx.00     $x,xxx.00    $x,xxx.00
------------------



This illustration is based on the selected gross rate of return and calculates the change in Contract Value from the beginning period to the ending period, adjusted for subsequent Purchase Payments and any withdrawals. The hypothetical gross rate of return does not include any expenses and charges. However, all values reflect the contract maintenance charge, and the net rate of return, which takes into consideration the applicable M&E charge and average total annual Investment Option operating expenses of .xxxx%.

This illustration is not intended to serve as a projection or prediction of future returns.

An illustration showing a hypothetical 0% gross rate of return is contained on the following page.


--------------------------------------------------------------------------------
This is a hypothetical variable annuity illustration, not a contract, and is not complete without all pages. The illustration can only be used when accompanied or preceded by the Contract prospectus for the USAllianz(R) CharterTM II, an individual flexible purchase payment variable deferred annuity contract. The prospectus contains more information, including fees, expenses, and risk factors, and should be read carefully before sending money. All product guarantees are based on the claims paying ability of Allianz Life Insurance Company of North America. Variable annuities are: not insured by the FDIC or any other governmental agency; not deposits or obligations of, or guarantees by, any bank or deposit or institution; and subject to investment risks, including the possible loss of principal.


USAllianz products are issued by Allianz Life Insurance Company of North America and distributed by its affiliate, USAllianz Investor Services, LLC, 5701 Golden Hills Drive, Minneapolis, MN 55416-1297. Member NASD.

xx/xx/2002                                                    Page x of y


                                                                            A-15




                                                               USAllianz(R) CharterTM II

Prepared For:                                        Contract Information for Features Selected
John Doe
                                                              Contract Type: Non-Qualified
                                                     Guaranteed Minimum Income Benefit (GMIB):
                                                     Traditional Guaranteed Minimum Death Benefit (Traditional GMDB):
Period Beginning:

                                                Hypothetical Fixed Rate of Return Illustration
                                                           Gross Rate of Return 0.00%

 ------------------ --------- ------------------------ ------------------ ------------ ---------------- ----------- ------------
                                                          Purchase                    Cash Surrender
                             Hypothetical Gross       Payments Less     Contract         Value         Death     GMIB Value
                     Age         Rate of Return          Withdrawals        Value                       Benefit
   End of Year
------------------
   Mm/dd/yyyy         45              0.00%               $x,xxx.00      $x,xxxx.00     $x,xxxx.00     $x,xxx.00    $x,xxx.00
------------------



This illustration is based on the selected gross rate of return and calculates the change in Contract Value from the beginning period to the ending period, adjusted for subsequent Purchase Payments and any withdrawals. The hypothetical gross rate of return does not include any expenses and charges. However, all values reflect the contract maintenance charge, and the net rate of return, which takes into consideration the applicable M&E charge and average total annual Investment Option operating expenses of .xxxx%.


--------------------------------------------------------------------------------
This is a hypothetical variable annuity illustration, not a contract, and is not complete without all pages. The illustration can only be used when accompanied or preceded by the Contract prospectus for the USAllianz(R) CharterTM II, an individual flexible purchase payment variable deferred annuity contract. The prospectus contains more information, including fees, expenses, and risk factors, and should be read carefully before sending money. All product guarantees are based on the claims paying ability of Allianz Life Insurance Company of North America. Variable annuities are: not insured by the FDIC or any other governmental agency; not deposits or obligations of, or guarantees by, any bank or deposit or institution; and subject to investment risks, including the possible loss of principal.


USAllianz products are issued by Allianz Life Insurance Company of North America and distributed by its affiliate, USAllianz Investor Services, LLC, 5701 Golden Hills Drive, Minneapolis, MN 55416-1297. Member NASD.

xx/xx/2002                                                    Page x of y

                                                                           A-16
                              IMPORTANT DISCLOSURES

             Hypothetical Variable and/or Fixed Payout Illustration

This illustration depicts how payments under an Annuity Option may work when you annuitize your Contract. This illustration is not a contract, and it is not a representation or guarantee of future returns or of any specific payout amount.

If you want to receive regular income from your Contract, you can choose an Annuity Option at any time after the second Contract Anniversary. You may elect to receive your Annuity Payments as a variable payout, a fixed payout, or a combination of both. If you choose to have any part of your Annuity Payments come from the Investment Options, the dollar amount of your Annuity Payments may go up or down based on the performance of the Investment Options.

The Contract cannot be annuitized prior to the second Contract Anniversary. For this reason, illustrations that you receive will be based upon an Income Date that is at least 24 months after the Issue Date.

You can elect illustrations of either a "variable" payout option or a "fixed" payout option, or, you may elect to receive both a variable payout illustration and a fixed payout illustration.

We do not base the "fixed" payout option illustration upon any sort of historical performance, but rather we base it upon fixed payout factors that are in effect on the date of the illustration. These factors can change up until the Income Date.

We base the "variable" payout option illustration upon actual historical performance of one or more Investment Options over the annuity payout period, as adjusted for all applicable Investment Option operating expenses and applicable Contract expenses. The principal purpose of the variable payout illustration is to demonstrate how the performance of the underlying Investment Options could affect Contract Values and Annuity Payment amounts when you annuitize the Contract. Of course, past performance of any Investment Option is not necessarily indicative of future results, and no representation is made as to the future performance of any Investment Option.

This illustration may illustrate adjusted historical performance for one or more Investment Options. If more than one option is illustrated, performance may be shown as aggregate performance for all Investment Options selected. In addition, if you elect to illustrate more than one Investment Option and to hypothetically allocate more money to one option than to other options (for example, 50% to one option, 30% to a second option, and 20% to a third option), performance may be shown as weighted aggregate performance.

Performance data for the Investment Options illustrated in this illustration reflects the deduction of the mortality and expense risk (M&E) charges and contract maintenance charge. The fees and expenses of the underlying Investment Options (which serve as funding vehicles) are also reflected. The withdrawal charge may or may not be reflected, depending upon what is being illustrated. For example, the withdrawal charge would be deducted from cash surrender value figures that are illustrated, but not Contract Value figures. Please refer to the prospectus for full details on charges, expenses and fees.

--------------------------------------------------------------------------------

This is a hypothetical variable annuity illustration, not a contract, and is not complete without all pages. The illustration can only be used when accompanied or preceded by the Contract prospectus for the USAllianz(R) CharterTM II, an individual flexible purchase payment variable deferred annuity contract. The prospectus contains more information, including fees, expenses, and risk factors, and should be read carefully before sending money. All product guarantees are based on the claims paying ability of Allianz Life Insurance Company of North America. Variable annuities are: not insured by the FDIC or any other governmental agency; not deposits or obligations of, or guarantees by, any bank or deposit or institution; and subject to investment risks, including the possible loss of principal.

USAllianz products are issued by Allianz Life Insurance Company of North America and distributed by its affiliate, USAllianz Investor Services, LLC, 5701 Golden Hills Drive, Minneapolis, MN 55416-1297. Member NASD.

xx/xx/2002                                                          Page x of y

As an alternative variable payout illustration, the Standard & Poor's 500 Composite Price Index (S&P 500) or other recognized investment benchmark may be used to show how values may vary. The S&P 500 is not indicative of the performance of any Investment Option and is not necessarily indicative of future results. No representation is made as to the future performance of any Investment Option. The hypothetical assumed rates of return are illustrative only and are not a representation of past or future investment returns.

The illustration has not been adjusted for state or federal income tax liability, 10% federal penalty tax for surrenders prior to age 59 1/2, or any applicable state premium taxes; values would be lower if such adjustments had been made.

Variable Payout Annuity- Variable annuity payouts depend on a variety of factors, including the amount annuitized, the annuity payout option selected, and the assumed investment rate (AIR). Variable Annuity Payments will vary with the investment performance of the Investment Option(s) selected. This variable income can increase or decrease from the initial monthly Annuity Payment and no minimum dollar amount of variable income is guaranteed. Actual investment results may be more or less than those reflected in the hypothetical rates of return and will depend on a number of factors, including the choice and investment experience of the eligible variable Investment Options.

The AIR in the illustration was selected by your registered representative. The 3% AIR Annuity Payments start at a lower level than Annuity Payments with a 5% AIR, with the potential for more rapid increase in Annuity Payment amounts during later years. Conversely if a 5% AIR is chosen there is a potential for a more rapid decrease in Annuity Payment amounts during the later years.

The value of a variable annuity will fluctuate up and down, based on the performance of the underlying Investment Options, and the Contract Owner may experience a gain or loss. Actual investment results may be more or less than those shown on this illustration and will depend on a number of factors, including the choice and investment experience of the Investment Options.

Standardized Average Annual Return: Any adjusted historical performance illustration is accompanied by Standardized Average Annual Return for each Investment Option depicted in the illustration. Standardized return is calculated using uniform guidelines as mandated by the Securities and Exchange Commission. Standardized return figures assume a one-time lump sum investment, and do not reflect the effect of taxation. Standardized return is shown for the most recent 1, 5, and 10 year periods, or from the inception date of the subaccount, if later. In contrast, illustration materials may depict returns from the inception date of the applicable Investment Option, if earlier than the inception date of the subaccount. Standardized return includes the effect of all Investment Option expenses and all Contract expenses. If Contract expenses vary depending upon which features are selected, standardized return will reflect the highest potential expenses. In contrast, an illustration may reflect only certain expenses. Standardized return also assumes the assessment of a withdrawal charge at the end of each applicable period. Standardized return is computed as of the most recent calendar quarter end.

The adjusted historical average annual return is based upon the weighted aggregate historical rate of return on the Investment Options selected, commencing on the hypothetical Issue Date, and calculates the change in Contract Value from the beginning of the hypothetical period to the end of the period, adjusted for additional Purchase Payments and any withdrawals. The adjusted historical average annual return commences on the inception date of the Investment Option and includes M&E charges and Investment Option expenses, but does not include the withdrawal charge.


--------------------------------------------------------------------------------
This is a hypothetical variable annuity illustration, not a contract, and is not complete without all pages. The illustration can only be used when accompanied or preceded by the Contract prospectus for the USAllianz(R) CharterTM II, an individual flexible purchase payment variable deferred annuity contract. The prospectus contains more information, including fees, expenses, and risk factors, and should be read carefully before sending money. All product guarantees are based on the claims paying ability of Allianz Life Insurance Company of North America. Variable annuities are: not insured by the FDIC or any other governmental agency; not deposits or obligations of, or guarantees by, any bank or deposit or institution; and subject to investment risks, including the possible loss of principal.

USAllianz products are issued by Allianz Life Insurance Company of North America and distributed by its affiliate, USAllianz Investor Services, LLC, 5701 Golden Hills Drive, Minneapolis, MN 55416-1297. Member NASD.

xx/xx/2002                                                    Page x of y

Weighted aggregate return for the Investment Options selected for the total period shown is: xx.xx%. Average annual returns for each of the Investment Options selected for the most recent 1, 5, and 10 year periods (computed as of the most recent calendar quarter) are shown on another page of this illustration.

Fixed Payout Annuity- Fixed payments will depend on a variety of factors, including the amount annuitized, payout factor rates when the Contract is annuitized, date of birth, and annuity payout option selected. Fixed Annuity payouts, once commenced, will not vary (except as indicated by the Annuity Option on the death of one of the joint Annuitants).

Annuity Value - We base Annuity Payments on the Annuity Value shown in the illustration. If you select the GMIB, your Annuity Value is described below. If you do not select the GMIB, your Annuity Value is the Contract Value adjusted for any applicable Market Value Adjustment and less any premium taxes.

Costs and Expenses: The Contract has insurance features and investment features, and there are costs related to each.

Contract maintenance charge. Each year, Allianz Life deducts a $50 contract maintenance charge from your Contract. Allianz Life currently waives this charge if the value of your Contract is at least $75,000.

Mortality and expense risk (M&E) charge. Allianz Life deducts a M&E charge which varies depending upon the benefit options you choose. The table below shows the combinations available to you and their charges during the Accumulation Phase. The M&E charges are calculated as a percentage of the average daily Separate Account Value invested in an Investment Option on an annual basis. This illustration reflects the M&E charge associated with the benefit options you have chosen.



                              Total M&E Charge Without       Total M&E Charge With the       Total M&E Charge With the
                                      the GMIB                   Traditional GMIB                  Enhanced GMIB
Traditional GMDB                        1.75%                          1.95%                           2.45%
Enhanced GMDB                           2.05%                          2.20%                           2.65%
EP GMDB                                 2.05%                          2.25%                           2.70%


During the Payout Phase, the M&E Charge is 1.75%

The selection of the Traditional GMDB, Enhanced GMDB, EP GMDB, Traditional GMIB or Enhanced GMIB must be made at the time of initial Purchase Payment. Once selected, they cannot be changed.

--------------------------------------------------------------------------------

This is a hypothetical variable annuity illustration, not a contract, and is not complete without all pages. The illustration can only be used when accompanied or preceded by the Contract prospectus for the USAllianz(R) CharterTM II, an individual flexible purchase payment variable deferred annuity contract. The prospectus contains more information, including fees, expenses, and risk factors, and should be read carefully before sending money. All product guarantees are based on the claims paying ability of Allianz Life Insurance Company of North America. Variable annuities are: not insured by the FDIC or any other governmental agency; not deposits or obligations of, or guarantees by, any bank or deposit or institution; and subject to investment risks, including the possible loss of principal.

USAllianz products are issued by Allianz Life Insurance Company of North America and distributed by its affiliate, USAllianz Investor Services, LLC, 5701 Golden Hills Drive, Minneapolis, MN 55416-1297. Member NASD.

xx/xx/2002                                                    Page x of y

The GMIB guarantees that your Annuity Payments will be equal to the guaranteed fixed payout rates applied to the GMIB value (see below). We will use current fixed payout rates applied to the Contract Value adjusted for any applicable MVA (less any applicable premium tax) to calculate your Annuity Payments if that produces a greater payment. However, if we do not use the GMIB value to calculate your Annuity Payments you will incur higher Contract expenses without receiving any explicit benefit from the GMIB option.

The GMIB is subject to a 10-year waiting period and your Contract must be annuitized under one of the fixed Annuity Options 1-6. If a period certain Annuity Option is chosen, the period must be a minimum of ten years. If you do not hold your Contract for ten years before the Income Date, you cannot take advantage of the GMIB benefit.

You can always annuitize your Contract Value two years or more after the Issue Date under a fixed and/or variable Annuity Option. Some states may require a shorter period of time.

The Traditional GMIB value is equal to the total Purchase Payments adjusted for partial withdrawals.

The Enhanced GMIB value is equal to the greater of:

|X| total Purchase Payments adjusted for partial withdrawals increased by 3% on each Contract Anniversary prior to age 81; or

|X| the maximum Contract Value on any Contract Anniversary plus subsequent additional Purchase Payments and minus subsequent adjusted partial withdrawals prior to age 81.

If you take money out of the Contract, Allianz Life may assess a withdrawal charge. The withdrawal charge starts at 8% in the first Contract Year and declines to 0% after we have had your Purchase Payment for two full years.

There are also daily Investment Option expenses which currently range, on an annual basis, from 0.57% to 1.82% of the average daily value of the Investment Option after expense reimbursements or fee waivers, depending upon the Investment Option.

This illustration reflects the costs of all optional features you have selected. It does not reflect costs associated with features you have not selected. If you choose to add optional features, it will increase costs and reduce returns.

Important Considerations: Past performance is not necessarily indicative of future results. No representation is made as to future performance. The value of an annuity contract will fluctuate, so that it may be worth more or less than amounts paid in.

International investing involves some risks not present with U.S. investments, such as currency fluctuation and political volatility.

An investment in the Money Market fund is neither insured nor guaranteed by the FDIC or any other governmental agency. Although the fund seeks to preserve your $1.00 per share, it is possible to lose money in the fund.

--------------------------------------------------------------------------------


This is a hypothetical variable annuity illustration, not a contract, and is not complete without all pages. The illustration can only be used when accompanied or preceded by the Contract prospectus for the USAllianz(R) CharterTM II, an individual flexible purchase payment variable deferred annuity contract. The prospectus contains more information, including fees, expenses, and risk factors, and should be read carefully before sending money. All product guarantees are based on the claims paying ability of Allianz Life Insurance Company of North America. Variable annuities are: not insured by the FDIC or any other governmental agency; not deposits or obligations of, or guarantees by, any bank or deposit or institution; and subject to investment risks, including the possible loss of principal.

USAllianz products are issued by Allianz Life Insurance Company of North America and distributed by its affiliate, USAllianz Investor Services, LLC, 5701 Golden Hills Drive, Minneapolis, MN 55416-1297. Member NASD.

xx/xx/2002                                                    Page x of y



                                                                           A-20
                            USAllianz(R) CharterTM II


Prepared For:                                        Contract Information for Features Selected
John Doe
                                                             Contract Type: Non-Qualified
                                                     Guaranteed Minimum Income Benefit (GMIB):
                                                     Traditional Guaranteed Minimum Death Benefit (Traditional GMDB):
Period Beginning:

                     Standardized Average Annual Return and
                        Adjusted Investment Option Return
 As of [12/31/2002], a one-time investment of $1,000 if withdrawn would have generated the following Standardized Average Annual Return, without regard to taxes:

                                                         Investment Option Performance                    Subaccount Performance
                                                                               Since        Date of        Since  Date of Inception
Investment Option                         1 Year    5 Years     10 Years     Inception     Inception       Inception
-----------------                         ------    -------     --------     ---------     ---------       ---------
USAZ Money Market Fund
Davis VA Financial Portfolio
Davis VA Value Portfolio


Standardized average annual return figures are calculated from the inception date of the applicable Allianz Life subaccount. Figures reflect the deduction of all Contract and Investment Option expenses. Where there is a varying expense depending upon the feature selected, the highest potential charge is shown. The effect of the withdrawal charge is reflected at the end of each period shown. Non-standardized performance reflecting Investment Option returns prior to subaccount inception have been adjusted for Contract expenses.



Past performance is not necessarily indicative of future results.


[This page must accompany any accumulation illustration containing adjusted historical performance.]



--------------------------------------------------------------------------------
This is a hypothetical variable annuity illustration, not a contract, and is not complete without all pages. The illustration can only be used when accompanied or preceded by the Contract prospectus for the USAllianz(R) CharterTM II, an individual flexible purchase payment variable deferred annuity contract. The prospectus contains more information, including fees, expenses, and risk factors, and should be read carefully before sending money. All product guarantees are based on the claims paying ability of Allianz Life Insurance Company of North America. Variable annuities are: not insured by the FDIC or any other governmental agency; not deposits or obligations of, or guarantees by, any bank or deposit or institution; and subject to investment risks, including the possible loss of principal.

USAllianz products are issued by Allianz Life Insurance Company of North America and distributed by its affiliate, USAllianz Investor Services, LLC, 5701 Golden Hills Drive, Minneapolis, MN 55416-1297. Member NASD.

xx/xx/2002                                                    Page x of y




                                                                            A-21
                            USAllianz(R) CharterTM II



Prepared For:                                        Contract Information for Features Selected
John Doe
                                                             Contract Type: Non-Qualified
                                                     Guaranteed Minimum Income Benefit (GMIB):
                                                     Traditional Guaranteed Minimum Death Benefit (Traditional GMDB):
Period Beginning:



                    HYPOTHETICAL VARIABLE PAYOUT ILLUSTRATION
                     BASED UPON ADJUSTED HISTORICAL RETURNS

Annuity Option:_______
Annuitization Age:      65, Male                                                            Annuity Value:            520,097.92
Federal Tax Rate:       28%
Assumed Investment Rate (AIR):        3.5%
Income Date:______________                                                                Cost Basis: 500,000.00
Issue Date:______________

  Investment Option                                  Allocation
  USAZ Van Kampen Aggressive Growth Fund                    90%
  USAZ Van Kampen Growth Fund                               10%



   -------------------- ----------------------- ---------------------- ---------------------- ----------------------- --------------
   Period Ending Date         Payout Age           Monthly Payout        Exclusion Amount         Taxable Amount        Cumulative
                                                                                                                          Payout
   -------------------- ----------------------- ---------------------- ---------------------- ----------------------- -------------


This illustration is based upon weighted aggregate historical returns during the period indicated. However, past returns are not indicative of future results. This illustration is not intended to serve as a projection or prediction of future returns.

Average annual returns for each of the Investment Options selected for the most recent 1, 5, and 10 year periods (computed as of the most recent calendar quarter) are shown on another page of this illustration.

--------------------------------------------------------------------------------


This is a hypothetical variable annuity illustration, not a contract, and is not complete without all pages. The illustration can only be used when accompanied or preceded by the Contract prospectus for the USAllianz(R) CharterTM II, an individual flexible purchase payment variable deferred annuity contract. The prospectus contains more information, including fees, expenses, and risk factors, and should be read carefully before sending money. All product guarantees are based on the claims paying ability of Allianz Life Insurance Company of North America. Variable annuities are: not insured by the FDIC or any other governmental agency; not deposits or obligations of, or guarantees by, any bank or deposit or institution; and subject to investment risks, including the possible loss of principal.

USAllianz products are issued by Allianz Life Insurance Company of North America and distributed by its affiliate, USAllianz Investor Services, LLC, 5701 Golden Hills Drive, Minneapolis, MN 55416-1297. Member NASD.

xx/xx/2002                                                    Page x of y




                                                                           A-22
                                                              USAllianz(R) CharterTM II



Prepared For:                                        Contract Information for Features Selected
John Doe
                                                            Contract Type: Non-Qualified
                                                     Guaranteed Minimum Income Benefit (GMIB):
                                                     Traditional Guaranteed Minimum Death Benefit (Traditional GMDB):
Period Beginning:



                    HYPOTHETICAL VARIABLE PAYOUT ILLUSTRATION
                      BASED UPON S&P 500 HISTORICAL RETURNS


Annuity Option:_______
Annuitization Age:      65, Male                                                            Annuity Value:            520,097.92
Federal Tax Rate:       28%
Assumed Investment Rate (AIR):        3.5%
Income Date:______________                                                                Cost Basis: 500,000.00
Issue Date:______________


   -------------------- ----------------------- ---------------------- ---------------------- ----------------------- --------------
   Period Ending Date         Payout Age           Monthly Payout        Exclusion Amount         Taxable Amount        Cumulative
                                                                                                                          Payout
   -------------------- ----------------------- ---------------------- ---------------------- ----------------------- --------------

This illustration is based upon S&P 500 historical returns during the period indicated. These S&P 500 returns are not indicative of the performance of any Investment Options. Past returns are not indicative of future results. This illustration is not intended to serve as a projection or prediction of future returns and is presented as of the most recent calendar [year/quarter]..



--------------------------------------------------------------------------------

This is a hypothetical variable annuity illustration, not a contract, and is not complete without all pages. The illustration can only be used when accompanied or preceded by the Contract prospectus for the USAllianz(R) CharterTM II, an individual flexible purchase payment variable deferred annuity contract. The prospectus contains more information, including fees, expenses, and risk factors, and should be read carefully before sending money. All product guarantees are based on the claims paying ability of Allianz Life Insurance Company of North America. Variable annuities are: not insured by the FDIC or any other governmental agency; not deposits or obligations of, or guarantees by, any bank or deposit or institution; and subject to investment risks, including the possible loss of principal.

USAllianz products are issued by Allianz Life Insurance Company of North America and distributed by its affiliate, USAllianz Investor Services, LLC, 5701 Golden Hills Drive, Minneapolis, MN 55416-1297. Member NASD.

xx/xx/2002                                                    Page x of y

                                                                           A-23
                                      USAllianz(R) CharterTM II



Prepared For:       Contract Information for Features Selected
John Doe
                           Contract Type: Non-Qualified
                    Guaranteed Minimum Income Benefit (GMIB):
                Traditional Guaranteed Minimum Death Benefit (Traditional GMDB):
Period Beginning:




                     HYPOTHETICAL FIXED PAYOUT ILLUSTRATION


Annuity Option:_______
Annuitization Age:      65, Male            Annuity Value:            520,097.92
Federal Tax Rate:       28%
Income Date:______________                                Cost Basis: 500,000.00
Issue Date:______________




       Monthly Payout              Exclusion Amount          Taxable Amount


This hypothetical illustration is based upon payout factor rates currently in effect. These are subject to change, and may be higher or lower when you annuitize your Contract.

This illustration is not intended to serve as a projection or prediction of future returns.

--------------------------------------------------------------------------------
This is a hypothetical variable annuity illustration, not a contract, and is not complete without all pages. The illustration can only be used when accompanied or preceded by the Contract prospectus for the USAllianz(R) CharterTM II, an individual flexible purchase payment variable deferred annuity contract. The prospectus contains more information, including fees, expenses, and risk factors, and should be read carefully before sending money. All product guarantees are based on the claims paying ability of Allianz Life Insurance Company of North America. Variable annuities are: not insured by the FDIC or any other governmental agency; not deposits or obligations of, or guarantees by, any bank or deposit or institution; and subject to investment risks, including the possible loss of principal.

USAllianz products are issued by Allianz Life Insurance Company of North America and distributed by its affiliate, USAllianz Investor Services, LLC, 5701 Golden Hills Drive, Minneapolis, MN 55416-1297. Member NASD.

xx/xx/2002                                                    Page x of y




                                     PART C
                                OTHER INFORMATION

Item 24.  Financial Statements and Exhibits

       a.  Financial Statements

           The financial statements of the Company and the Separate Account will be filed by amendment.


       b.  Exhibits


      1. Resolution of Board of Directors of the Company authorizing the establishment of the Variable Account(1)
      2.   Not  Applicable
      3.a. Principal Underwriter's Agreement(2)
      3.b. General Agency Agreement(5)
      4.a. Individual Variable Annuity Contract (to be filed by amendment)
      4.b. GMDB Endorsement (to be filed by amendment)
      4.c. GMIB Endorsement (to be filed by amendment)
      4.d. GPWB Endorsement (to be filed by amendment)
      5.   Application for Indiv Var Annuity Contract(to be filed by amendment)
      6.   (i)  Copy of Articles of Incorporation of the Company(1)
           (ii) Copy of the Bylaws of the Company(1)
      7.   Not  Applicable
      8.a. Form of Fund Participation Agreement between AIM Variable
           Insurance Funds, Inc., Allianz Life Insurance Company of North America and NALAC Financial Plans LLC(3)
        b. Form of Fund Participation Agreement between USAllianz Variable Insurance Products Trust, Allianz Life Insurance Company of
           North America and BISYS Fund Services Limited Partnership(3)
        c. Form of Fund Participation Agreement between Davis Variable
           Account Fund, Inc., Davis Distributors, LLC and Allianz Life Insurance Company of North America(4)
        d. Form of Fund Participation Agreement between Oppenheimer Variable Account Funds, Oppenheimer Funds Inc. and Allianz Life Insurance Company of North America(4)
        e. Form of Fund Participation Agreement between Allianz Life Insurance Company of North America, PIMCO Variable Insurance Trust, and PIMCO Fund Distributors, LLC(4)
        f. Form of Fund Participation Agreement between Seligman Portfolios, Inc. and Allianz Life Insurance Company of North America(4)
        g. Form of Fund Participation Agreement between The Prudential Series Fund, Inc., The Prudential Insurance Company of America, Prudential Investment Management Services LLC and Allianz Life Insurance
           Company of North America (6)
        h. Form of Fund Participation Agreement between Franklin Templeton Variable Insurance Products Trust, Templeton Variable Products Series Fund, Franklin Templeton Distributors, Inc., and Allianz Life Insurance Company of North America (8)
        i. Form of Fund Participation Agreement between Van Kampen
           Life Investment Trust, Van Kampen Funds Inc,
           Van Kampen Asset Management and Allianz Life of North
           America (9)
        j. Form of Fund Participation Agreement between Van Kampen
           Funds, Inc., and USAllianz Investor Services, LLC (9)
        k. Portfolio Management Agreement between USAllianz
           Advisers, LLC, USAllianz Variable Insurance Products Trust, and Van Kampen Asset Management, Inc. (9)
        l. Portfolio Management Agreement between USAllianz
           Advisers, LLC,USAllianz Variable Insurance Products Trust, and Van Kampen Investment Advisory Corporation. (9)
        m. Portfolio Management Agreement between USAllianz
           Advisers, LLC,USAllianz Variable Insurance Products Trust and Van Kampen Asset Management, Inc. (9)
        n. Portfolio Management Agreement between USAllianz
           Advisers, LLC, USAllianz Variable Insurance Products Trust, and Alliance Capital Management L.P. (9)
        o. Portfolio Management Agreement between USAllianz
           Advisers, LLC, USAllianz Variable Insurance Products Trust, and PIMCO Advisers L.P. (9)
        p. Portfolio Management Agreement between USAllianz
           Advisers, LLC,USAllianz Variable Insurance Products Trust and Templeton Investment Counsel,LLC. (9)
        q. Form of Fund Participation Agreement between Dreyfus
           Investment Portfolios and Allianz Life Insurance Company of North America (10)
      9.   Opinion and Consent of Counsel (to be filed by amendment)
     10.   Consent of Independent Auditor (to be filed by amendment)
     11.   Not Applicable
     12.   Not Applicable
     13.   Calculation of Performance Data (to be filed by amendment)
     14.   Company  Organizational Chart(5)
     15.   Powers of Attorney (11)

(1) Incorporated by reference to Registrant's Form N-4 (File Nos. 333-06709 and 811-05618) electronically filed on June 24, 1996.
(2) Incorporated by reference to Pre-Effective Amendment No. 1 to Registrant's Form N-4 (File Nos. 333-06709 and 811-05618) electronically filed on December 13, 1996.
(3) Incorporated by reference to Registrant's Form N-4 (File Nos. 333-06709 and 811-05618) electronically filed on November 12, 1999.
(4) Incorporated by reference to Registrant's Pre-Effective Amendment to Form N-4 (File Nos. 333-82329 and 811-05618) electronically filed December 30, 1999.
(5) Incorporated by reference to Registrant's Post-Effective Amendment No. 8 to Form N-4 (File Nos. 333-06709 and 811-05618) electronically filed on April 27, 2000.
(6) Incorporated by reference to Registrant's Pre-Effective Amendment to Form N-4 (File Nos. 333-47886 and 811-05618) electronically filed on December 21, 2000.
(7) Incorporated by reference to Registrant's Post-Effective Amendment to Form N-4 (File Nos. 333-47886 and 811-05618) electronically filed on February 28, 2001.
(8) Incorporated by reference to Registrant's Post-Effective Amendment No. 2 to Form N-4 (File Nos. 333-47886 and 811-05618) electronically filed on
     April 30, 2001.
(9) Incorporated by reference to Registrant's Post-Effective Amendment No. 6 to Form N-4 (File Nos. 333-47886 and 811-05618) electronically filed on November 1, 2001.
(10) Incorporated by reference to Registrant's Post-Effective Amendment No. 5 to Form N-4 (File Nos. 333-82329 and 811-05618) electronically filed on
     April 23, 2002.
(11) Incorporated by reference to Registrant's Form N4 (File Nos. 333-90260 & 811-05618 electronically Filed on June 11, 2002




Item  25.        Directors  and  Officers  of  the  Depositor

The following are the Officers and Directors of the Insurance Company:

Name and Principal            Positions and Offices
Business Address              with Depositor
-----------------------------  ---------------------------------

Robert W. MacDonald           Chairman of the Board
5701 Golden Hills Drive
Minneapolis, MN 55416

Mark A. Zesbaugh              Chief Executive Officer and
5701 Golden Hills Drive       Director
Minneapolis, MN  55416

Michael P. Sullivan           Director
7505 Metro Boulevard
Minneapolis, MN 55439

Dr. Gerhard Rupprecht         Director
Reinsburgstrasse 19
D-70178
Stuttgart, Germany

Gabrielle Matzdorff           Senior Vice President and
5701 Golden Hills Drive       Chief Financial Officer
Minneapolis, MN 55416

Denise Blizil                 Senior Vice President and
5701 Golden Hills Drive       Chief Administrative Officer
Minneapolis, MN 55416

Rev. Dennis Dease             Director
c/o University of St. Thomas
215 Summit Avenue
St. Paul, MN 55105-1096

James R. Campbell             Director
c/o Wells Fargo and Co.
Wells Fargo Center
Sixth & Marquette
Minneapolis, MN 55479-0116

Robert M. Kimmitt             Director
Commerce One, Inc.
4440 Rosewood Drive
Pleasonton, CA 94588-3050

Suzanne Pepin                 Senior Vice President and
5701 Golden Hills Drive       Chief Legal Officer
Minneapolis, MN 55416

Charles Kavitsky              President and
5701 Golden Hills Drive       Chief Marketing Officer
Minneapolis, MN 55416

Neil McKay                    Senior Vice President and
5701 Golden Hills Drive       Chief Actuary
Minneapolis, MN 55416

Michael Diekmann              Director
Allianz AG
Koeniginstrausse 28
D-80802
Munich Germany

Paul M. Saffert               Director
Allianz of America Corp
777 San Marin Drive
Novato, CA  94998


Item 26. Persons Controlled by or Under Common Control with the Depositor or Registrant

The Insurance Company organizational chart was filed as Exhibit 14 (File Nos. 333-06709 and 811-05618) in Post-Effective Amendment No. 8 filed April 27, 2000 and is incorporated herein by reference.

Item  27.        Number  of  Contract  Owners

Not Applicable

Item  28.        Indemnification


The Bylaws of the Insurance Company provide that:


Each person (and the heirs, executors, and administrators of such person) made or threatened to be made a party to any action, civil or criminal, by reason of being or having been a Director, officer, or employee of the corporation (or by reason of serving any other organization at the request of the corporation) shall be indemnified to the extent permitted by the laws of the State of Minnesota, and in the manner prescribed therein.

Insofar as indemnification for liability arising under the Securities Act of 1933 may be permitted for directors and officers or controlling persons of the Insurance Company pursuant to the foregoing, or otherwise, the Insurance Company has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Insurance Company of expenses incurred or paid by a director, officer or controlling person of the Insurance Company in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Company will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

Item  29.        Principal  Underwriters


    a.  USAllianz Investor Services, LLC is  the  principal underwriter for the Contracts. It also is the principal underwriter for variable insurance products issued by:

                          Allianz  Life  Variable  Account  A
                          Allianz  Life of NY Variable Account  C

     b. The following are the officers(managers) and directors (Board of Governors) of USAllianz Investor Services, LLC:



                           Positions and Offices
Business Address           with Underwriter

-----------------------    ----------------------

Christopher H.Pinkerton    Chairman, Chief Executive Officer, President,
5701 Golden Hills Drive    Chief Manager & Director
Minneapolis, MN 55416

Tracy H. Gardner           Chief Administrative Officer &
5701 Golden Hills Drive    Sr. Vice President
Minneapolis, MN 55416

Michael M. Ahles           Chief Financial Officer & Sr. Vice President
5701 Golden Hills Drive
Minneapolis, MN  55416

Catherine Q. Farley        Sr. Vice President
5701 Golden Hills Drive
Minneapolis, MN  55416

Cynthia M. Robeck          Vice President
5701 Golden Hills Drive
Minneapolis, MN  55416

Jennifer J. Wagner         Vice President
5701 Golden Hills Drive
Minneapolis, MN  55416

Keith L. Johnson           Sr. Vice President
5701 Golden Hills Drive
Minneapolis, MN  55416

Carol B.Shaw               Sr. Vice President
5701 Golden Hills Drive
Minneapolis, MN  55416

Corey J. Walther           Sr. Vice President
5701 Golden Hills Drive
Minneapolis, MN  55416

Dave Schliesman            Sr. Vice President
5701 Golden Hills Drive
Minneapolis, MN  55416

Jeffrey W. Kletti          Vice President
5701 Golden Hills Drive
Minneapolis, MN  55416

Myron Rothstein            Vice President
5701 Golden Hills Drive
Minneapolis, MN  55416

Patrick Allen              Divisional VP - NE
5701 Golden Hills Drive
Minneapolis, MN  55416

Edward Barrett             Divisional VP - SE
5701 Golden Hills Drive
Minneapolis, MN  55416

Kevin Rooney               Divisional VP - MID
5701 Golden Hills Drive
Minneapolis, MN  55416

Gerald Boucher             Divisional VP - W
5701 Golden Hills Drive
Minneapolis, MN  55416

Wayne Peterson             Compliance Officer
5701 Golden Hills Drive
Minneapolis, MN  55416

Stewart Gregg              Secretary
5701 Golden Hills Drive
Minneapolis, MN  55416

Jan Witort                 Assistant Secretary
5701 Golden Hills Drive
Minneapolis, MN  55416




     c. Not Applicable

Item  30.        Location  of  Accounts  and  Records


Michael Ahles, whose address is 5701 Golden Hills Drive, Minneapolis, MN 55416 and Delaware Valley Financial Services, USAllianz Service Center, 300 Berwyn Park, Berwyn, Pennsylvania 19312, maintain physical possession of the accounts, books or documents of the Variable Account required to be maintained by Section 31(a) of the Investment Company Act of 1940, as amended, and the rules promulgated thereunder.


Item  31.        Management  Services

Not  Applicable

Item  32.        Undertakings

   a. Registrant hereby undertakes to file a post-effective amendment to this registration statement as frequently as is necessary to ensure that the audited financial statements in the registration statement are never more than sixteen
(16) months old for so long as payment under the variable annuity contracts may be accepted.

   b. Registrant hereby undertakes to include either (1) as part of any application to purchase a contract offered by the Prospectus, a space that an applicant can check to request a Statement of Additional Information, or (2) a postcard or similar written communication affixed to or included in the Prospectus that the applicant can remove to send for a Statement of Additional Information.

   c. Registrant hereby undertakes to deliver any Statement of Additional Information and any financial statements required to be made available under this Form promptly upon written or oral request.


                             REPRESENTATIONS

Allianz Life Insurance Company of North America ("Company") hereby represents that the fees and charges deducted under the Contract described in the Prospectus, in the aggregate, are reasonable in relation to the services rendered, the expenses to be incurred and the risks assumed by the Company.

The Insurance Company hereby represents that it is relying upon a No Action Letter issued to the American Council of Life Insurance, dated November 28, 1988 (Commission ref. IP-6-88), and that the following provisions have been complied with:

   1. Include appropriate disclosure regarding the redemption restrictions imposed by Section 403(b)(11) in each registration statement, including the prospectus, used in connection with the offer of the contract;

   2. Include appropriate disclosure regarding the redemption restrictions imposed by Section 403(b)(11) in any sales literature used in connection with the offer of the contract;

   3. Instruct sales representatives who solicit participants to purchase the contract specifically to bring the redemption restrictions imposed by Section 403(b)(11) to the attention of the potential participants;

   4. Obtain from each plan participant who purchases a Section 403(b) annuity contract, prior to or at the time of such purchase, a signed statement acknowledging the participant's understanding of (1) the restrictions on redemption imposed by Section 403(b)(11), and (2) other investment alternatives available under the employer's Section 403(b) arrangement to which the participant may elect to transfer his contract value.


                              SIGNATURES

As required by the Securities Act of 1933 and the Investment Company Act of 1940, as amended, the Registrant certifies that it has caused this Registration Statement to be signed on its behalf in the City of Minneapolis and State of Minnesota, on this 19th day of February, 2003.



                                         ALLIANZ  LIFE VARIABLE  ACCOUNT  B
                                         (Registrant)


                                         By:  ALLIANZ  LIFE  INSURANCE COMPANY
                                             OF  NORTH  AMERICA
                                                 (Depositor)


                                         By:/s/Stewart Gregg
                                            --------------------------------
                                            Stewart Gregg
                                            Senior Counsel



                                         ALLIANZ  LIFE  INSURANCE  COMPANY
                                         OF  NORTH  AMERICA
                                          (Depositor)



                                          By:/s/Stewart Gregg
                                             ------------------------------
                                             Stewart Gregg
                                             Senior Counsel



Pursuant to the requirements of the Securities Act of 1933, this registration statement has been signed by the following persons in the capacities and on the dates indicated.


Signature  and  Title                                                Date


Robert W. MacDonald*     Chairman of the Board                     02/19/2003
Robert W. MacDonald

Mark A. Zesbaugh*        Chief Executive Officer                   02/19/2003
Mark A. Zesbaugh         and Director

Michael P. Sullivan*     Director                                  02/19/2003
Michael P. Sullivan

Dr. Gerhard Rupprecht*   Director                                  02/19/2003
Dr. Gerhard Rupprecht

Rev. Dennis Dease*       Director                                  02/19/2003
Rev. Dennis Dease

James R. Campbell*       Director                                  02/19/2003
James R. Campbell

Robert M. Kimmitt*       Director                                  02/19/2003
Robert M. Kimmitt

Michael Diekmann*        Director                                  02/19/2003
Michael Diekmann

Paul M. Saffert*          Director                                 02/19/2003
Paul M. Saffert

Gabby Matzdorff*          Director                                  02/19/2003
Gabby Matzdorff

Charles Kavitsky*         President and                             02/19/2003
Charles Kavitsky          Chief Marketing Officer

Denise Blizil*            Senior Vice President and                 02/19/2003
Denise Blizil             Chief Administrative Officer




                                         *By    Power  of  Attorney


                                          By: /s/Stewart Gregg
                                              --------------------------------
                                               Stewart Gregg
                                               Senior Counsel


                         To Pre-effective Amendment No.1

                                    EXHIBITS

                                   TO FORM N4

                         ALLIANZ LIFE VARIABLE ACCOUNT B

                 ALLIANZ LIFE INSURANCE COMPANY OF NORTH AMERICA

                                INDEX TO EXHIBITS
                                -----------------


EX-99.B4.a   New Variable Annuity Contract (to be filed by amendment)
EX-99.B4.b   GMDB Endorsement (to be filed by amendment)
EX-99.B4.c   GMIB Endorsement (to be filed by amendment)
EX-99.B4.d   GPWB Endorsement (to be filed by amendment)
EX-99.B5     Application for Indiv. Var Ann. Contract (to be filed by amendment)
EX-99.B9     Opinion and Consent of Counsel (to be filed by amendment)
EX-99.B10.b  Consent of Independent Auditor (to be filed by amendment)
EX-99.B13    Calculation of Performance Data (to be filed by amendment)